     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 1994

                                                  REGISTRATION NO. 33-54151
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                               AZTAR CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

             DELAWARE                                        86-0636534
  (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                      2390 EAST CAMELBACK ROAD, SUITE 400
                             PHOENIX, ARIZONA 85016
                                 (602) 381-4100
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               ROBERT M. HADDOCK
                               AZTAR CORPORATION
                      2390 EAST CAMELBACK ROAD, SUITE 400
                             PHOENIX, ARIZONA 85016
                                 (602) 381-4100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S AGENT FOR SERVICE OF PROCESS)

                               ----------------

                                   COPIES TO:
      BRIAN G. CARTWRIGHT, ESQ.                  ALLAN G. SPERLING, ESQ.
          LATHAM & WATKINS                 CLEARY, GOTTLIEB, STEEN & HAMILTON
  633 WEST FIFTH STREET, SUITE 4000                 ONE LIBERTY PLAZA
    LOS ANGELES, CALIFORNIA 90071               NEW YORK, NEW YORK 10006
           (213) 485-1234                            (212) 225-2000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION

                               JULY 21, 1994
PROSPECTUS

$180,000,000

AZTAR CORPORATION

  % SENIOR SUBORDINATED NOTES DUE 2004

The   % Senior Subordinated Notes Due 2004 (the "Notes") will be issued by
Aztar Corporation ("Aztar" or the "Company") and will mature on        , 2004.
Interest on the Notes will be payable semi-annually on      and     , beginning
       , 1995. The Notes will be redeemable at the election of the Company, in
whole or in part, on or after        , 1999, at the redemption prices set forth
herein. Upon a Change of Control (as hereinafter defined), each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at par. In addition, upon a Change of Control, the Company will have the right to redeem the Notes at the redemption prices set forth herein.

The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all present and future Senior Indebtedness (as hereinafter defined) of the Company, will rank pari passu with the Company's 11% Senior Subordinated Notes Due 2002 (the "11% Notes") (of which $200 million aggregate principal amount is outstanding) and will be effectively subordinated to liabilities of the Company's subsidiaries. As of March 31, 1994, the Company's Senior Indebtedness (as adjusted for the offering of the Notes and the use of proceeds thereof) was approximately $36 million and the Company's subsidiaries had aggregate liabilities (including trade payables and accrued liabilities and excluding amounts guaranteed by the Company) of approximately $42 million. THERE IS CURRENTLY NO INDEBTEDNESS (AS HEREINAFTER DEFINED) OF THE COMPANY OUTSTANDING THAT IS SUBORDINATED TO THE NOTES, AND THE COMPANY HAS NO CURRENT PLANS TO ISSUE ANY INDEBTEDNESS THAT WOULD BE SUBORDINATED TO THE NOTES.

SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY PURCHASERS OF THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NEITHER THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD NOR THE NEW JERSEY CASINO CONTROL COMMISSION HAS PASSED UPON THE ACCURACY, ADEQUACY OR INVESTMENT MERITS OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

- --------------------------------------------------------------------------------

                                        PRICE TO     UNDERWRITING PROCEEDS TO
                                        PUBLIC (1)   DISCOUNT     COMPANY (1)(2)
Per Note...............................       %            %            %
Total.................................. $            $            $

- --------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of original issuance.
(2) Before deducting expenses, estimated to be $       .
The Notes are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about        , 1994.



- -----------------------
 SALOMON BROTHERS INC
 ------------------------------------------------------------------------------

The date of this Prospectus is        , 1994.

     [LOGO of AZTAR]

  [Ramada Express
     Logo]

Ramada Express
Hotel and Casino,                 [Photo of Ramada Express Exterior--night]
Laughlin, Nevada,
"The Gambling Train
of Laughlin," was
expanded in 1993 to
1,500 rooms and
50,000 square feet
of casino space.

  [Tropicana Logo]

Tropicana Resort
and Casino, "The                [Photo of Tropicana Exterior--Night]
Island of Las
Vegas," is at "The
New Four Corners"
of the Strip.

  [TropWorld Logo]

TropWorld Casino
and Entertainment                [Photo of TropWorld exterior--Day]
Resort, "The Gaming
World of Atlantic
City," utilizes a
theme celebrating
the heyday of the
Boardwalk.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (collectively with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement and the exhibits thereto filed with the Commission, as well as periodic reports, proxy statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's common stock, par value $.01 per share (the "Common Stock"), is listed on the New York Stock Exchange. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus: (a) Current Report on Form 8-K dated July 9, 1993, (b) Annual Report on Form 10-K for the fiscal year ended December 30, 1993, (c) Proxy Statement dated March 28, 1994 (except the information set forth under the captions "Board Compensation Committee Report" and "Comparative Stock Price Performance Graph") and (d) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1994.

  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Notes (the "Offering") shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference as a part of the Prospectus and Registration Statement, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests should be directed to Aztar Corporation, 2390 East Camelback Road, Suite 400, Phoenix, Arizona 85016, Attention: Corporate Communications Office, telephone (602) 381-4111.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

  This summary information is qualified in its entirety by the more detailed information and financial statements (including notes thereto) appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Aztar Corporation ("Aztar" or the "Company") is one of the leading casino entertainment companies in the United States. The Company operates TropWorld in Atlantic City, New Jersey, Tropicana in Las Vegas, Nevada and Ramada Express in Laughlin, Nevada.

  The strategy of the Company has been to develop facilities with distinctive themes that are "must-see" attractions in their respective gaming markets and provide a full entertainment experience to attract gaming patrons. The Company targets customers in the high end of the middle market, with particular emphasis on slot customers.

  The Company uses a database marketing system to create a loyal following of repeat customers in its current markets. This technology will be expanded to new facilities as they are opened. This marketing approach, which is based on a combination of computerized card reader technology and a "frequent flier" marketing concept, allows the Company to control marketing costs and to optimize the profit contribution of its targeted casino patrons.

  The Company believes it is well-positioned to expand its operations as additional states and local jurisdictions adopt legislation to promote the development of casino entertainment. Aztar has more than ten years of experience operating casino entertainment facilities in Las Vegas and Atlantic City, the two largest gaming markets in the country. Management believes that its experience in developing and operating a wide range of successful casino entertainment facilities is a distinct advantage as it enters new markets.

TropWorld

  TropWorld Casino and Entertainment Resort ("TropWorld") recalls the heyday of the Atlantic City Boardwalk piers with their amusement rides, carnival games and strolling entertainers. The facility encompasses 10 acres and has ocean beach frontage of 220 yards along the Boardwalk. TropWorld's 92,191-square-foot casino contains 93 table games and approximately 2,800 slot machines. The TropWorld complex comprises 1,020 hotel rooms, 80,000 square feet of meeting, convention and banquet space, a 1,700-seat theatrical showroom, the largest in Atlantic City, parking facilities for over 2,700 vehicles, gourmet restaurants, several medium-priced restaurants and a food court, indoor and outdoor swimming pools, tennis courts, a health and fitness club and a jogging track. The Company is currently considering the construction of a third hotel tower of approximately 600 rooms.

Tropicana

  Tropicana Resort and Casino ("Tropicana") is located on a 34-acre site on the southeast corner of Las Vegas Boulevard (the "Strip") and Tropicana Avenue in Las Vegas, Nevada. Tropicana, which has a tropical island theme and is promoted as "The Island of Las Vegas," has one of the world's largest swimming pools as well as a five-acre water park and tropical garden enlivened by a collection of tropical birds and fish. The casino, which occupies approximately 45,000 square feet, contains over 1,550 slot machines and over 50 table games. The hotel has 1,907 hotel rooms and suites as well as approximately 100,000 square feet of convention and exhibit space.

  In past years, Tropicana's casino revenue mix was dominated by table games, particularly premium table games such as baccarat. Management's decision to emphasize the slot segment and to implement the Company's database marketing system at Tropicana has resulted in a substantial increase in slot revenue.

  The opening of two large casino hotels near Tropicana during the fourth quarter of 1993 has substantially increased hotel capacity near the intersection of Tropicana Avenue and the Strip, now known as "The New Four Corners." The increase in total casino and hotel capacity at this location has increased the level of activity and visitor traffic around Tropicana. Pedestrian traffic has been made faster, safer and more convenient as a result of the recent construction by the State of Nevada of pedestrian skywalks connecting the four corners of this intersection as well as the construction by the Company of an additional pedestrian bridge connecting one of the skywalks directly to the Tropicana casino. Management believes that the increased activity has stimulated and will continue to stimulate additional walk-in traffic that provides more opportunities for Tropicana to attract its target customers and retain them through its database marketing system. There can be no assurance, however, that the increased competition from these additional properties will not have an adverse effect on Tropicana.

Ramada Express

  Ramada Express Hotel and Casino ("Ramada Express") is located on 28 acres in Laughlin, Nevada. Laughlin is situated on the Colorado River at Nevada's southern tip. The facility features a Victorian-era railroad theme, including a train that carries guests between the parking areas and the casino hotel. In September 1993, the Company completed a $75 million expansion of Ramada Express, on schedule and within budget. The expansion of Ramada Express included a new 1,100-room tower, increasing the total to 1,500 rooms; a casino expansion of 20,000 square feet, bringing the total to 50,000 square feet; a 1,100-vehicle parking garage, bringing the total parking capacity to 2,300 vehicles; and additional restaurant, special event and retail space. The expanded casino contains 36 gaming tables and 1,620 slot machines. Since the expansion, total revenue and operating income have increased significantly. For the three months ended March 31, 1994, total revenue and operating income were $21.8 million and $5.5 million, respectively, compared to $12.8 million and $2.7 million, respectively, for the three months ended April 1, 1993.

New Markets

  Aztar's primary efforts in emerging gaming markets are currently taking place in the riverboat casino markets in Caruthersville, Missouri, and Evansville, Indiana. The Company executed an agreement in September 1993 with the City of Caruthersville, Missouri, to operate a casino riverboat, and filed an application with the Missouri Gaming Commission for a gaming license to operate the Caruthersville facility. Caruthersville is located on the Mississippi River approximately 80 miles north of Memphis, Tennessee. Approximately 2.2 million people live within 100 miles of Caruthersville. In January 1994, the Company took delivery and began renovation on a vessel intended to be used in Caruthersville. The Company hopes to begin operations in Caruthersville in 1995. However, commencement of operations is dependent on several factors that are beyond the Company's control, including the granting of a gaming license by the Missouri Gaming Commission. On June 9, 1994, the Missouri Gaming Commission notified the Company that its application will be among the next three applications to be considered. In addition, a number of other approvals would also be required, including those of the U.S. Army Corps of Engineers and the U.S. Coast Guard. "Games of skill" are permitted in Missouri; however, as a result of a Missouri Supreme Court decision in early 1994, the use of slot machines and other "games of chance" is currently not permitted in Missouri. The Company intends to proceed with this project utilizing electronic machines and gaming tables as approved by the Missouri Gaming Commission.

  Aztar has submitted a proposal to the City of Evansville, Indiana, for a casino riverboat and has filed an application for a riverboat gaming license with the Indiana Gaming Commission. The Company was named by the City of Evansville in June 1994 as its choice to develop and operate the only riverboat gaming facility that will be permitted in the Evansville market. Evansville, located on the Ohio River in southwestern Indiana, has 2.5 million people living within 100 miles, which encompasses the metropolitan Louisville, Kentucky area. The Company and the City of Evansville have signed a development agreement, and the City of Evansville will endorse the Company's license request to the Indiana Gaming Commission. In addition, a number of other approvals would also be required, including those of the U.S. Army Corps of Engineers and the U.S. Coast Guard. Furthermore, a state trial court has ruled that portions of the Indiana riverboat gaming law conflict with the state constitution. Under this ruling, the Indiana Gaming Commission is precluded from awarding licenses. The trial court decision is being appealed directly to the Indiana Supreme Court, which is handling the case on an expedited basis. Oral arguments in the case are currently scheduled for August 30, 1994.

  The Company's principal executive offices are located at 2390 East Camelback Road, Suite 400, Phoenix, Arizona 85016 and its telephone number is (602) 381-4100.


                                  RISK FACTORS

  Prospective purchasers of the Notes should carefully read the specific factors set forth under "RISK FACTORS" as well as the other information set forth in this Prospectus.

                                  THE OFFERING

Issuer.......................... Aztar Corporation.

Securities Offered..............
                                 $180 million principal amount of   % Senior
                                 Subordinated Notes Due 2004 (the "Notes"). The Notes will be general unsecured obligations of the Company issued pursuant to an Indenture
                                 dated as of     , 1994 (the "Indenture") by
                                 and between the Company and American Bank
                                 National Association, as trustee.

Interest........................ Interest will accrue and be paid in cash on
                                 each    and   , commencing     , 1995, until
                                 maturity, at a rate of   % per annum.

Subordination................... The Notes will be subordinated in right of payment to all present and future Senior
                                 Indebtedness (as hereinafter defined) of the Company and will be effectively subordinated to liabilities of the Company's subsidiaries. As of March 31, 1994, the Company's Senior Indebtedness was approximately $36 million (as adjusted for the Offering and the use of proceeds thereof) and the Company's subsidiaries had aggregate liabilities (including trade payables and accrued liabilities and excluding amounts guaranteed by the Company) of approximately $42 million. In addition, the Notes will rank pari passu in right of payment to the 11% Notes. As of March 31, 1994, $200 million principal amount of the 11% Notes was outstanding. There is currently no Indebtedness (as hereinafter defined) of the Company outstanding that is subordinated to the Notes.

Optional Redemption............. The Notes will be redeemable at the option of the Company, in whole or part, at any time on
                                 or after     , 1999 at the redemption prices
                                 set forth herein, plus accrued and unpaid interest, if any, to the date of redemption.

Special Redemption.............. The Notes will be subject to the redemption requirements imposed by gaming laws and
                                 regulations in the States of New Jersey and Nevada, which are included in the Company's Restated Certificate of Incorporation, and to any redemption requirements of any other jurisdictions in which the Company may have future gaming operations.

Repurchase or Redemption Upon a
 Change of Control..............
                                 If a Change of Control (as hereinafter
                                 defined) occurs, each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at par, plus accrued and unpaid interest, if any, to the date of repurchase, subject to certain conditions described herein. In addition, upon a Change of Control, the Company will have the right to redeem the Notes at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. See "DESCRIPTION OF THE NOTES--Certain Definitions--Change of Control." Under the terms of certain Indebtedness of the Company and its subsidiaries, the holders thereof may have the right to require repayment of such Indebtedness or its acceleration upon a Change of Control. The Company's ability to repurchase the Notes upon a Change of Control will depend upon the Company having sufficient funds available to satisfy its other obligations, including Senior Indebtedness, as well as the Company's obligations under the Notes.

Principal Covenants............. The Indenture will contain certain covenants that, among other things, will restrict the ability of the Company and its subsidiaries to incur additional Indebtedness or to grant liens on their assets, restrict the ability of the Company to pay dividends or to engage in mergers, consolidations or sales of assets, prohibit the Company from incurring any Indebtedness that is senior to the Notes and subordinate to Senior Indebtedness and prohibit certain subsidiaries from restricting their ability to make certain payments to the Company and to other subsidiaries of the Company.

Use of Proceeds.................
                                 The net proceeds from the sale of the Notes will be approximately $174 million. These funds will be used to redeem the $170 million principal amount of outstanding 13 1/2% First Mortgage Notes Due 1996 (the "First Mortgage Notes") of Aztar Mortgage Funding, Inc., a wholly owned, special purpose subsidiary of the Company ("Mortgage Funding").

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

  The following table summarizes selected consolidated financial information of the Company and its subsidiaries for the five fiscal years ended December 30, 1993 and the three months ended March 31, 1994 and April 1, 1993. The statement of operations data and the balance sheet data are derived from the consolidated financial statements of the Company. The unaudited data for the three-month periods reflect all adjustments, such adjustments being normal recurring accruals, which are necessary, in the opinion of management, for the fair presentation of the results of such periods; such interim results, however, may not be indicative of the results for the full year.

  The Company was incorporated in 1989 to operate the gaming business (the "Gaming Business") of Ramada Inc. ("Ramada"), which was transferred to the Company, along with certain other assets and liabilities of Ramada, in the restructuring of Ramada (the "Restructuring"). For accounting purposes the Company is treated as the continuing accounting entity which is the successor to the historical Ramada and which has discontinued the hotel business (the "Hotel Business") and the restaurant business (the "Restaurant Business"). This treatment differs from the treatment of the Restructuring for federal income tax purposes.

  The consolidated financial information is not necessarily indicative of the Company's future results of operations or financial condition. The information set forth below should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" and the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                          THREE MONTHS ENDED                    YEAR ENDED
                          -------------------  ------------------------------------------------
                          MARCH 31,  APRIL 1,
                            1994       1993      1993      1992      1991      1990      1989
                          ---------  --------  --------  --------  --------  --------  --------
                                                  (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $130,566   $122,322  $518,762  $512,045  $481,285  $515,060  $522,255
Operating income (loss).    16,844      3,517    37,419    32,609    13,654    (3,574)  (33,812)
Interest income.........       556     11,719    24,172    28,655    26,245    28,927    22,766
Interest expense........   (11,822)   (11,727)  (45,363)  (31,132)  (32,101)  (33,407)  (43,716)
Income (loss) from
 continuing operations
 before extraordinary
 items and cumulative
 effect of accounting
 change.................     4,553      1,584    11,382    16,378     2,708   (15,922)  (47,689)
Net income (loss).......     4,553      1,584    11,382    19,805     6,498   (14,959)   79,441
BALANCE SHEET DATA:
Cash and cash
 equivalents............  $ 35,020   $ 79,893  $ 39,551  $100,403  $ 77,117  $ 74,132  $ 98,966
Total assets............   875,356    835,686   877,171   849,565   638,474   641,905   678,476
Long-term debt..........   404,033    377,528   404,086   378,058   176,693   180,391   181,102
Shareholders' equity....   351,403    337,479   346,988   333,749   318,900   312,771   338,528
OTHER DATA:
EBITDR*.................  $ 28,475   $ 23,025  $ 97,818  $106,941  $ 89,038  $ 67,443  $ 57,656
Net cash provided by
 (used in) operating
 activities.............    11,005     (3,071)   50,325    31,783    39,172    15,682    34,468
Net cash provided by
 (used in) investing
 activities.............   (14,993)   (18,059) (145,251) (198,720)  (27,141)  (24,709) (128,279)
Net cash provided by
 (used in) financing
 activities.............      (543)       620    34,074   190,223    (9,046)  (15,807)   33,027
Capital expenditures....    14,140     16,974    77,804    20,607    18,400    21,078   116,382

- --------
  * EBITDR means operating income before net rent plus depreciation and amortization. EBITDR should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. EBITDR information has been included to facilitate comprehension of financial covenants in the Indenture which are based, in part, on EBITDR.

                                  RISK FACTORS

  Before making a decision to purchase any of the Notes, prospective purchasers should carefully consider the following factors.

LEVERAGE

  The Company has substantial fixed charges arising from debt service and rental payment obligations. As of March 31, 1994, the Company had approximately $407 million of total Indebtedness. After giving effect to the offering and the use of net proceeds therefrom, the Company's total outstanding Indebtedness will increase to approximately $417 million. All of the currently outstanding debt obligations are required to be retired prior to the maturity of the Notes. Those debt obligations include $200 million aggregate principal amount of the 11% Notes and $170 million principal amount of the First Mortgage Notes. The Company plans to use the net proceeds from the sale of the Notes to redeem the First Mortgage Notes. In addition, the Company has a $50 million credit facility (of which $35 million was outstanding on March 31, 1994) arranged in connection with the expansion of Ramada Express that was completed in September 1993, which will mature prior to the maturity of the Notes. The Company is currently negotiating with a group of banks to enter into an approximately $212 million reducing revolving Proposed Credit Facility (as hereinafter defined). The Company expects to use funds provided by the Proposed Credit Facility to repay the $35 million outstanding under the $50 million credit facility, which will then be terminated. The remaining funds under the Proposed Credit Facility would be available for general corporate purposes, including to fund the expansion of the Company's existing businesses and to fund the Company's development of businesses in new gaming jurisdictions, including the properties at Evansville and Caruthersville. Substantially all the Company's properties are currently or will be pledged as collateral under long-term debt agreements, including the Proposed Credit Facility.

  As of March 31, 1994, there was approximately $73 million of bank financing outstanding of Tropicana Enterprises (as hereinafter defined), the partnership that owns the land and improvements constituting Tropicana, which, among other things, requires quarterly payments of $170,000 and a final payment of $71 million upon maturity in 1996. Hotel Ramada of Nevada ("HRN"), a wholly-owned subsidiary of the Company, leases Tropicana pursuant to the Tropicana Lease (as hereinafter defined). HRN's lease payments under the Tropicana Lease finance the payments required under the Tropicana Loan, and certain property of HRN, including furniture, fixtures and equipment, is pledged as collateral for the Tropicana Loan pursuant to the Tropicana Lease. The Company has guaranteed the performance of HRN's obligations under the Tropicana Lease, including the payment of rent. The rent the Company pays under the Tropicana Lease services the principal and interest on the Tropicana Loan. See "CERTAIN CONTRACTUAL ARRANGEMENTS." Concurrently with entering into the Proposed Credit Facility, the same group of banks is expected to enter into an approximately $73 million term loan with Tropicana Enterprises maturing on December 31, 1999, which will refinance the Tropicana Loan (as hereinafter defined).

  The Company's ability to service its debt and rental obligations, including the Notes, or to refinance its obligations, will be dependent upon the future performance of the Company's operations, in particular those of TropWorld. This performance will be influenced by prevailing economic conditions and competitive and other factors, many of which are beyond the Company's control.

SUBORDINATION

  The Notes will be subordinated in right of payment to all present and future Senior Indebtedness of the Company (approximately $36 million at March 31, 1994 as adjusted for the Offering and the use of proceeds thereof). There is currently no Indebtedness of the Company outstanding that is subordinated to the Notes. Therefore, in the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes and the 11% Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay any or all amounts due on the Notes then outstanding. In addition, substantially all of the remaining Indebtedness of the Company, as well as Indebtedness of Tropicana Enterprises, is secured by assets of the Company's subsidiaries. The Notes will be general unsecured obligations of the Company. In the event of any payment or distribution of assets of the Company in any foreclosure, dissolution, winding up, liquidation or reorganization, the holders of secured Indebtedness will also have a secured prior claim with respect to substantially all of the assets of the Company and its subsidiaries.

  The operations of the Company are conducted through its subsidiaries and, therefore, the Company is dependent on the earnings and cash flow of its subsidiaries to meet its debt obligations, including its obligations with respect to the Notes. Because the assets of the Company's subsidiaries constitute a substantial portion of the assets of the Company, and because these subsidiaries do not guaranty the payment of principal and interest on the Notes, the Notes will be effectively subordinated in right of payment to liabilities of the Company's subsidiaries. As of March 31, 1994, the Company's subsidiaries had aggregate liabilities (including trade payables and accrued liabilities and excluding amounts guaranteed by the Company) of approximately $42 million.

  In the event of a Change of Control, each holder of Notes will have the right to require the Company to repurchase such holder's Notes at par, plus accrued interest. Under the terms of certain Indebtedness of the Company, the holders thereof may require repayment or its acceleration upon a Change of Control. The subordination of the Notes may limit the ability of the Company to repurchase the Notes, depending upon the funds available to the Company at such time. See "DESCRIPTION OF THE NOTES--Repurchase or Redemption Upon a Change of Control."

DEPENDENCE ON RESULTS OF TROPWORLD

  Approximately 63% and 55%, respectively, of the Company's consolidated revenues for the year ended December 30, 1993 and for the three months ended March 31, 1994 were derived from the operations of TropWorld in Atlantic City, New Jersey. Because of TropWorld's importance to the Company's consolidated operating results, poor performance at TropWorld could have a material adverse effect on the Company. TropWorld experiences seasonal fluctuations in casino play that management believes are typical of casino hotel operations in Atlantic City. Operating results indicate that casino play is seasonally higher from May through October; consequently, the Company's revenues during the first and fourth quarters have generally been lower than for the second and third quarters, and from time to time the Company has experienced losses in the first and fourth quarters. Because TropWorld's operating results are especially dependent upon operations in the summer months, any event that adversely affects the operating results of TropWorld during such period could have a material adverse effect on the Company's operations and financial condition. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION--Operating Results."

COMPETITION

  Although the Company has been able to compete successfully in its gaming markets in the past, there can be no assurance that the Company will be able to continue to compete successfully in these markets.

  The Company faces intense competition in each of the markets in which its gaming facilities are located from other companies in the gaming industry, some of which have significantly greater financial resources than the Company. Such competition results, in part, from the geographic concentration of competitors. All of the Company's casinos primarily compete with other casinos in their immediate geographic area and, to a lesser extent, with casinos in other locations, including Native American lands, and on cruise ships and riverboats, and with other forms of legalized gaming in the United States, including state sponsored lotteries, off-track wagering and card parlors. Certain states have recently legalized, and several other states are currently considering legalizing, casino gaming in specific geographic areas within those states. Legalization of large-scale, unlimited casino gaming in or near any major metropolitan area or increased gaming in other areas could have an adverse economic impact on the business of any or all of the Company's gaming facilities. In particular, the Atlantic City market faces competition from the legalization of gaming on Native American lands in Connecticut and the possibility of competition from the potential legalization of casino gaming in Delaware, Maryland, New York and Pennsylvania.

  Three major casino hotels recently have been constructed on the Strip. Two of the new casinos, the 5,000-room MGM Grand and Circus Circus' 2,500-room Luxor, are located adjacent to Tropicana near the intersection of Tropicana Avenue and the Strip. The third casino, Mirage's 3,000-room Treasure Island, is located in the middle of the Strip. These additional casinos have added a total of approximately 10,500 rooms to an existing Las Vegas market base of approximately 77,000 rooms, representing an increase of 14%. In addition, there has been a significant increase in room supply and casino space in recent years, including the opening of the 3,000-room Mirage in November 1989 and the 4,000-room Excalibur in June 1990. While the management of the Company believes that MGM Grand and Luxor have stimulated and will continue to stimulate additional walk-in traffic, there can be no assurance that the increased competition from the new casinos will not have an adverse effect on Tropicana. In 1994, plans were announced for several new projects in Las Vegas, including two new casino resorts on the Strip that are expected to add approximately 235,000 square feet of casino space and 6,500 hotel rooms. Additional projects have been announced in the Laughlin, Nevada market and expansion plans have been announced in Atlantic City, New Jersey. See "BUSINESS--Competition and Seasonality--Competition."

NEW GAMING JURISDICTIONS

  The Company intends to continue to evaluate and pursue new gaming opportunities in current and emerging markets, potentially including land-based, dockside, riverboat and Indian gaming. The realization of such opportunities is dependent in part on the legalization of casino gaming in various states and the establishment of gaming on Native American lands. The recent trend toward legalization of casino gaming may not continue. Legislation relating to gaming has failed to pass in the legislatures of a number of states. The Supreme Court of Missouri recently held that certain provisions of the Missouri Gaming Law are invalid under the Missouri State Constitution, and an Indiana state trial court has ruled that portions of the Indiana riverboat gaming law conflict with the state constitution. See "BUSINESS--New Markets" and "REGULATION--Regulation and Licensing--Missouri" and "--Regulation and Licensing--Indiana."

  The Company is pursuing potential gaming opportunities in certain jurisdictions where gaming has recently been legalized, as well as jurisdictions where gaming is not yet legalized. There can be no assurance that legislation to legalize gaming will be enacted in any additional jurisdictions, that any properties in which the Company may have invested will be compatible with any gaming legislation so enacted, that legalized gaming will continue to be authorized in any jurisdiction or that the Company will be able to obtain the required licenses in any jurisdiction. Furthermore, competition for the development of new gaming opportunities has intensified as established and newly organized gaming companies compete for a limited number of sites and licenses. There can be no assurance that attractive opportunities to develop new gaming operations will be available to the Company or that the Company will be able to recover its investment in any such opportunity. See "BUSINESS--New Markets."

CONSTRUCTION AND OPERATIONAL RISKS

  Any new facilities opened by the Company will be subject to the many risks inherent in the establishment of a new business enterprise, including unanticipated design, construction, regulatory and operating problems, and the significant risks commonly associated with implementing a marketing strategy in new markets.

  The Company has taken delivery and begun renovation of a boat intended to be used for its proposed facility in Caruthersville, and construction of a boat intended to be used for its proposed facility in Evansville has commenced. At this time, the anticipated costs and completion dates of these projects are based on the Company's estimates, and such cost estimates and projected completion dates may change significantly as the projects progress. In addition, each of these projects entails significant construction risks, including shortages of materials or skilled labor, unforeseen environmental or engineering problems, work stoppages, weather interference, floods, unanticipated cost increases and other problems, any of which could have a material adverse effect on the projects. While the Company expects that the funds available under the Proposed Credit Facility will be sufficient to fund the Company's currently planned expansion projects, there can be no assurance that the Company will be able to obtain additional financing if the cost of these projects increases substantially beyond the Company's current estimates.

  The operation of such facilities may also be subject to additional risks. Notable differences may exist between the operation of the Company's existing land-based facilities and the operation of the Company's proposed riverboat facilities. For example, riverboat gaming in Missouri and Indiana may be subject to different gaming regulations and legislation from that which exists in Nevada and New Jersey. In addition, riverboat facilities are subject to operational disruptions, including casualty, mechanical failure, extended or extraordinary maintenance, periodic U.S. Coast Guard inspection and flood or other severe weather conditions.

LACK OF PUBLIC MARKET FOR THE NOTES

  Prior to this offering, there has not been any market for the Notes, and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell their Notes, or the prices at which holders of the Notes may be able to sell their Notes. Future trading prices of the Notes will depend upon many factors, including, among other things, prevailing interest rates, the Company's consolidated operating results, and the market for similar securities, which market is subject to various pressures, including, but not limited to, fluctuating interest rates. The Company does not presently intend to list the Notes on a national securities exchange, although it may apply to list the Notes in the future. The Company has been advised by Salomon Brothers Inc ("Salomon" or the "Underwriter") that Salomon intends to make a market in the Notes; however, Salomon is not obligated to do so, and any market making activities may be discontinued at any time without notice.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes will be approximately $174 million. The Company will loan the net proceeds from the sale of the Notes plus additional funds to Mortgage Funding. Such funds will be used by Mortgage Funding to redeem the $170 million principal amount of outstanding First Mortgage Notes at a redemption price of 100% of principal amount plus accrued interest to the redemption date. The First Mortgage Notes bear interest at a rate of 13 1/2% and have a maturity date of September 15, 1996.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following table summarizes selected consolidated financial information of the Company and its subsidiaries for the five fiscal years ended December 30, 1993 and the three months ended March 31, 1994 and April 1, 1993. The statement of operations data and the balance sheet data are derived from the consolidated financial statements of the Company. The unaudited data for the three month periods reflect all adjustments, such adjustments being normal recurring accruals, which are necessary, in the opinion of management, for the fair presentation of the results of such periods; such interim results, however, may not be indicative of the results for the full year.

  The Company was incorporated in 1989 to operate the Gaming Business of Ramada, which was transferred to the Company, along with certain other assets and liabilities of Ramada, in the Restructuring. For accounting purposes the Company is treated as the continuing accounting entity which is the successor to the historical Ramada and which has discontinued the Hotel Business and the Restaurant Business. This treatment differs from the treatment of the Restructuring for federal income tax purposes.

  The consolidated financial information is not necessarily indicative of the Company's future results of operations or financial condition. The information set forth below should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" and the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                          THREE MONTHS ENDED                    YEAR ENDED
                          -------------------  ------------------------------------------------
                          MARCH 31,  APRIL 1,
                            1994       1993      1993      1992      1991      1990      1989
                          ---------  --------  --------  --------  --------  --------  --------
                                         (IN THOUSANDS, EXCEPT FOR RATIOS)
STATEMENTS OF OPERATIONS
 DATA:
 Revenues(a)............  $130,566   $122,322  $518,762  $512,045  $481,285  $515,060  $522,255
                          ========   ========  ========  ========  ========  ========  ========
 Operating income
  (loss)(b)(c)..........  $ 16,844   $  3,517  $ 37,419  $ 32,609  $ 13,654  $ (3,574) $(33,812)
 Interest income(c).....       556     11,719    24,172    28,655    26,245    28,927    22,766
 Interest expense.......   (11,822)   (11,727)  (45,363)  (31,132)  (32,101)  (33,407)  (43,716)
                          --------   --------  --------  --------  --------  --------  --------
 Income (loss) from
  continuing operations
  before other items,
  income taxes,
  extraordinary items
  and cumulative effect
  of accounting change..     5,578      3,509    16,228    30,132     7,798    (8,054)  (54,762)
 Equity in
  unconsolidated
  partnerships' losses..      (940)      (967)   (3,822)   (4,125)   (5,030)   (5,911)   (6,436)
 Minority interests(d)..       --         --        --        --        --       (994)     (986)
                          --------   --------  --------  --------  --------  --------  --------
 Income (loss) from
  continuing operations
  before income taxes,
  extraordinary items
  and cumulative effect
  of accounting change..     4,638      2,542    12,406    26,007     2,768   (14,959)  (62,184)
 Income taxes...........       (85)      (958)   (1,024)   (9,629)      (60)     (963)   14,495
                          --------   --------  --------  --------  --------  --------  --------
 Income (loss) from
  continuing operations
  before extraordinary
  items and cumulative
  effect of accounting
  change................     4,553      1,584    11,382    16,378     2,708   (15,922)  (47,689)
 Discontinued
  operations(e).........       --         --        --      1,262     2,553       --    127,130
 Extraordinary items(f).       --         --        --     (5,335)    1,237       963       --
 Cumulative effect of
  accounting change(g)..       --         --        --      7,500       --        --        --
                          --------   --------  --------  --------  --------  --------  --------
 Net income (loss)......  $  4,553   $  1,584  $ 11,382  $ 19,805  $  6,498  $(14,959) $ 79,441
                          ========   ========  ========  ========  ========  ========  ========
 Ratio of earnings to
  fixed charges(h)......      1.32       1.11      1.15      1.45      1.06       --        --
                          ========   ========  ========  ========  ========  ========  ========
BALANCE SHEET DATA:
 Cash and cash
  equivalents...........  $ 35,020   $ 79,893  $ 39,551  $100,403  $ 77,117  $ 74,132  $ 98,966
 Total assets...........   875,356    835,686   877,171   849,565   638,474   641,905   678,476
 Long-term debt.........   404,033    377,528   404,086   378,058   176,693   180,391   181,102
 Preferred stock........     4,129      3,239     3,905     2,998     2,059     1,056       --
 Shareholders' equity...   351,403    337,479   346,988   333,749   318,900   312,771   338,528

                          THREE MONTHS ENDED                  YEAR ENDED
                          ------------------  ----------------------------------------------
                          MARCH 31, APRIL 1,
                            1994      1993      1993      1992     1991     1990      1989
                          --------- --------  --------  --------  -------  -------  --------
                                        (IN THOUSANDS, EXCEPT FOR RATIOS)
OTHER DATA:
 EBITDR(i)..............   $28,475  $23,025   $ 97,818  $106,941  $89,038  $67,443  $ 57,656
 Net cash provided by
  (used in) operating
  activities............    11,005   (3,071)    50,325    31,783   39,172   15,682    34,468
 Net cash provided by
  (used in) investing
  activities............   (14,993) (18,059)  (145,251) (198,720) (27,141) (24,709) (128,279)
 Net cash provided by
  (used in) financing
  activities............      (543)     620     34,074   190,223   (9,046) (15,807)   33,027
 Capital expenditures...    14,140   16,974     77,804    20,607   18,400   21,078   116,382

             NOTES TO SELECTED CONSOLIDATED FINANCIAL INFORMATION

(a) In 1990, the Company realized a $6,828,000 pretax gain on the sale of a leasehold interest in the Tropicana golf course.

(b) In 1990, operating income reflects a $34,338,000 pretax expense resulting from the conclusion of litigation commenced against Ramada in connection with the 1979 acquisition of Tropicana.

(c) In July 1993, the Company acquired the partnership interests in Ambassador Real Estate Investors, L.P. ("AREI") and Ambassador General Partnership ("AGP"). AREI owned a 99.9% general partnership interest in AGP, which acquired a substantial interest in TropWorld in a sale-leaseback transaction in 1984. Cash paid by Aztar and notes receivable from AGP were replaced on Aztar's balance sheet by the assets acquired, which consisted primarily of building and equipment. Most of the reduction in Aztar interest income from the replacement of the AGP notes receivable is offset by a reduction in rent expense. Aztar's net income is affected negatively primarily by an increase in depreciation expense.

(d) Minority interests were eliminated in 1991 when the Company redeemed the outstanding shares of Convertible Class A Preferred Stock of Ramada New Jersey Holdings Corporation, a subsidiary of the Company.

(e) In 1989, the Company disposed of its hotel and restaurant businesses and the following items are related to those discontinued operations. In 1992, the Company reached a settlement with Canadian tax authorities in relation to the 1988 and 1989 income tax returns of Ramada and received a refund of $1,262,000. The amount in 1991 represents income tax benefits resulting from the settlement of certain income tax issues related to the discontinued operations. The amount in 1989 is the combined net gain on disposal of the Restaurant Business and the Hotel Business and is presented net of an income tax provision of $31,528,000.

(f) In connection with the AGP debt redemption in 1992, the Company paid a prepayment premium and expensed its remaining deferred financing costs (see Notes 5 and 15 to the Consolidated Financial Statements of the Company for the year ended December 30, 1993). These items were reflected as an extraordinary loss of $5,335,000, net of an income tax benefit of $2,749,000. The Company has a net operating loss carryforward from 1989. A portion of the tax benefit of the 1989 loss was offset against the 1991 and 1990 provisions for income taxes as an extraordinary item because the tax benefit of the 1989 loss could not have been recorded previously.

(g) In February 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), which superseded Statement of Financial Accounting Standards No. 96 with the same title ("SFAS 96"). SFAS 96 was never adopted by the Company. The Company adopted the provisions of SFAS 109 in the first quarter of 1992 and elected not to restate prior year financial statements. The effect from prior years of adopting SFAS 109 as of the beginning of 1992 was a net deferred income tax benefit of $7,500,000.

(h) For purposes of determining the ratio of earnings to fixed charges, the term "earnings" represents income (loss) from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes, plus fixed charges excluding capitalized interest. The term "fixed charges" represents interest expense (including amortization of debt issuance expense), capitalized interest and the portion of operating lease rental expense considered to be representative of an interest factor. Earnings were $14,059,000 and $61,172,000 less than fixed charges in the years ended 1990 and 1989, respectively.

(i) EBITDR means operating income before net rent plus depreciation and amortization. EBITDR should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. EBITDR information has been included to facilitate comprehension of financial covenants in the Indenture which are based, in part, on EBITDR.

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of March 31, 1994, and as adjusted to give effect to the sale of the Notes and the application of the net proceeds therefrom as set forth in "USE OF PROCEEDS." See the consolidated financial statements of the Company included elsewhere in this Prospectus.

                                                               MARCH 31, 1994
                                                             ------------------
                                                             ACTUAL AS ADJUSTED
                                                             ------ -----------
                                                               (IN MILLIONS)
Cash and cash equivalents................................... $ 35.0   $ 38.7
                                                             ======   ======
Current maturities of long-term debt........................ $  2.5   $  0.5
                                                             ------   ------
Long-term debt (excluding current portion)
  13 1/2% First Mortgage Notes Due 1996(a)..................  167.2      --
  11% Senior Subordinated Notes Due 2002....................  200.0    200.0
    % Senior Subordinated Notes Due 2004....................    --     180.0
  Revolving credit facility (floating rate); matures June
   30, 1996.................................................   35.0     35.0
  Other mortgage loans; 7%; maturities to 1999..............    0.7      0.7
  Notes payable, other; 7%; maturities to 1999..............    0.1      0.1
  Obligations under capital leases..........................    1.0      1.0
                                                             ------   ------
  Total long-term debt......................................  404.0    416.8
                                                             ------   ------
    Total debt..............................................  406.5    417.3
Preferred stock.............................................    4.1      4.1
Shareholders' equity(b).....................................  351.4    348.5
                                                             ------   ------
    Total capitalization.................................... $762.0   $769.9
                                                             ======   ======

- --------
(a) Represents $170 million principal amount outstanding less current maturity of $2.0 million and unamortized discount of $0.8 million.

(b) The reduction reflects unamortized debt issuance costs and unamortized discount of the 13 1/2% First Mortgage Notes Due 1996 net of income tax benefit.

                       RECENT RESULTS OF OPERATIONS

  The Company announced on July 19, 1994 that net income for the quarter ended June 30, 1994 was $6.6 million, compared with $3.9 million for the quarter ended July 1, 1993. Revenues for the quarter were $135.7 million compared with $130.8 million for the comparable quarter of 1993. Operating income was $18.8 million in the 1994 second quarter, compared with $6.9 million in the second quarter of 1993.

  The results by property for the second quarter were as follows:

    TropWorld had second-quarter revenues of $79.6 million compared with $85.8 million for the second quarter of 1993, and operating income of $13.8 million compared with $6.2 million in the second quarter of 1993.

    Tropicana had revenues for the second quarter of $35.6 million, up 8% from $33.0 million in the comparable 1993 quarter, and operating income of $2.7 million, up 199% from the $904,000 reported in the comparable period last year.

    Ramada Express had revenues for the second quarter of $20.5 million compared with $12.0 million in the second quarter of 1993, up more than 70%, and operating income of $4.8 million compared with $1.9 million in the second quarter of 1993, up more than 153 %.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

OPERATING RESULTS

  The following table sets forth the Company's revenues, operating expenses and operating income on a consolidated basis and portions thereof generated by each of the Company's three casino properties.

                                         THREE MONTHS
                                            ENDED             YEAR ENDED
                                      ------------------ ----------------------
                                      MARCH 31, APRIL 1,
                                        1994      1993    1993    1992    1991
                                      --------- -------- ------  ------  ------
                                                   (IN MILLIONS)
REVENUES:
  TropWorld..........................   $72.1    $76.5   $327.7  $334.3  $310.3
  Tropicana..........................    36.7     33.0    134.9   130.9   129.4
  Ramada Express.....................    21.8     12.8     56.2    46.8    41.6
                                        -----    -----   ------  ------  ------
    Consolidated.....................   130.6    122.3    518.8   512.0   481.3
OPERATING EXPENSES:
  TropWorld..........................   $62.6    $75.7   $294.2  $306.6  $298.1
  Tropicana..........................    32.6     30.8    127.7   126.6   126.2
  Ramada Express.....................    16.3     10.1     50.7    38.1    35.6
  Corporate..........................     2.3      2.2      8.8     8.1     7.7
                                        -----    -----   ------  ------  ------
    Consolidated.....................   113.8    118.8    481.4   479.4   467.6
OPERATING INCOME:
  TropWorld..........................   $ 9.5    $ 0.8   $ 33.5  $ 27.7  $ 12.2
  Tropicana..........................     4.1      2.2      7.2     4.3     3.2
  Ramada Express.....................     5.5      2.7      5.5     8.7     6.0
  Corporate..........................    (2.3)    (2.2)    (8.8)   (8.1)   (7.7)
                                        -----    -----   ------  ------  ------
    Consolidated.....................    16.8      3.5     37.4    32.6    13.7

 Three Months 1994 Versus Three Months 1993

  The Company's consolidated revenues were $130.6 million for the 1994 first quarter, a 7% increase over $122.3 million for the 1993 first quarter, as increases in total revenues at Ramada Express and Tropicana more than offset a decrease in total revenues at TropWorld. The primary reason for the increase in consolidated revenues was due to the major expansion completed in September 1993 of the Ramada Express facility. Consolidated operating income was $16.8 million in the 1994 first quarter compared with $3.5 million in the 1993 first quarter. The primary reason for the increase in consolidated operating income was a reduction in net rent at TropWorld. This reduction was principally caused by the purchase in July 1993 of the partnership interests in AREI and AGP. AREI owned a 99.9% general partnership interest in AGP, which acquired a substantial interest in TropWorld in a sale-leaseback transaction in 1984. The reduction in consolidated net rent was partially offset by an increase in consolidated depreciation and amortization that was caused in large part by this purchase, combined with higher depreciation and amortization at Ramada Express due to the major expansion of that facility completed in September 1993. The Ramada Express expansion was the primary cause for an increase in the consolidated utilities expense in the 1994 first quarter. Consolidated casino costs were lower in the 1994 first quarter compared to last year's first quarter largely as a result of a reduction in complimentaries and coin redemptions at TropWorld.

  Consolidated interest income was $11.2 million lower in the 1994 first quarter compared to last year's first quarter principally as a result of the replacement on Aztar's balance sheet of the AGP notes receivable with the assets acquired in the AREI/AGP acquisition.

  For a discussion of income taxes, refer to Note 4 to the Consolidated Financial Statements of the Company for the three months ended March 31, 1994.

  Ramada Express. At Ramada Express, revenues and operating income for the 1994 first quarter increased substantially over last year's first quarter due to the major expansion of that facility completed in September 1993. Total revenues were $21.8 million in the 1994 first quarter, a 70% increase over $12.8 million in the 1993 first quarter, reflecting increases in all revenue components. Hotel occupancy was 92% on a 1,500-room base for the 1994 first quarter compared to 94% on a 400-room base for the 1993 first quarter.

  Operating income was $5.5 million in the first quarter of 1994 compared to $2.7 million in last year's first quarter, a 106% increase. Operating income is after net rent and depreciation and amortization expenses. Net rent was insignificant in both quarters. As a result of the expanded facility, depreciation and amortization was $1.9 million in the 1994 first quarter compared to $1.1 million in last year's first quarter.

  Tropicana. Total revenues at Tropicana were $36.7 million in the 1994 first quarter, up 11% from $33.0 million in last year's first quarter. The increase in revenues reflects significant pedestrian walk-in business being generated by the new properties recently opened at the intersection of Las Vegas Boulevard and Tropicana Avenue, commonly referred to as The New Four Corners of Las Vegas. Management believes that walk-in business will be further enhanced as a result of the recent construction by the State of Nevada of pedestrian skywalks connecting the four corners at this intersection as well as the construction by the Company of an additional pedestrian bridge connecting one of the skywalks directly to the Tropicana casino.

  Casino revenues were up 10% primarily as a result of a 16% increase in table games revenue due to a higher hold percentage (19.8% in the 1994 first quarter versus 17.3% in the 1993 first quarter). In addition, slot revenue improved 6% in the 1994 first quarter versus the 1993 first quarter. Rooms revenue was 16% higher principally because of higher room rates combined with higher occupancies during the first quarter of 1994 compared to last year's first quarter. The higher hotel occupancies, combined with the additional pedestrian walk-in business mentioned previously, caused a 15% increase in food and beverage revenue.

  Tropicana's operating income improved 90% to $4.1 million for the first quarter of 1994 from $2.2 million for the first quarter of 1993. Operating income is after net rent and depreciation and amortization expenses. Net rent was $1.9 million in the 1994 first quarter versus $1.7 million in the 1993 first quarter. Depreciation and amortization was $1.6 million in both quarterly periods. Total costs and expenses increased by a modest 6% in comparison to the 11% increase in total revenues. Since there is more credit business associated with table games revenue than with slot revenue, the increase in table games revenue caused an increase in the provision for doubtful accounts.

  TropWorld. Total revenues at TropWorld were $72.1 million in the 1994 first quarter compared to $76.5 million in the 1993 first quarter, a 6% decrease primarily as a result of lower casino revenue. The decline in casino revenue was caused by a reduction in the use of complimentary rooms and food and beverage service as a means of promoting casino activity. In addition, there was a decrease in coin redemptions in this year's first quarter compared to last year's first quarter. Severe weather conditions in the East were, in large part, the cause of declines in the market's growth rate for casino revenue during January and February.

  TropWorld had operating income of $9.5 million in the 1994 first quarter compared to $0.8 million in last year's first quarter. The increase in TropWorld's operating income was largely due to the effects of the AREI/AGP acquisition which resulted in a reduction in net rent expense, partially offset by higher depreciation and amortization expense. Net rent declined from $10.7 million in the 1993 first quarter to $0.3 million in the 1994 first quarter. Depreciation and amortization increased from $4.2 million in the 1993 first quarter to $5.7 million in the 1994 first quarter. In addition to the effects of the AREI/AGP acquisition, operating costs decreased at TropWorld as a result of a $5.0 million or 14% reduction in casino costs attributable to the decrease in complimentaries and coin redemptions.

 1993 Versus 1992

  The Company's consolidated revenues were $518.8 million for 1993, an increase of 1% from $512.0 million in 1992. The increase came primarily from an increase in casino revenue resulting from the expansion at Ramada Express and improved market share in the slot segment at Tropicana. Casino revenue at TropWorld was lower in 1993 than in 1992, partially resulting from a $5.3 million year-over-year decrease in the reversal of progressive jackpot accruals. The trend in the mix of consolidated casino revenue that existed in 1992 continued into 1993 whereby the table games revenue was decreasing and the slot revenue was increasing. Rooms revenue and food and beverage revenue continued to decline in 1993 as a result of a strategy of using rooms and food and beverage service as a means of promoting casino activity. However, the expansion at Ramada Express caused consolidated rooms revenue for 1993 to finish approximately even with 1992.

  Consolidated operating income was $37.4 million in 1993 compared with $32.6 million in 1992. The primary reason for the increase in consolidated operating income is the reduction in net rent. This reduction was principally caused by the purchase of the AREI/AGP partnership interests in July 1993, which eliminated the rent the Company incurred for the portion of TropWorld that was owned by AREI/AGP. The net rent reduction was partially offset by the increase in depreciation and amortization that was caused primarily by this purchase. Consolidated casino costs were higher because of the increased use of rooms and food and beverage service as a means of promoting casino activity and increased coin redemptions at TropWorld. Since there was more credit business associated with table games revenue than with slot revenue, the decrease in table games revenue allowed for a decrease of $1.1 million or 40% in the provision for doubtful accounts. Additional analysis of the performance of each of the Company's three properties follows.

  Tropicana. Tropicana continued to improve in 1993. Once again, an increase in revenue contributed to improved operating income as Tropicana held the increase in total operating costs to 1% or less. Total revenues for Tropicana were up 3% to $134.9 million in 1993 compared to

$130.9 million in 1992 and operating income improved 68% to $7.2 million from $4.3 million. Operating income is after net rent of $6.8 million in 1993 compared to $7.1 million in 1992 and depreciation and amortization of $6.5 million in 1993 compared to $7.1 million in 1992.

  Casino revenue was up 7% in 1993 as Tropicana continued its shift in the mix of table games revenue and slot revenue. Table games revenue was down 8% in 1993 on top of a 7% decrease in 1992. Table games revenue declined over a period of years as a result of lower baccarat revenue as the Company shifted from a historical dependence on premium table games to the slot segment of the business. Baccarat revenue amounted to only 3% of casino revenue in 1993 compared to 7% in 1992 and 10% in 1991. Slot revenue, on the other hand, increased 19% in 1993 on top of a 25% increase in 1992. The mix of slot revenue to total casino revenue was 63% in 1993 compared to 56% in 1992 and 49% in 1991. This shift in the revenue mix allowed Tropicana to be a steady producer of operating income and less subject to the volatility associated with baccarat revenue.

  The number of rooms occupied in 1993 increased 6% over 1992 but the revenues from rooms and food and beverage decreased in 1993 from 1992. This situation was a result of increased complimentaries as the Company made greater use of its database targeted marketing strategy and as its database increased. The increased complimentaries resulted in higher casino costs since the Company charged the cost of complimentaries to the casino department.

  Major cost savings in 1993 compared to 1992 occurred in two categories. One reduction was $1.1 million in marketing costs due to less television advertising. The other reduction was also $1.1 million and it occurred in the provision for doubtful accounts. This reduction was a benefit associated with the mix in revenue toward more slot revenue and less table games revenue. With regard to staffing, the Company operated in 1993 at about the same level as in 1992. However, its payroll and related taxes and benefits went up about 4% in 1993 compared to 1992 primarily from a 9% increase in taxes and benefits.

  TropWorld. TropWorld had a difficult year in 1993 with poor economic conditions in the Northeast, a very competitive local market and increased competition from other gaming jurisdictions. The rate of growth for casino revenue in the Atlantic City market was anemic for the year. As participants in the market tried to maintain or increase market share in this environment, the costs associated with attracting revenue went up, which caused pressure on margins and profits.

  TropWorld's revenues decreased 2% to $327.7 million in 1993 from $334.3 million in 1992, while operating income increased 21% to $33.5 million from $27.7 million. Casino revenue was down $5.1 million or 2% in 1993 compared to 1992. Continuing the trend from prior years, table games revenue in 1993 was down $10.4 million from 1992 while slot revenue was up $5.3 million in spite of a year-over-year $5.3 million decrease in the reversal of slot machine progressive jackpot accruals. The slot revenue percentage of total casino revenue increased again in 1993 to 76% from 73% in 1992 and 69% in 1991. While the slot segment of the casino business has a higher gross operating margin than the table games segment, the Company believes the customers' desired casino experience includes a certain level of tables games activity. The Company therefore anticipates that the slot revenue percentage of total casino revenue will be maintained rather than continue to increase.

  The increase in slot revenue came at a high cost. The Company increased promotional programs in anticipation of a greater market growth rate than what actually occurred. Specifically, the Company increased the number of rooms occupied on a complimentary basis by 11%. There was also an increase in coin redemptions of $4.7 million in 1993 compared to 1992. These two items were the primary causes of a $4.8 million or 3% increase in casino costs for 1993 compared to 1992.

  Since payroll and related taxes and benefits are the Company's largest cost item, the Company monitors the level of full-time equivalent headcounts. These costs in 1993 were $0.3 million less than in 1992.

  Net rent in 1993 was $20.4 million compared to $38.2 million in 1992 and depreciation and amortization in 1993 was $20.4 million compared to $17.3 million in 1992. The primary cause of both the decrease in net rent and the increase in depreciation and amortization was the purchase of the AREI/AGP partnership interests.

  Ramada Express. Ramada Express started 1993 with approximately 400 hotel rooms, 30,000 square feet of casino space and surface parking for 1,500 vehicles. The facility ended 1993 with approximately 1,500 hotel rooms, 50,000 square feet of casino space, parking for 2,300 vehicles with about one-half in a garage, additional food and beverage facilities, and additional special event and retail space.

  The expansion began in September 1992 and was completed in September 1993. Because of this expansion, the operating results for 1993 are not comparable to 1992. Ramada Express revenues were $56.2 million in 1993 compared to $46.8 million in 1992. Operating income was $5.5 million in 1993 compared to $8.7 million in 1992. Operating income is after depreciation and amortization of $5.4 million in 1993 compared to $3.9 million in 1992. Net rent was not significant in either year.

  All significant revenue components were higher in 1993 than in 1992 and all significant cost components were higher in 1993 than in 1992. Ramada Express operating income was lower in 1993 than in 1992 as a result of the disruption to its operations associated with the construction activities and additional costs incurred to minimize that disruption. In the third quarter 1993, the Company expensed $1.4 million of costs associated with the opening of the expanded facilities.

  During December 1993, the Company lowered the Ramada Express room rates in order to increase occupancy and to build its customer database. This approach was successful as the Ramada Express occupied room nights more than tripled in December 1993 compared to December 1992.

  New Gaming Jurisdictions. In mid-1993, the Company began pursuing the development of its business in various gaming jurisdictions. In addition to those jurisdictions mentioned in the analysis of financial condition, the Company was one of four finalists but unsuccessful in its proposal to develop and operate a casino complex in Windsor, Ontario. The Company also investigated several other locations in Missouri and Indiana. In connection with these efforts, it expensed approximately $1.3 million in development costs in 1993.

  Interest Income and Expense. Interest income declined by $4.5 million in 1993 compared to 1992. The replacement of the AGP notes receivable on Aztar's balance sheet with the assets acquired in the acquisition of the AREI/AGP partnership interests in July 1993 caused a net decrease of $2.9 million in 1993. Included in this $2.9 million net decrease was an increase of $7.4 million as a result of a $171 million 12 1/4% First Mortgage note receivable from AGP. The Company loaned AGP the $171 million in November 1992 so that AGP could redeem its outstanding 12% First Mortgage Notes Due 1996. This note was one of the notes receivable that were replaced in the AREI/AGP acquisition.

  Interest expense increased by $14.2 million in 1993 compared to 1992. Interest incurred on the $200 million principal amount of 11% Notes that were issued in October 1992 was $17.2 million higher in 1993 than in 1992. This increase in interest expense was offset by $2.4 million of increased interest being capitalized in 1993 in association with construction projects.

  Discontinued Operations. The Company received a refund of $1.2 million in a settlement in 1992 with Canadian tax authorities related to the 1988 and 1989 income tax returns of Ramada involving the discontinued hotel business.

  Extraordinary Items. The Company had an extraordinary loss in 1992 of $5.3 million, net of an income tax benefit of $2.8 million, related to the payment of a redemption premium and the writeoff of deferred financing costs associated with the redemption of the $171 million of outstanding 12% First Mortgage Notes Due 1996 of AGP.

  Accounting Change. In 1992, the Company adopted SFAS 109 related to the reporting of income taxes. The effect of this action and the Company's election not to restate prior-year financial statements resulted in a net deferred income tax benefit of $7.5 million.

 1992 Versus 1991

  The Company's consolidated revenues were $512.0 million for 1992, an increase of 6% from $481.3 million in 1991, reflecting higher revenues from all three properties. The increase in revenues was primarily a result of increases in casino revenue at all three properties resulting from market growth in the slot segment, added slot machine capacity, improved market shares and the reversal of $6.0 million of progressive jackpot accruals at TropWorld. Rooms and food and beverage revenue declined at all three properties, reflecting a continuing strategy of using rooms and food and beverage service as a means of promoting casino activity.

  The Company's consolidated operating costs and expenses were $479.4 million in 1992, a 3% increase from $467.6 million in 1991. The increase primarily reflects a larger volume of business. Consolidated marketing expenses were higher, reflecting increased marketing expenses at all three properties, as a result of increased staffing, higher levels of expenses for entertainers, and special promotions to stimulate incremental revenue.

  Consolidated operating income was $32.6 million in 1992, a 138% improvement over $13.7 million in 1991, reflecting improved operating results at all three properties. Increased revenues from the more profitable slot segment combined with relatively lower increases in costs and expenses resulted in operating efficiencies that led to higher operating margins at all three properties. Operating income is after net rent of $45.7 million in 1992, down $1.5 million from 1991 principally as a result of a $0.9 million decline in the interest factor at Tropicana due to an overall decline in interest rates in 1992.

  TropWorld. TropWorld had a successful year in 1992 despite continuing poor economic conditions in the Northeast and a very competitive market. TropWorld revenues rose 8% to $334.3 million in 1992 from $310.3 million in 1991, while the increase in costs and expenses was proportionally less, 3% to $306.6 million from $298.1 million. The most important source of the resulting excellent operating flow-throughs was in the casino, where total revenues increased 9% while associated casino and marketing expenses increased 7%. TropWorld's use of rooms and food and beverage services as a way to promote casino activity resulted in a 10% decrease in revenue in those categories, with a corresponding 9% decrease in rooms and food and beverage costs.

  The Atlantic City market recorded strong growth in 1992 with $3.2 billion of casino win*, an increase of 7.5% from 1991. TropWorld's growth exceeded the market's with casino revenue up 8% to $310 million, its highest ever, from $287 million in 1991. Slot operations were the driving force at TropWorld in 1992. Slot win for 1992 was $227.5 million, a 15% increase over $198.4 million in 1991 due to a targeted marketing and product strategy and growth in the market. The Atlantic City slot market grew 14% during 1992, reaching $2.114 billion in slot win, up from $1.851 billion in 1991. TropWorld captured 10.8% of the slot market in 1992, compared with a 10.7% share in 1991 and 10.3% in 1990. Atlantic City market-wide table games revenue declined approximately 3% in 1992, to $1.102 billion from $1.140 billion in 1991. TropWorld's table games revenue dropped to $83 million in 1992, a 7% decrease. The decline in table games revenue in 1992 was the fourth consecutive year of decline in the Atlantic City market and the third consecutive year of decline at TropWorld, in both cases somewhat by design. With the easing of restrictions on the allocation of casino floor space, operators dedicated more floor space to the more profitable slot segment, thereby reducing the number of table games units.

  TropWorld's improvements in operating efficiencies, partially a result of the change in the mix of revenue toward higher-margin slots from table games, were reflected in a 127% improvement in operating income, to $27.7 million from $12.2 million. The decrease in table games revenue together

- --------
*Market comparisons are stated on a calendar basis for the market and property.

with the issuance of less credit allowed for a decrease in the provision for doubtful accounts of 75% to $0.5 million in 1992 from $2.0 million in 1991. Operating income after net rent was $38.2 million in 1992, down from $38.6 million in 1991. Depreciation and amortization was $17.3 million in both years. To some extent the year-over-year comparison favors 1992 because of the negative effects the Persian Gulf War had on operations at TropWorld in the first quarter of 1991.

  Tropicana. Tropicana reported improved results for 1992 despite external factors including a highly competitive market due to unabsorbed capacity and to negative economic conditions, particularly in southern California. The Las Vegas market in 1992 experienced visitor growth that was weak by Las Vegas standards early in the year, countered in part by a boost due to deep air fare discounting during the summer.

  Tropicana revenues for 1992 were $130.9 million, a gain of 1% from $129.4 million in 1991. Casino revenue was 8% higher in 1992 than in 1991. Tropicana made significant progress in 1992 in the continuing shift from its historical dependence on premium table games to the slot segment, which has higher growth rates and better profit margins. Slot revenue growth at Tropicana was significantly higher than growth in the market as a result of increased slot machine capacity and improved slot machine product in the casino, coupled with increased slot marketing efforts. Slot revenue at Tropicana rose 27%* in 1992 while Las Vegas market slot revenues rose 9%. Tropicana win from games excluding baccarat was down 3% in 1992. Total games revenue, including baccarat, was down 7%. The games hold percentage was basically unchanged in 1992 from 1991 (19.1% for 1992 versus 19.4% for 1991). The decrease in games revenue allowed for a decrease in the provision for doubtful accounts of 25%, to $2.1 million in 1992 from $2.8 million in 1991.

  Occupancy at Tropicana was higher in 1992 than in 1991 by more than two occupancy points. But continuing pressure on room rates in Las Vegas and greater utilization of Tropicana's rooms to promote its casino games resulted in an 8% reduction in rooms revenue. Food and beverage revenue was also lower, by 13%, because of lower demand for banquets and the closing of Tropicana's buffet. Food and beverage costs were correspondingly 14% lower in 1992 than in 1991.

  Cost and expenses were $126.6 million in 1992, less than 1% higher than the level of $126.2 million in 1991. Costs and expenses in 1992 included $7.1 million of net rent, compared with $8.0 million in 1991, and depreciation and amortization of $7.1 million in 1992, compared with $6.9 million in 1991. Operating income was $4.3 million in 1992, an increase of 34% from $3.2 million in 1991.

  Ramada Express. Ramada Express revenues for 1992 were $46.8 million, a 13% increase from $41.6 million in 1991. Costs and expenses rose less than half of the revenue increase, creating good flow-through to profit and higher overall operating margins. Costs and expenses included $3.9 million of depreciation and amortization in 1992, compared with $3.7 million in 1991. Net rent was not significant in either year. Operating income was $8.7 million in 1992, an increase of 45% from $6.0 million in 1991.

  Ramada Express turned in a strong operating performance in 1992, improving its market position in a highly competitive atmosphere even as the Company commenced in September a $75 million expansion of the property. Despite some negative impact from the woes of the southern California economy, the Laughlin market grew strongly in 1992. Casino revenues* for the market were $506.9 million for 1992, a 9% increase from $463.4 million in 1991. Slot revenue growth for the Laughlin market was particularly strong, with slot revenues growing 12% during 1992, while Ramada Express slot revenue grew 22% in the same period. Rooms occupancy for the Laughlin market was 91% for 1992 compared with 90% in 1991. Occupancy at Ramada Express was 90% in 1992, 2.5 occupancy points higher than the previous year.

- --------
*Market comparisons are stated on a calendar basis for the market and property.

  Interest Income and Expense. Interest income increased $2.5 million in 1992 from 1991, due principally to the $171 million note receivable from AGP. Consolidated interest expense in 1992 was $31.1 million, down $1.0 million from the prior year. The Company incurred $5.2 million of interest expense in 1992 in connection with the $200 million principal amount of 11% Notes issued in October 1992. That increase was offset by decreases in interest expense that occurred principally as a result of three factors, the primary factor being the expiration on December 31, 1991 of an interest rate swap agreement. The other factors were the payment in January 1992 of a settlement with the Internal Revenue Service on which interest had been accrued in 1991 and the capitalization of interest on the Ramada Express expansion.

  Unconsolidated Partnership. The Company's loss on its equity share in Tropicana Enterprises, the partnership that owns the Tropicana land and improvements, declined as a result of lower interest expense due to an overall decline in interest rates in 1992 on the floating rate bank financing of Tropicana Enterprises. Aztar is a noncontrolling 50% partner in Tropicana Enterprises.

LIQUIDITY AND CAPITAL RESOURCES

  Cash Flow. The following table sets forth the Company's EBITDR*, as measured by operating income before net rent plus depreciation and amortization, on a consolidated basis and portions thereof generated by each of the Company's three casino properties.

                                           THREE MONTHS
                                              ENDED            YEAR ENDED
                                        ------------------ --------------------
                                        MARCH 31, APRIL 1,
                                          1994      1993   1993    1992   1991
                                        --------- -------- -----  ------  -----
                                                    (IN MILLIONS)
EBITDR:*
  TropWorld............................   $15.5    $15.7   $74.3  $ 83.2  $68.1
  Tropicana............................     7.6      5.5    20.5    18.5   18.1
  Ramada Express.......................     7.4      3.8    11.1    12.7    9.7
  Corporate............................    (2.1)    (2.0)   (8.1)   (7.5)  (6.8)
                                          -----    -----   -----  ------  -----
    Consolidated.......................    28.4     23.0    97.8   106.9   89.1

- --------

* EBITDR means operating income before net rent plus depreciation and amortization. EBITDR should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. EBITDR information has been included to facilitate comprehension of financial covenants in the Indenture which are based, in part, on EBITDR.

  Net cash provided by (used in) operating activities was $11.0 million, $(3.1) million, $50.3 million, $31.8 million and $39.2 million for the three months ended March 31, 1994 and April 1, 1993 and the years ended 1993, 1992 and 1991, respectively. These amounts, when adjusted by (i) deducting interest income and adding back interest expense and net rent from the Consolidated Statements of Operations and (ii) deducting cash income taxes refunded and adding back cash income taxes paid from the Consolidated Statements of Cash Flows, were $24.6 million, $9.6 million, $101.3 million, $88.1 million and $91.8 million for the three months ended March 31, 1994 and April 1, 1993 and the years ended 1993, 1992 and 1991, respectively. The $9.6 million for the three months ended April 1, 1993 is after an interest payment of $11.0 million that was due April 1, 1993 on the 11% Notes. The $88.1 million for 1992 is after an $8.4 million payment to the Internal Revenue Service for interest on tax deficiencies arising from the 1984 and 1985 income tax returns of Ramada.

  Ramada Express Expansion and Financing. One of the Company's three major capital expenditures in 1993 was the expansion of Ramada Express, which was completed in September, on schedule and within budget. The expansion included a new 1,100-room tower; 20,000 square feet of casino space, bringing the total to 50,000 square feet; a 1,100-vehicle parking garage; additional restaurant, special event and retail space; and other amenities. The Company spent $60.0 million on this project in 1993 for a total cost of $74.7 million. Financing was provided primarily out of cash and cash flow. In the fourth quarter of 1993, the Company borrowed $25 million under its $50 million construction and term loan credit facility that is collateralized by Ramada Express. In December 1993, the Company entered into the First Amended and Restated Credit Agreement, which converted the construction and term loan into a $50 million revolving credit facility that matures in June 1996 (the "Ramada Express Credit Facility"). This new credit agreement can be used for general corporate purposes and may be converted into a three-year reducing revolving line of credit.

  Purchase of Third Party Partial Interest in TropWorld. A second major capital expenditure in 1993 was the purchase in July of the partnership interests in AREI and AGP. AREI owned a 99.9% general partnership interest in AGP, which acquired a substantial interest in TropWorld in a sale-leaseback transaction in 1984. The aggregate consideration, including costs incurred to complete the transaction, was approximately $62 million. The Company funded the AREI/AGP acquisition using cash and a $10 million revolving credit loan obtained in July 1993. This acquisition did not significantly change Aztar's total assets. The cash paid by Aztar and notes receivable from AGP were replaced on Aztar's balance sheet by the assets acquired. The additional $10 million of indebtedness incurred by Aztar was more than offset by a reduction of indebtedness to AGP.

  Tropicana Project. At December 30, 1993, the Company was in the process of constructing a new main entrance, adding a new building facade that will create a colorful Caribbean Village motif facing The New Four Corners of Las Vegas and funding a portion of the construction by the State of Nevada of a four-way pedestrian skywalk system at the intersection of Las Vegas Boulevard and Tropicana Avenue. Expenditures in 1993 were approximately $5 million on this project and will be approximately $6 million in 1994. Funding for this project was and will be from available cash balances and cash flow. This project was substantially completed in May 1994.

  Stock Options. An additional source of funds in 1993 was $2.1 million from the exercise of stock options for approximately 339,000 shares of common stock.

  Proposed Credit Facility and Refinancings. The Company's maturities of long-term debt were $2.2 million in 1993 and are $2.5 million and $12.5 million for 1994 and 1995, respectively. The 1994 and 1995 maturities of long-term debt include $2 million each year for mandatory sinking fund payments on the First Mortgage Notes. These notes are redeemable at par at the option of the Company, in whole or in part, on or after September 15, 1994 and are expected to be redeemed with proceeds from this Offering. When the First Mortgage Notes are redeemed, the Company will expense the remaining unamortized deferred financing costs and unamortized discount. This expense would be presented as an extraordinary charge and shown net of an income tax benefit. These unamortized items totaled $4.8 million at December 30, 1993. Also included in the 1995 maturities is $10 million borrowed under the revolving credit facility obtained in connection with the AREI/AGP acquisition (the "AREI/AGP Facility"), which expires on December 31, 1994. The $10 million was repaid in full by drawing on the Ramada Express Credit Facility during the first quarter of 1994.

  The Company is currently negotiating with a group of banks to enter into an approximately $212 million reducing revolving credit facility maturing on December 31, 1999 (the "Proposed Credit Facility"). The availability of funds under this facility will reduce from $212 million quarterly beginning on March 31, 1996 in the annual amounts of $25 million in 1996 and $35 million in each year thereafter until maturity. The Proposed Credit Facility will be secured by all the property of TropWorld and Ramada Express and, with certain exceptions, the stock of the Company's subsidiaries. The Company expects to use funds provided by the Proposed Credit Facility to repay the outstanding amount due under the Ramada Express Credit Facility, which will then be terminated. Concurrently with or prior to the closing of the Proposed Credit Facility, the AREI/AGP Facility will also be terminated. The remaining funds under the Proposed Credit Facility would be available for general corporate purposes, including to fund the expansion of the Company's existing businesses and to fund the Company's development of businesses in new gaming jurisdictions, including the properties at Caruthersville and Evansville. See "BUSINESS--New Markets."

  Concurrently with entering into the Proposed Credit Facility, the same group of banks would enter into an approximately $73 million term loan with Tropicana Enterprises maturing on December 31, 1999, which would refinance the existing Tropicana Loan. The term loan is expected to call for principal payments of between $1.2 million and $3.3 million each year with a final payment of approximately $57 million due at maturity.The term loan would be secured by the Tropicana property. The Tropicana Loan is serviced through rent payments made by the Tropicana operation. The Company is a noncontrolling 50% partner in Tropicana Enterprises.

  Commitments and On-Going Capital Expenditures. At March 31, 1994 and December 30, 1993, the Company had commitments of approximately $20 million and $13 million, respectively, for the purchase of fixed assets. In 1994, including the remaining expenditures on the Tropicana project, the Company plans to spend approximately $33 million on routine capital expenditures at its three land-based properties and the purchase and renovation of the vessel acquired in January. In addition to this, expenditures will be required for the Caruthersville facility; however, the timing of these expenditures is uncertain. The Company believes that the proceeds of this Offering, the funds available under the Proposed Credit Facility, continuing cash flow and cash balances will be sufficient to meet any anticipated obligations as well as any working capital and liquidity requirements.

                        CERTAIN CONTRACTUAL ARRANGEMENTS

  Tropicana Enterprises ("Tropicana Enterprises"), which owns Tropicana, is a general partnership in which an unaffiliated group of persons (the "Jaffe Family") and Adamar of Nevada ("Adamar of Nevada"), a wholly-owned subsidiary of the Company, each owns a 50% general partnership interest. Tropicana Enterprises leases Tropicana to HRN pursuant to the Tropicana Lease, and the Company guarantees HRN's obligation under the Tropicana Lease.

TROPICANA ENTERPRISES PARTNERSHIP AGREEMENT

  Adamar of Nevada and the predecessors in interest of certain members of the Jaffe Family are partners of Tropicana Enterprises pursuant to an Amended and Restated Partnership Agreement, dated as of November 1, 1984 (the "Partnership Agreement"), which expires in 2014. Tropicana Enterprises owns Tropicana. Tropicana Enterprises leases the real estate and improvements comprising Tropicana to HRN under the Tropicana Lease, which expires in 2011. Certain decisions relating to the financing of Tropicana are delegated to Adamar of Nevada subject to Jaffe Family approval. The Jaffe Family has the right to make all decisions on behalf of Tropicana Enterprises regarding the enforcement of the Tropicana Lease. All other material decisions require mutual consent of Adamar of Nevada and of more than 50% of the individuals and entities comprising the Jaffe Family. The Partnership Agreement also provides that upon a default by HRN under the Tropicana Lease or by Adamar of Nevada under the Partnership Agreement, certain other partnership decisions now made jointly or solely by Adamar of Nevada, including with respect to refinancing the Tropicana Loan, will be made solely by the Jaffe Family.

  The Partnership Agreement provides that the monthly rent payments will be paid and distributed 50% to the Jaffe Family and 50% to Adamar of Nevada. In the event of the sale of all or any part of the Tropicana Enterprises property or the liquidation of Tropicana Enterprises the proceeds of all such sales or liquidations shall be first distributed 50% to the Jaffe Family and 50% to Adamar of Nevada until the aggregate of all such distributions equals two times the amount of Adamar of Nevada's initial capital contribution. The remainder of the proceeds shall be distributed as follows: (a) to the Jaffe Family to the extent of the Jaffe Family's initial capital contribution (after taking into account amounts distributed to it by virtue of the preceding sentence) less $1.0 million, (b) $3.0 million to Adamar of Nevada, (c) $1.0 million to the Jaffe Family, (d) to Adamar of Nevada for any special capital contributions and (e) the balance 50% to the Jaffe Family and 50% to Adamar of Nevada.

GUARANTY

  The Company has guaranteed (i) HRN's obligations under the Tropicana Lease, including HRN's obligation to pay base rent and additional rent, (ii) Adamar of Nevada's obligations under the Partnership Agreement and (iii) the obligations of certain affiliates of the Company under an agreement with the Jaffe Family for the use of the "Tropicana" name. The Company has pledged its shares of Adamar of Nevada to Tropicana Enterprises and the Jaffe Family to secure the Company's obligations under those guarantees.

TROPICANA LEASE

  HRN leases the real estate and improvements comprising Tropicana from Tropicana Enterprises pursuant to a lease (the "Tropicana Lease"), which expires in 2011. HRN currently pays Tropicana Enterprises a base rent of $777,803 per month, to be adjusted periodically for future changes in the Consumer Price Index. HRN also pays as additional rent the financing costs associated with the Tropicana Loan, including payments of principal and interest when due.

  The Tropicana Lease requires, under certain circumstances, that HRN deliver an additional security deposit to Tropicana Enterprises in a minimum amount of $21 million, which additional security deposit may consist of cash, certain marketable securities or letters of credit. The additional security deposit may, however, be reduced or eliminated during any period that the Company exceeds certain net worth targets and if HRN exceeds a certain cash flow target. The additional security deposit may be used for the benefit of Tropicana Enterprises in the event that there is a default in HRN's obligations under the Tropicana Lease beyond applicable cure periods. HRN has not yet been required to provide the additional security deposit.

TROPICANA LOAN

  Tropicana Enterprises, the entity that owns Tropicana, is a party to a loan agreement (the "Tropicana Loan") pursuant to which approximately $73 million is currently outstanding. The Tropicana Loan matures in 1996 at which time a final payment of approximately $71 million will be due. Such indebtedness is evidenced by a non-recourse promissory note secured by a first mortgage on Tropicana. Tropicana Enterprises leases Tropicana to HRN pursuant to the Tropicana Lease. HRN's lease payments under the Tropicana Lease include payments with respect to the principal of and interest on the Tropicana Loan. The Company has guaranteed HRN's obligations under the Tropicana Lease. If not previously refinanced or repaid, the Tropicana Loan would have to be refinanced upon its maturity in 1996. Certain property of HRN, including furniture, fixtures and equipment, is pledged as collateral for the Tropicana Loan pursuant to the Tropicana Lease.

  Pursuant to the Tropicana Lease and the Partnership Agreement, Tropicana Enterprises has agreed to refinance the Tropicana Loan upon maturity. Adamar of Nevada has authority under the Partnership Agreement to make decisions related to such refinancing, subject to approval by the Jaffe Family. In order to protect the Company's interests in Tropicana and by virtue of the Company's guarantees of the obligations of HRN under the Tropicana Lease and of Adamar of Nevada under the Partnership Agreement, the Company may arrange for such refinancing by Tropicana Enterprises, cause HRN to pay the final payment or make a loan to Tropicana Enterprises to pay the final payment.

The Indenture permits the Company to incur indebtedness in connection with such refinancing, payments or loans. See "DESCRIPTION OF THE NOTES-- Covenants--Limitation on Indebtedness." Failure to pay or refinance the final payment could result in the lender's foreclosure on Tropicana and in the exercise by the parties of available rights and remedies under the Partnership Agreement, the Tropicana Lease and related guarantees.

                                   BUSINESS

  The Company is one of the leading casino entertainment companies in the United States. The Company operates TropWorld in Atlantic City, New Jersey, Tropicana in Las Vegas and Ramada Express in Laughlin, Nevada.

  The Company was incorporated in Delaware in June 1989 to operate the Gaming Business of Ramada after the Restructuring of Ramada. The Restructuring, which was approved by Ramada's board of directors in October 1988 and substantially completed December 20, 1989, involved the disposition of Ramada's Hotel and Restaurant Businesses with Ramada's shareholders retaining their interest in the Gaming Business. As part of the Restructuring, the Gaming Business and certain other assets and liabilities of Ramada were transferred to the Company, and a wholly-owned subsidiary of New World Hotels (U.S.A.), Inc. was merged with Ramada (the "Merger"). In the Merger, each share of Ramada common stock was converted into the right to receive $1.00 and one share of the Company's common stock. For accounting purposes the Company is treated as the continuing accounting entity that is the successor to the historical Ramada and that has discontinued the Hotel and Restaurant Businesses.

  The strategy of the Company has been to develop facilities with distinctive themes that are "must-see" attractions in their respective gaming markets and provide a full entertainment experience to attract gaming patrons. The Company targets customers in the high end of the middle market, with particular emphasis on slot customers.

  The Company uses a database marketing system to create a loyal following of repeat customers in its current markets. This technology will be expanded to new facilities as they are opened. This marketing approach, which is based on a combination of computerized card reader technology and a "frequent flier" marketing concept, allows the Company to control marketing costs and to optimize the profit contribution of its targeted casino patrons.

  The Company believes it is well-positioned to expand its operations as additional states and local jurisdictions adopt legislation to promote the development of casino entertainment. Aztar has more than ten years of experience operating casino entertainment facilities in Las Vegas and Atlantic City, the two largest gaming markets in the country. Management believes that its experience in developing and operating a wide range of successful casino entertainment facilities is a distinct advantage as it enters new markets.

TROPWORLD

  The theme of TropWorld recalls the heyday of the Atlantic City Boardwalk piers with their amusement rides, carnival games and strolling entertainers. TropWorld offers daily live musical entertainment in its atrium, which contains a spectacular four-story-high operating Ferris wheel. TropWorld boasts an indoor roller coaster, bumper cars and other attractions reminiscent of the old Boardwalk in Atlantic City.

  The TropWorld complex encompasses 10 acres and has 220 yards of ocean beach frontage along the Boardwalk in Atlantic City. TropWorld's 92,191-square-foot casino contains approximately 2,800 slot machines, including a wide variety of progressive jackpot machines and video poker machines, and contains 93 table games, including blackjack, craps, roulette, baccarat, pai gow poker, big six, sic bo and red dog. The TropWorld complex contains 1,020 hotel rooms, 80,000 square feet of meeting, convention and banquet space, a 1,700-seat theatrical showroom (the largest in Atlantic City) and parking facilities for over 2,700 vehicles. There is a wide variety of food and beverage facilities at TropWorld, including gourmet restaurants, several medium-priced restaurants and a food court offering a large choice of convenient and moderately priced items. Recreational facilities at TropWorld include indoor and outdoor swimming pools, tennis courts, a health and fitness club and a jogging track. The Company is currently considering the construction of a third hotel tower of approximately 600 rooms.

  In July 1993, the TropWorld building became wholly-owned by the Company upon the acquisition by the Company of the partnership interests in AREI and AGP. AREI owned a 99.9 percent general partnership interest in AGP, which acquired a substantial interest in TropWorld in a sale-leaseback transaction in 1984.

TROPICANA

  Tropicana is located on a 34-acre site on the southeast corner of the Strip and Tropicana Avenue in Las Vegas, Nevada. The Tropicana casino occupies 45,000 square feet and contains over 1,550 slot machines and over 50 table games. Tropicana has a tropical island theme and is promoted as The Island of Las Vegas. It has one of the world's largest swimming pools and a five-acre water park and tropical garden area. Tropicana has 1,907 hotel rooms and suites and approximately 100,000 square feet of convention and exhibit space. The tropical theme is apparent in the decor of the property, which includes a large collection of tropical birds and fish. Tropicana offers its guests a variety of entertainment including laser light shows, a comedy club, lounge shows and the Folies Bergere revue, which is the longest-running production show in Las Vegas. The Company has substantially completed a new main entrance and a new building facade at Tropicana that will create a colorful Caribbean Village motif.

  Throughout most of its history, Tropicana, with its upscale decor and location as the sole major casino hotel on the southern end of the Strip, catered to high end table games customers with particular emphasis on baccarat. This strategy allowed for significant gaming revenues without substantial walk-in traffic. However, beginning in late 1989 with the opening of the Mirage, competition for this small group of premium table games customers, dominated by players from the Far East, increased significantly. The center portion of the Strip, highlighted by Caesars Palace and the Mirage, became the focal point of the high end table games market. As heavy promotion and complimentary expenditures ensued, profit margins in this segment declined. As a result, management decided to curtail its emphasis on premium table games and focus on slot revenue from the high end of the middle market.

  Tropicana is located at an intersection which is now referred to as The New Four Corners of Las Vegas. There are three other major casino hotel properties located at this intersection, two of which, Luxor and MGM Grand, opened during the fourth quarter of 1993, and the other, Excalibur, opened June 1990. The increase in total casino and hotel capacity with the opening of Luxor and MGM Grand has increased the level of activity and visitor traffic around Tropicana. Pedestrian traffic has been made faster, safer and more convenient as a result of the recent construction by the State of Nevada of pedestrian skywalks. The skywalks connect the four corners of the intersection and have elevators and escalators set back from all four corners. The Company funded a portion of the construction costs for this project, which was recently completed. The Company has recently completed construction of an additional pedestrian bridge connecting one of the skywalks directly to the Tropicana casino.

  Management believes that the new properties located at The New Four Corners have stimulated and will continue to stimulate additional walk-in traffic that provides increased opportunities for Tropicana to attract its target customers and retain them through the Company's database marketing system. There can be no assurance, however, that the increased competition from these new properties will not have an adverse effect on Tropicana.

RAMADA EXPRESS

  Ramada Express is located on 28 acres in Laughlin, Nevada. Laughlin is situated on the Colorado River at Nevada's southern tip. The facility features a Victorian-era railroad theme, including a train that carries guests between the parking areas and the casino hotel. In September 1993, the Company completed a $75 million expansion of Ramada Express, on schedule and within budget. The expansion of Ramada Express included a new 1,100-room tower, increasing the property to a total of 1,500 rooms; a casino expansion of 20,000 square feet, bringing the total to 50,000 square feet; a 1,100-vehicle parking garage, bringing the total parking capacity to 2,300 vehicles; and additional restaurant, special event and retail space. The expanded casino contains 36 gaming tables and 1,620 slot machines.

NEW MARKETS

  The Company has been pursuing the development of its business in various gaming jurisdictions. The Company executed an agreement in September 1993 with the City of Caruthersville, Missouri, to operate a casino riverboat, and filed an application with the Missouri Gaming Commission for a gaming license to operate the Caruthersville facility. Caruthersville is located on the Mississippi River approximately 80 miles north of Memphis, Tennessee. Approximately 2.2 million people live within 100 miles of Caruthersville. In January 1994, the Company took delivery and began renovation on a vessel intended to be used in Caruthersville. The boat is expected to have an approximately 14,000-square-foot casino with an estimated capacity of 600 passengers and crew. The project would also include, among other things, pre-boarding facilities such as a restaurant and live entertainment lounges. The estimated cost of the project is more than $40 million. The Company hopes to begin operations in Caruthersville in 1995. However, commencement of operations is dependent on several factors that are beyond the Company's control, including the granting of a gaming license by the Missouri Gaming Commission. On June 9, 1994, the Missouri Gaming Commission notified the Company that its application will be among the next three applications to be considered. In addition, certain other approvals are required, including those of the U.S. Army Corps of Engineers and the U.S. Coast Guard. "Games of skill" are permitted in Missouri; however, as a result of a Missouri Supreme Court decision in early 1994, the use of slot machines and other "games of chance" is currently not permitted in Missouri. On April 5, 1994, a Missouri statewide election defeated a proposed constitutional amendment that would have allowed such "games of chance" on riverboats. A petition has been filed with the Secretary of State of the State of Missouri to place a referendum on the issue on the ballot for the November 1994 election. The signatures on the petition have yet to be verified by the Secretary of State of the State of Missouri. The Company intends to proceed with this project utilizing electronic machines and gaming tables as approved by the Missouri Gaming Commission.

  Aztar has submitted a proposal to the City of Evansville, Indiana, for a casino riverboat and has filed an application for a riverboat gaming license with the Indiana Gaming Commission, which has indicated that it anticipates granting a license for the Evansville market area this fall. On June 30, 1994, the Company was named by the City of Evansville as its choice to develop and operate the only riverboat gaming facility planned to be licensed in the Evansville market. The Company and the City of Evansville have signed a development agreement, and the City of Evansville will endorse the Company's license request to the Indiana Gaming Commission. If the Company is granted a riverboat gaming license, the development agreement will bind the Company to make a series of payments in the nature of civic inducements to the City of Evansville and community organizations that are necessary to the success of the Company's efforts in Indiana. See "REGULATION--Regulation and Licensing-- Indiana." Evansville, located on the Ohio River in southwestern Indiana, has
2.5 million people living within 100 miles, which encompasses the metropolitan Louisville, Kentucky area. Aztar's proposed project, at an estimated cost of $110 million, would include a replica of the historic "Robert E. Lee" racing sidewheel steamboat. The boat will have a 37,000-square-foot casino with 1,250 slot machines and 70 table games and will have a capacity of 2,500 passenger guests and a crew of 300.

The project would also include, among other things, a 250-room hotel and a 44,000-square-foot entertainment complex for pre-boarding facilities, restaurants, lounge and retail shops. With the boat due for delivery by April 1995, operations could commence in the summer of 1995 utilizing permanent docking facilities and interim boarding facilities, with all permanent facilities in place by December 1995. However, a number of legal and regulatory matters could delay or prevent the opening of the Evansville facility. A state trial court has ruled that portions of the Indiana riverboat gaming law conflict with the state constitution. Under this ruling, the Indiana Gaming Commission is precluded from awarding licenses. The trial court decision is being appealed directly to the Indiana Supreme Court, which is handling the case on an expedited basis. Oral arguments in the case are currently scheduled for August 30, 1994. Furthermore, a number of approvals are required, including those of the U.S. Army Corps of Engineers and the U.S. Coast Guard. There can be no assurance that the necessary licenses and approvals will be granted or that the Company will proceed with this project.

  In the event that the Company is granted approval by the applicable jurisdictions to proceed with one or both of these riverboat projects, financing may be required to fund the related capital expenditures. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION--Liquidity and Capital Resources--Proposed Credit Facility and Refinancings."

  The Company is continuing its efforts to explore opportunities in new jurisdictions in which the likelihood of legalization of gaming in the near term is high and where the potential markets meet its standards for sound, meaningful long-term opportunities.

MARKETING APPROACH

  The Company's strategy is to target gaming customers in the high end of the middle market segment. The Company's marketing approach is to develop a loyal following of repeat customers with a demonstrated interest in gaming. The key element of this approach is the tailoring of promotional offers to the specific requirements and circumstances of the Company's targeted customers, with optimization of profit contribution being the objective. This is achieved through the use of a database marketing system based on a combination of computerized card reader technology and the "frequent flier" marketing concept.

  Each slot and table games player at one of the Company's casinos is encouraged to join a players' club. A player's incentive to join the club is to earn various complimentary services and cash bonuses dependent upon his level of gaming play. Club members are issued club cards that they may insert in card readers attached to most slot machines or give to table games personnel for use in computerized rating systems. The computer systems record valuable information, which is tracked over time, about the Company's customers: playing preferences, frequency of play and the gaming revenue they provide.

  On the basis of customer-tracked play, the Company's clientele is segmented by gaming value to the Company. Promotional offers are then made to customers based on their level of gaming revenue to induce them to frequent the Company's casinos. The Company's objective is to maximize profit by designing promotional offers so that the cost bears a favorable economic relationship to the level of revenues the player is expected to provide given the player's historical gaming pattern. The promotional offers are conveyed to the players by direct mail and by telemarketing.

  Management believes that the advantages of the database marketing system permit the Company to compete effectively with the other properties in the gaming segments in which it competes.

PROPERTIES

  The Company owns or leases its three gaming facilities.

  TropWorld. TropWorld is located on a 10-acre site in Atlantic City, New Jersey. In July 1993, TropWorld became wholly-owned by the Company.

  Tropicana. Tropicana is located on a 34-acre site in Las Vegas, Nevada. Tropicana is owned by Tropicana Enterprises and is leased to HRN, which operates the casino and hotel under the Tropicana Lease, which expires in 2011. The Company, through its wholly-owned subsidiary, Adamar of Nevada, owns a noncontrolling 50% general partnership interest in Tropicana Enterprises. The remaining 50% general partnership interest in Tropicana Enterprises is held by various individuals and trusts associated with the Jaffe Family subject to certain preferences on liquidation. The Company does not have the right to purchase Tropicana from Tropicana Enterprises and does not have the right to purchase the remaining partnership interest in Tropicana Enterprises that is not owned by Adamar of Nevada.

  Ramada Express. Ramada Express is located on a 28-acre site in Laughlin, Nevada. Ramada Express is wholly-owned by the Company. The Company completed in September 1993 a $75 million expansion of Ramada Express.

  New Markets. In connection with the Company's development of its business in new markets, the Company has options to purchase various parcels of land in Caruthersville, Missouri and Evansville, Indiana.

  General. The Company leases its corporate headquarters located in Phoenix, Arizona and owns or leases certain other facilities which are not material to the Company's operations.

  Substantially all land, casino hotel buildings, furnishings and equipment owned by the Company are pledged as collateral under long-term debt agreements.

COMPETITION AND SEASONALITY

 Competition

  Although the Company has been able to compete successfully in its gaming markets in the past, there can be no assurance that the Company will be able to continue to compete successfully in these markets.

  The Company faces intense competition in each of the markets in which its gaming facilities are located from other companies in the gaming industry, some of which have significantly greater financial resources than the Company. Such competition results, in part, from the geographic concentration of competitors. All of the Company's casinos primarily compete with other casinos in their immediate geographic area and, to a lesser extent, with casinos in other locations, including Native American lands, and on cruise ships and riverboats, and with other forms of legalized gaming in the United States, including state-sponsored lotteries, off-track wagering and card parlors. Certain states have recently legalized, and several other states are currently considering legalizing, casino gaming in specific geographic areas within those states. Legalization of large-scale, unlimited casino gaming in or near any major metropolitan area or increased gaming in other areas could have an adverse economic impact on the business of any or all of the Company's gaming facilities.

  As of December 30, 1993, there were 11 casino hotel facilities operating in Atlantic City in competition with TropWorld. Although no new casinos have been opened in Atlantic City since April 1990 and there have been no public announcements concerning new casino openings, the addition of new casino hotels in the Atlantic City market would increase competition. A number of the Company's competitors have announced definitive plans for expansion, including Bally's Grand, Bally's Park Place and Trump Plaza. The Sands Hotel and Casino, Showboat and the Claridge Hotel and

Casino recently opened expansions of their gaming space. In addition, recently enacted legislation requires the Casino Reinvestment Development Authority to allocate $100 million of funds and credits to subsidize the construction of new hotel rooms by casinos in Atlantic City. In 1992, the Mashantucket Pequot Indian tribe began operating the Foxwoods High Stakes Casino and Bingo Hall, one of the largest casinos in the United States, in Ledyard, Connecticut. The adoption of legislation approving casino gaming in any jurisdiction near New Jersey, particularly Delaware, Maryland, New York or Pennsylvania, could have a material adverse effect on the Atlantic City market, depending on the form and scope of such gaming.

  During 1993, three major casino hotels opened in the Las Vegas market, two of which, Luxor and MGM Grand, are located adjacent to Tropicana near the intersection of Tropicana Avenue and the Strip, which is now referred to as The New Four Corners. Circus Circus opened its 2,500-room Luxor in October 1993. The 5,000-room MGM Grand opened in December 1993. The third casino, Mirage's 3,000-room Treasure Island, also opened in October 1993 and is located in the middle of the Strip. These newly opened casinos added a total of approximately 10,500 rooms to an existing Las Vegas market base of approximately 77,000 rooms, representing an increase of 14%. In addition, there has been a significant increase in room supply and casino space in recent years, including the opening of the 3,000-room Mirage in November 1989 and the 4,000-room Excalibur in June 1990. Management believes that MGM Grand and Luxor have stimulated and will continue to stimulate additional walk-in traffic that provides increased opportunities for Tropicana to attract its target customers and retain them through the Company's database marketing system. There can be no assurance, however, that the increased competition from the new casinos will not have an adverse effect on Tropicana. In 1994, several construction plans were announced in Las Vegas. The largest of these are two new casino resorts on the Strip. ITT Sheraton plans to build a 3,500-room resort hotel with 135,000 square feet of casino space on 34 acres next to the Sheraton Desert Inn casino on the Strip. This project is scheduled to open in the first quarter of 1997. Mirage Resorts Inc. and Gold Strike Resorts have announced plans to build a 3,000-room resort hotel with 100,000 square feet of casino space on 43 acres on the Strip. This joint project is scheduled to open in mid-1996.

  In the Laughlin market, in addition to the Company's expansion completed in September 1993, the Riverside has begun construction of an approximately 800-room tower expansion which it expects to open in December 1994, and has announced a management agreement with the Mojave Indian Tribe to build and operate a small facility (approximately 250 gaming positions) in Arizona roughly twenty-five miles south of Laughlin to open in the fall of 1994. The Mojave Indian Tribe is also constructing a 300-room hotel with approximately 25,000 square feet of casino space in Nevada approximately 8 miles south of Laughlin that is expected to open in December 1994. Separately, the Golden Nugget is reportedly planning to add several hundred additional hotel rooms. Another entity is reportedly planning two projects in Laughlin consisting of 1,800 rooms and 70,000 square feet of casino space north of Ramada Express and 1,000 rooms and 50,000 square feet of casino space south of Ramada Express. Sewer permits are available for new sewer capacity that was recently completed and is currently in operation.

  Competition involves not only the quality of casino, room, restaurant, entertainment and convention facilities, but also room, food and beverage prices. The level of gaming activity also varies significantly from time to time depending on general economic conditions, marketing efforts, hotel occupancies and the offering of special events and promotions. The extent and quality of complimentary services to attract high-stakes players and, in Atlantic City, casino customers arriving under bus programs, the personal attention offered to guests and casino customers, advertising, entertainment, slot machine pay-out rates and credit policies with respect to high-stakes players are also important competitive factors. As a result, operating results can be adversely affected by significant cash outlays for advertising and promotion and complimentary services to patrons, the amount and timing of which are partially dictated by the policies of competitors. If operating revenues are insufficient to allow management the flexibility to match the promotions of competitors, the number of the Company's casino patrons may decline, with an adverse effect on its financial performance.

 Seasonality

  TropWorld experiences seasonal fluctuations in casino play that management believes are typical of casino hotel operations in Atlantic City. Operating results indicate that casino play is seasonally higher during the months of May through October; consequently the Company's revenues during the first and fourth quarters have generally been lower than for the second and third quarters and from time to time the Company has experienced losses in the first and fourth quarters. Because TropWorld's operating results are especially dependent upon operations in the summer months, any event that adversely affects the operating results of TropWorld during such period could have a material adverse effect on the Company's operations and financial condition. Given Atlantic City's location, it is also subject to occasional adverse weather conditions such as storms and hurricanes that would impede access to Atlantic City, thus adversely impacting operations. The gaming markets in Las Vegas and Laughlin experience a slight decrease in gaming activity in the hot summer months and during the holiday period between Thanksgiving and Christmas.

                      CREDIT POLICY AND CONTROL PROCEDURES

  As is customary in the gaming industry and necessitated by competitive factors, the Company's gaming activities are conducted on a credit as well as a cash basis. Credit policies vary widely from one operator to another and are largely dependent on the profile of the targeted customers. Table games players, for example, are typically extended more credit than slot players, and high-stakes players are typically extended more credit than patrons who tend to wager lower amounts. The Company currently markets to customers in all gaming segments; however, its credit policy will vary from facility to facility based upon the various types of customers at each facility. Gaming debts are legally enforceable under the current laws of both New Jersey and Nevada; it is not clear, however, that all other states will honor these policies. The uncollectibility of gaming receivables could have a material adverse effect on results of operations. Provisions for estimated uncollectible gaming receivables have been made in order to reduce gaming receivables to amounts deemed to be collectible.

  Gaming operations at the casinos are subject to risk of substantial loss as a result of employee or patron dishonesty, credit fraud or illegal slot machine manipulation. The Company has in place stringent control procedures to minimize such risks; however, there can be no assurance that losses will not occur. Current controls include supervision of employees, monitoring by electronic surveillance equipment and use of two-way mirrors and overhead catwalks. In New Jersey, the Company's activities are observed and monitored on an ongoing basis by agents of both the New Jersey Casino Control Commission (the "New Jersey Commission") and the New Jersey Division of Gaming Enforcement (the "New Jersey Division"), each of which maintains a staff on the premises of TropWorld. Similarly, in Nevada the Company's gaming subsidiaries must comply with certain regulatory requirements concerning casino and game security and surveillance, and the gaming operations of Tropicana and Ramada Express are subject to routine audit and supervision by agents of the Nevada State Gaming Control Board (the "Nevada Board").

                                   REGULATION

GENERAL

  Regulatory aspects of the gaming business in both Nevada and New Jersey are pervasive in nature and the following description should not be construed as a complete summary of all the regulatory requirements faced by the Company. In both states, gaming authorizations, once obtained, can be suspended or revoked for a variety of reasons. If the Company were ever precluded from operating one of its gaming facilities, it would, to the extent permitted by law, seek to recover its investment by sale of the property affected, but there can be no assurance that the Company would recover its full investment. In addition, the Nevada Gaming Commission (the "Nevada Commission") and the New Jersey Commission have the authority to require a holder or beneficial owner of the Company's securities to be found to be suitable or to qualify under applicable laws or regulations.

  From time to time, legislative and regulatory changes are proposed that could be adverse to the Company. In addition, from time to time, investigations are conducted relating to the gaming industry. TropWorld is required to report certain cash transactions to the U.S. Department of the Treasury pursuant to the Bank Secrecy Act. Violation of the reporting requirements of the Bank Secrecy Act could result in civil as well as criminal penalties including fines and/or imprisonment. The State of Nevada has adopted a regulation similar to the Bank Secrecy Act which requires the Nevada facilities to document and/or report certain currency transactions to the Nevada Board. Violation of this regulation could result in action by the Nevada authorities to fine or revoke, suspend, condition or fail to renew the Nevada facilities' licenses and/or the Company's licensing approval. These reporting requirements are not expected to have any adverse effects on the Company's casino operations.

REGULATION AND LICENSING--NEVADA

  The ownership and operation of casino gaming facilities in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, "Nevada Act"); and(ii) various local regulation. The gaming operations of Tropicana and Ramada Express are subject to the licensing and regulatory control of the Nevada Commission, the Nevada Board and the Clark County Liquor and Gaming Licensing Board (the "Clark County Board") (collectively, the "Nevada Gaming Authorities").

  The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things; (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) the provision of a source of state and local revenues though taxation and licensing fees. Change in such laws, regulations and procedures could have an adverse effect on the Company.

  HRN is the Company's wholly-owned subsidiary which operates the casino at Tropicana and Ramada Express, Inc. ("Express") is the Company's wholly-owned subsidiary which operates the casino at Ramada Express. HRN and Express are both required to be licensed by the Nevada Gaming Authorities. The gaming licenses require the periodic payment of fees and taxes and are not transferable. The Company is registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") and as such, it is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. No person may become a stockholder of, or receive any percentage of profits from HRN or Express without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company, HRN and Express have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

  The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company, HRN or Express in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of HRN and Express must file applications with the Nevada

Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees of the Company who are actively and directly involved in gaming activities of HRN and Express may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

  If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company, HRN or Express, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company, HRN or Express to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

  The Company, HRN and Express are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by HRN and Express must be reported to, or approved by, the Nevada Commission.

  If it were determined that the Nevada Act was violated by HRN or Express, the gaming licenses held by HRN or Express could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, HRN, Express, the Company and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the Company's Nevada gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the Company's Nevada gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the Company.

  Any beneficial holder of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial holder of the Company's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

  The Nevada Act requires any person who acquires more than 5% of the Company's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of the Company's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of the Company's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Company, any change in the Company's corporate charter, bylaws, management, policies or operations of the

Company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Company's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

  Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company, HRN or Express, the Company (i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, the Clark County Board has taken the position that it has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

  The Company may be required to disclose to the Nevada Commission upon request the identities of the holders of the Notes. The Nevada Commission may, in its discretion, require the holder of any debt security, including the Notes, of a Registered Corporation such as the Company to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

  The Company is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the Company's stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on the Company.

  The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On June 23, 1994, the Nevada Commission granted the Company prior approval to make public offerings for a period of one year, subject to certain conditions ("Shelf Approval"). However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful. Because the proceeds of this Offering will be used to retire the First Mortgage Notes and not in connection with gaming facilities in Nevada, approval of the Offering by the Nevada Commission or the Nevada Board is not required.

  Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

  The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and(iii) promote a neutral environmental for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Company can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company's Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

  License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food or refreshments.

  Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (a "Licensee," or collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. A Licensee is also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

  The sale of alcoholic beverages is also subject to licensing, control and regulation by the Clark County Board. All licenses are revokable and are not transferable. The Clark County Board has full power to limit, condition, suspend or revoke any such license and any such disciplinary action could (and revocation would) have a material adverse effect upon the operations of the Company.

REGULATION AND LICENSING--NEW JERSEY

  The ownership and operation of casino hotel facilities and gaming activities in Atlantic City, New Jersey, are subject to extensive state regulation under the New Jersey Casino Control Act (the "New Jersey Act") and the regulations of the New Jersey Commission. In general, the New Jersey Act and regulations provide for more extensive controls over a broader scope of gaming-related activities than does the Nevada regulatory system.

  The New Jersey Act and regulations concern primarily the financial stability and character of casino licensees, their intermediary and holding companies, their employees, their security holders and others financially interested in casino operations, the nature of hotel and casino facilities and a wide range of gaming and non-gaming related operations. The New Jersey Act and regulations include detailed provisions concerning, among other things, financial and accounting practices used in connection with casino operations, residence and equal employment opportunities for employees of casino operators, contractors for casino facilities and others; rules of games, levels of supervision of games and methods of selling and redeeming chips; manner of granting credit, duration of credit and enforceability of gaming debts; manufacture, distribution and sale of gaming equipment; security standards, management control procedures, accounting and cash control methods and reports to gaming authorities; advertising of casinos and standards for entertainment and distribution of alcoholic beverages in casinos. A number of these provisions require practices which are different from those in Nevada and some of them result in casino operating costs being higher than those in comparable facilities in Nevada.

  The New Jersey Act also established the New Jersey Division to investigate all license applications, enforce the provisions of the New Jersey Act and attendant regulations and prosecute all proceedings for violations of the New Jersey Act and regulations before the New Jersey Commission. The New Jersey Division also conducts audits and continuing reviews of all casino operations.

  Adamar of New Jersey, Inc. ("Adamar"), a wholly-owned subsidiary of the Company, has been licensed (subject to biennial renewal) by the New Jersey Commission to operate TropWorld. In November 1982, the New Jersey Commission granted a plenary license to Adamar. In November 1993, the license was renewed for a period of two years. The Company and Ramada New Jersey Holdings Corporation ("Holdings"), another of the Company's New Jersey gaming subsidiaries, have been approved as qualified holding companies for Adamar's casino license. Officers and directors of the Company and Adamar and employees who work at casino hotel facilities operated by Adamar also have been or must be approved or licensed. In addition, all contracts affecting the facilities have been or must be approved, and all enterprises that conduct business with Adamar must register with the New Jersey Commission and those enterprises that conduct gaming related businesses or that conduct business on a regular and continuing basis, as defined by the regulations under the New Jersey Act, must be licensed by the New Jersey Commission.

  The New Jersey Commission has broad discretion regarding the issuance, renewal, revocation and suspension of casino licenses. Casino licenses are not transferable. A casino hotel facility must also continually satisfy certain requirements concerning, among other things, the number of qualifying sleeping units and the relationship between the number of qualifying sleeping units and the square footage of casino space. The Company believes that TropWorld continues to meet such requirements.

  The New Jersey Act further provides that each person who directly or indirectly holds any beneficial interest or ownership of the securities issued by a casino licensee or any of its intermediary or holding companies, those persons who, in the opinion of the New Jersey Commission, have the ability to control the casino licensee or its intermediary or holding companies or elect a majority of the board of directors of said companies, other than a banking or other licensed lending institution which makes a loan or holds a mortgage or other lien acquired in the ordinary course of business, lenders and underwriters of said companies may be required to seek qualification from the New Jersey Commission. However, because the Company is a publicly traded holding company, in accordance with the provisions of the New Jersey Act, a waiver of qualification may be granted by the New Jersey Commission, with the concurrence of the Director of the Division, if it is determined that said persons or entities are not significantly involved in the activities of Adamar and, in the case of security holders, do not have the ability to control the Company or elect one or more of its directors. There exists a rebuttable presumption that any person holding 5% or more of the equity securities of a casino licensee's intermediary or holding company or a person having the ability to elect one or more of the directors of such a company has the ability to control the company and thus must obtain qualification from the New Jersey Commission.

  Notwithstanding this presumption of control, the New Jersey Act provides for a waiver of qualification for passive "institutional investors," as defined by the New Jersey Act, if the institutional investor purchased the securities for investment purposes only and where such securities constitute (i) less than 10% of the equity securities of a casino licensee's holding or intermediary company or(ii) debt securities of a casino licensee's holding or intermediary company representing a percentage of the outstanding debt of such company not exceeding 20% or a percentage of any issue of the outstanding debt of such company not exceeding 50%. The waiver of qualification is subject to certain conditions including, upon request of the New Jersey Commission, filing a certified statement that the institutional investor has no intention of influencing or affecting the affairs of the issuer. Additionally, a waiver of qualification may also be granted to institutional investors holding a higher percentage of securities of a casino licensee's holding or intermediary company upon a showing of good cause.

  If the institutional investor is granted such a waiver and subsequently determines to influence or affect the affairs of the issuer, it must provide not less than 30 days notice of such intent and file with the New Jersey Commission an application for qualification before taking any action which may influence or affect the affairs of the issuer, except that an institutional investor holding voting securities shall be permitted to vote on matters put to the vote of the holders of outstanding voting securities. If an institutional investor that has been granted a waiver subsequently changes its investment intent, or if the New Jersey Commission finds reasonable cause to believe that the institutional investor may be found unqualified, no action other than divestiture shall be taken by the investor with respect to the security holdings until there has been compliance with the provisions of the New Jersey Act concerning Interim Casino Authorization. The provisions of the New Jersey Act concerning Interim Casino Authorization provide that whenever a security holder of either equity or debt is required to qualify pursuant to the New Jersey Act, the security holder shall, within 30 days after the New Jersey Commission determines that qualification is required or declines to waive qualification, (i) file a completed application for qualification, along with an executed and approved Trust Agreement, wherein all securities of the holding or intermediary company held by that security holder are placed in trust pending qualification, or (ii) file a notice of intent to divest itself of such securities as the New Jersey Commission may require so as to remove the need for qualification, which securities must be divested within 120 days from the date such determination was made.

  The New Jersey Act further requires that corporate licensees and their subsidiaries, intermediaries and holding companies adopt certain provisions in their certificates of incorporation that require certain remedial action in the event that an individual owner of any security of such company is found disqualified under the New Jersey Act. The required certificate of incorporation provisions vary depending on whether the stock of the company subject to the requirements of the New Jersey Act is publicly or privately traded. Pursuant to the New Jersey Act, the certificate of incorporation of a publicly held company must provide that any securities of such corporation are held subject to the condition that if a holder is found to be disqualified by the New Jersey Commission pursuant to the New Jersey Act such holder shall dispose of his interest in such company. The certificate of incorporation of a privately held company must create the absolute right of the company to repurchase at the market price or purchase price, whichever is the lesser, any security, share or other interest in the company in the event the New Jersey Commission disapproves a transfer in accordance with the provisions of the New Jersey Act.

  The Company is a publicly held company and, accordingly, a provision has been placed in the Company's Restated Certificate of Incorporation which provides that a holder of the Company's securities must dispose of such securities if the holder is found disqualified under the New Jersey Act. In addition, the Restated Certificate of Incorporation for the Company provides that the Company may redeem the stock of any holder found to be disqualified.

  If, at any time, it is determined that Adamar has violated the New Jersey Act or regulations, or if any security holder of the Company, Adamar or Holdings who is required to be qualified under the New Jersey Act is found disqualified but does not dispose of the securities, Adamar could be subject to fines or its license could be suspended or revoked. If Adamar's license is revoked, the New Jersey Commission could appoint a conservator to operate and to dispose of any casino hotel facilities of Adamar. Net proceeds of a sale by a conservator and net profits of operations by a conservator (at least up to an amount equal to a fair return on Adamar's investment which is reasonable for casinos or hotels) would be paid to Adamar.

  The subsidiaries which conduct the Company's gaming operations in Las Vegas and Laughlin are not required to apply for licensure or qualification under the New Jersey Act, but their certificates of incorporation are required under the New Jersey Act to contain a provision granting them an absolute right to repurchase at the market price or purchase price, whichever is less, any of their respective securities in the event that the New Jersey Commission disapproves a transfer of any such securities.

  In addition to compliance with the New Jersey Act and regulations relating to gaming, any facility built in Atlantic City by Adamar or any other subsidiary of the Company must comply with the New Jersey and Atlantic City laws and regulations relating to, among other things, the Coastal Area Facilities Review Act, construction of buildings, environmental considerations, operation of hotels and the sale of alcoholic beverages.

  The New Jersey Commission is authorized to establish fees for the issuance or renewal of casino licenses. Yearly casino hotel alcoholic beverage license fees are payable for each facility in any of five specified categories in any licensed casino hotel. There is also an annual license fee on each slot machine. The New Jersey Commission is also authorized by regulation to establish annual fees for the issuance and renewal of licenses other than casino licenses.

  The New Jersey Act imposes an annual tax of eight percent on gross revenues (as defined in the New Jersey Act). In addition, casino licensees are required to invest one and one-quarter percent of gross revenues for the purchase of bonds to be issued by the Casino Reinvestment Development Authority or make other approved investments equal to that amount; in the event the investment requirement is not met, the casino licensee is subject to a tax in the amount of two and one-half percent on gross revenues.

REGULATION AND LICENSING--MISSOURI

  On November 3, 1992, a statewide referendum authorized gaming in the state of Missouri on the Missouri and the Mississippi Rivers. Local approval from the home dock municipality, as required by the legislation, was also obtained from the City of Caruthersville in the November 3, 1992 election. On April 29, 1993, Missouri enacted revised legislation (the "Missouri Gaming Law") which amended the existing legislation. The Missouri Gaming Law established the Missouri Gaming Commission, which is responsible for the licensing and regulation of riverboat gaming in Missouri and has the discretion to approve license applications for riverboat gaming facilities. The Company was chosen by the City of Caruthersville among other companies as the preferred applicant to develop a gaming facility, and on September 20, 1993, the Company, through its subsidiary Aztar Missouri Gaming Corporation ("Aztar Missouri"), filed its initial application with the Missouri Gaming Commission. On May 27, 1994, the first two excursion gaming boat licenses were issued in the State of Missouri, and two additional facilities were licensed on June 22, 1994.

  On June 9, 1994, Aztar Missouri was named by the Missouri Gaming Commission as one of three applicants which the commission will begin to investigate immediately. If Aztar Missouri is granted a license, it expects to begin operations in Caruthersville, Missouri in 1995.

  Gaming in the state of Missouri is currently limited to games of skill due to a decision of the Missouri Supreme Court on January 25, 1994 that held that games of chance, including certain games authorized under the Missouri Gaming Law, such as bingo and keno, constitute "lotteries" and are therefore prohibited under the Missouri constitution. The court held that games involving an element of skill, such as poker and blackjack, are permissible under the Missouri constitution, but remanded the case to the trial court to determine whether other games contemplated by the Missouri Gaming Law are permissible under the Missouri constitution. In so doing, however, the court noted that traditional slot machines involve no element of skill and have been held in other states to constitute "lotteries".

  In a statewide election held on April 5, 1994, Missouri voters narrowly defeated the adoption of a constitutional amendment that would have excepted excursion boats and floating facilities from the constitutional prohibition on lotteries. Local voters did re-approve gaming in the City of Caruthersville in the April 5, 1994 election. Following the April 5, 1994 election, the Missouri legislature amended the existing Missouri Gaming Law to clarify certain definitions and to resolve some constitutional questions raised in the Missouri Supreme Court decision. Based upon this revised statute, the Missouri Gaming Law now permits "games of skill" including poker, blackjack, craps, caribbean stud, pai gow poker, Texas hold'em, double down stud and any video representation of such games. Pursuant to the Missouri Gaming Law, as revised, the Missouri Gaming Commission issued two licenses on May 27, 1994 and two licenses on June 22, 1994.

  Poker, blackjack, craps, and video poker currently are licensed and played in the two casinos operating in Missouri. The status of certain other games, such as baccarat and roulette, depends upon a factual determination by the trial court in Missouri, pursuant to the January 25, 1994 decision of the Missouri Supreme Court. Games of chance, specifically traditional reel slot machines, will not be permitted in the state of Missouri unless a constitutional amendment is approved by the voters. In order for another vote on a constitutional amendment to permit full-scale gaming to occur in the 1994 calendar year, the amendment would have to be placed on the ballot via initiative petition. Such a petition was submitted to the Secretary of State of Missouri by the July 8, 1994 deadline, and the Secretary of State has to make a determination on the sufficiency of the signatures. There can be no assurance that a constitutional amendment will be placed on the ballot, either through general assembly action or the petition process, in any future election or that full-scale gaming will ever be approved in Missouri.

  Opponents to gaming in Missouri have brought several legal challenges to gaming in the past and are likely to bring legal challenges in the future to any proposed legislation or constitutional amendment. There can be no assurances that any future challenges, if brought, would not further delay or prohibit the commencement of full-scale gaming operations in Missouri, including the operations of Aztar Missouri.

  Under the Missouri Gaming Law, the ownership and operation of riverboat gaming facilities in Missouri are subject to extensive state and local regulation. Aztar Missouri, any subsidiaries, and certain of its officers and employees are and will be subject to certain regulations. As part of the application and licensing process for a gaming license, the applicant must submit detailed financial, operating and other reports to the Missouri Gaming Commission. Each applicant has an ongoing duty to update the information provided to the Missouri Gaming Commission in the application. In addition to the information required of the applicant, each director, officer and other key persons must submit a Personal Disclosure Form which includes detailed personal financial information and is subject to thorough investigation. All gaming employees must obtain an occupational license issued by the Missouri Gaming Commission.

  The operators licenses are issued through application to the Missouri Gaming Commission, which requires, among other things, (a) investigations into an applicant's character, financial responsibility and experience qualifications and (b) that applicants furnish (i) an affirmative action plan for the hiring and training of minorities and women and (ii) an economic development or impact report. License fees are a minimum of $50,000 for the initial application, and $25,000 annually thereafter. Licenses are to last for a term of two years, except that the first license and subsequent renewal granted to each gaming operator are to be for terms of one year. Aztar Missouri and its officers and certain employees have submitted all the requisite licensing applications with respect to the Caruthersville operation, and Aztar Missouri has no reason to believe that these applications will not be approved. The Missouri Gaming Commission has commenced its formal investigation of Aztar Missouri's application. However, there can be no assurance that Aztar Missouri's application will be approved in a timely manner or at all.

  The Missouri Gaming Commission may revoke or suspend gaming licenses and impose other penalties for violation of the Missouri Gaming Law and the rules and regulations promulgated thereunder. Penalties include forfeiture of all gaming equipment used for improper gaming and fines of up to three times an operator's highest daily gross adjusted receipts during the preceding twelve months. The gaming licenses are not transferable, and the Missouri rules bar a licensee from taking any of the following actions without prior approval by the Missouri Gaming Commission: (a) a pledge of the license as collateral to other than a regulated bank or savings and loan association; (b) any individual transfer of an interest of 5% or greater, either directly or indirectly, in a publicly traded company which holds a license; or (c) distribution of assets in excess of 5% of accumulated earnings of a licensee to anyone with an ownership interest in the licensee. The Company believes that it is the intent of the Missouri regulators that the restriction on transfer of ownership apply to the Company as well as the direct licensee, Aztar Missouri. However, the regulation is not explicit and this provision has not yet been tested in Missouri.

  The bulk of the Missouri administrative rules contains detailed requirements concerning the operation of a licensed excursion gaming boat facility. These include a charge of two dollars per gaming customer that licensees must pay to the Missouri Gaming Commission, minimum payout requirements, a 20% tax on adjusted gross receipts, prohibitions against providing credit to gaming customers (except for the use of credit cards and cashing checks) and a requirement that each licensee reimburse the Missouri Gaming Commission for all costs of any Missouri Gaming Commission staff necessary to protect the public on the licensee's riverboat. Licensees also must submit audited quarterly financial reports to the Commission and pay the associated auditing fees. The Missouri Gaming Law also provides for a loss limit of $500 per person, per excursion. Other areas of operation which are subject to regulation under the Missouri rules are the size, denomination and handling of chips and tokens; the surveillance methods and computer monitoring of electronic games; accounting and audit methods and procedures; and approval of an extensive internal control system. The Missouri rules also require that all of an operator's purchases must be from suppliers licensed by the Missouri Gaming Commission.

  Although the Missouri Gaming Law provides no limit on the amount of riverboat space that may be used for gaming, the Missouri Gaming Commission is empowered to impose such space limitations through the adoption of rules and regulations. Additionally, United States Coast Guard safety regulations could affect the amount of riverboat space that may be devoted to gaming.

  With respect to the availability of dockside gaming, which may be more profitable than cruise gaming, the Missouri Gaming Commission is empowered to determine on a city and county-specific basis where such gaming is appropriate and shall be permitted. Dockside gaming in Missouri may differ from dockside gaming in other states, because the Missouri Gaming Commission has the ability to require "simulated cruising". This requirement would permit customers to board dockside riverboats only at specified times and would prohibit boarding during the period of a simulated cruise, which is expected to last for two to three hours. However, customers are permitted to leave the facility at any time. Currently, one floating facility is operating as continuously docked with a "simulated cruise" schedule.

REGULATION AND LICENSING INDIANA

  The ownership and operation of riverboat casinos in designated waters adjacent to the State of Indiana are subject to extensive state regulation under the Indiana Riverboat Gambling Act (the "Indiana Act") and regulations which the Indiana Gaming Commission is authorized to adopt under the Indiana Act. The Indiana Act and the regulations the Indiana Gaming Commission has adopted to date and is expected to adopt in the future are significant to the Company's prospects for successfully securing a license to operate a riverboat casino in the Evansville, Indiana market and operating if a license is secured.

  The Indiana Act extends broad and pervasive regulatory powers and authority to the Indiana Gaming Commission. The Indiana Gaming Commission took office in September 1993, and, thus far, its activities have been predominantly directed toward establishing a regulatory and administrative infrastructure for licensing of prospective applicants for the limited number of riverboat owner's licenses authorized by the Indiana Act: five for operations docking in Lake Michigan, one on a landlocked lake in Southwestern Indiana and five on the Ohio River (the Company is seeking one of the five licenses allocated to Ohio River counties). The Indiana Gaming Commission has proposed a set of regulations under the Indiana Act which cover numerous operational matters concerning riverboat casinos licensed by the Commission. Those regulations have been formally proposed and are now part of the promulgation process which applies to all regulations issued by administrative agencies. The process includes publication and a final comment period before the regulations become final by approval by the Attorney General and the Governor and filing with the Secretary of State. Although these initial regulatory proposals have not yet been finalized and promulgated as operative regulations, the regulatory climate in Indiana may well end up to be more costly than exists in other states.

  Among the regulations proposed is one dealing with riverboat excursions, routes and public safety. The Indiana Act requires licensed riverboat casinos to be cruising vessels, and the regulations carry out the legislative intent with appropriate recognition of public safety needs. The regulations explicitly preclude "dockside gambling". For purposes of the regulations, dockside gambling is defined to mean gambling on a vessel which is permanently moored and not self-propelled and allows unlimited passenger ingress and egress. Instead, the regulations define the type of excursions riverboats must conduct based upon location (Lake Michigan or the Ohio River), weather conditions and other safety factors.

  Excursions must have a two- to four-hour duration. An excursion begins at the time embarkation begins and concludes at the end of disembarkation if gambling continues during disembarkation. Embarkation and disembarkation may not exceed thirty minutes each. When the embarkation period ends, a gangway or its equivalent must be closed so that no further embarkation is possible.

  For Ohio River excursions, such as those the Company intends to operate through its proposed Evansville operation, "full excursions" must be conducted at all times during a year unless, for safety reasons, a "limited excursion" is authorized by the master of the riverboat under the regulations. A "full excursion" is a cruise on the Ohio River; a "limited excursion" is not a cruise but a simulation where the gangway of a boat is closed with no further ingress until the end of the designated excursion period. Passengers may disembark during a limited excursion.

  The conditions under which a limited excursion may be conducted include unsafe water levels, unsafe weather (fog, winds, rain), ice, mechanical or structural difficulties, unsafe traffic conditions, conditions which would cause the vessel to travel into waters in which it would violate federal law or the law of any state, or any other condition which would jeopardize the safety of the passengers, the vessel or other vessels. The condition relative to violations of the laws of other states is designed to address the controversy between the Commonwealth of Kentucky and the State of Indiana with respect to exercise of the police power over the waters of the Ohio River.

  Casino wagering is illegal in Kentucky. Most of the waters of the Ohio River are, according to a decision of the United States Supreme Court, part of Kentucky and therefore subject to its police power. Kentucky officials have threatened to exercise police power and make arrests if Indiana-based riverboats venture into Kentucky waters to conduct casino wagering operations. The "limited excursion" regulation would seem to provide a clear basis for an Indiana riverboat operator to conduct operations without any risk of legal action from Kentucky. Although it has been reported that Indiana and Kentucky officials have discussed some kind of compact that would protect Indiana-based riverboats from action by Kentucky, no agreements have been publicly reported.

  The Company, through an Indiana subsidiary, has applied to the Indiana Gaming Commission for a riverboat owner's license for the Evansville, Indiana market. Five other enterprises have filed applications for a license to conduct riverboat casino operations in the Evansville market. It is expected that only one license will be allocated to the Evansville market area. Initial license hearings were expected to take place in the early fall of 1994. Litigation commenced in a Northern Indiana county has resulted in the likelihood that those hearings will take place on a later timetable.

  A riverboat owner's license has an initial effective period of five years but is subject to an annual renewal requirement. The Indiana Gaming Commission has broad discretion with respect to the initial issuance of licenses and also with respect to the renewal, revocation, suspension and control of riverboat owner's licenses. Officers, directors and principal owners of the actual license holder and employees who are to work on the riverboat are subject to substantial disclosure requirements as a part of securing necessary licenses. Significant contracts are subject to disclosure and approval processes. Suppliers of gaming equipment and materials must also be licensed under the Indiana Act.

  The Indiana Act requires an applicant for a license to disclose to the Indiana Gaming Commission the identity of all 1% or greater owners of public companies. The forms the Indiana Gaming Commission has developed for application for riverboat owners' licenses require a broad and comprehensive disclosure of financial and operating information on applicants and their principal officers. There is a continuing disclosure obligation and an updating requirement. The Company has provided full information and documentation to the Indiana Gaming Commission in connection with its application for an owner's license for its proposed Evansville operations.

  The Company and the City of Evansville have signed a development agreement, and the City of Evansville will endorse the Company's license request to the Indiana Gaming Commission. The endorsement of "host communities" is one of many factors the Indiana Gaming Commission may consider in awarding licenses.

  In addition to securing a license to conduct riverboat casino operations from the Indiana Gaming Commission, the Company will be required to secure permits and approvals from the United States Army Corps of Engineers to develop the facility it proposes to use to conduct operations. Owners of riverboat casinos are entitled to receive specialized alcoholic beverage permits for riverboat operations. These permits extend serving privileges far beyond those which otherwise exist under Indiana law. Landside operations at the Company's proposed development must secure other alcoholic beverage permits to conduct operations.

  The Indiana Act prescribes a tax on adjusted gross receipts from gambling games authorized under the Indiana Act at the rate of 20% on adjusted gross receipts. For this purpose, adjusted gross receipts, means the total of all cash and property received from gaming operations less cash paid out as winnings and uncollectible gaming receivables. Indiana corporations are also subject to the Indiana gross income tax, the Indiana adjusted gross income tax and the Indiana supplemental corporate net income tax.

  If the Company is granted a riverboat gaming license, the development agreement with the City of Evansville will bind the Company to make a series of payments to the city and community organizations. These payments are in the nature of civic inducements that are necessary for the success of the Company's efforts in Indiana.

                                   EMPLOYEES

  The Company employs approximately 8,200 people of which approximately 2,600 employees are represented by unions. Of the approximately 4,200 employees at TropWorld, approximately 1,200 are covered by collective bargaining contracts. Substantially all of such employees are covered by a contract that expires on September 14, 1994 and the remainder are covered by contracts that expire in 1996. The Company is a member of a multi-employer bargaining unit that includes most of the major Atlantic City casinos. Negotiations have commenced with regard to a successor contract and a series of meetings have been scheduled to take place prior to expiration. At Tropicana, approximately 1,400 of the 2,400 employees are covered by collective bargaining contracts. A substantial number of such employees are covered by a contract that expired on May 31, 1994 and those employees are currently working without a contract while negotiations continue. A small number of such employees are covered by a separate contract that expired on June 1, 1994, but the Company and union have reached a tentative agreement for a new contract that will incorporate certain aspects of the contract still being negotiated, and therefore will not be finalized until after such negotiations have been concluded. The remainder of such employees are covered by contracts that expire in 1995. At Ramada Express there are approximately 1,500 employees, none of which are covered by collective bargaining agreements.

                                   TRADEMARKS

  The Company uses a variety of trade names, service marks and trademarks and believes it has all the licenses necessary to conduct its business. The Company has registered several service marks and trademarks with the United States Patent and Trademark Office or otherwise acquired the licenses to use those which are material to the conduct of the Company's business as a whole.

  The Company and Adamar of Nevada are the beneficiaries of an agreement with Tropicana Enterprises, the owner of certain properties related to Tropicana, and the Jaffe Family regarding the use of the name "Tropicana" for the operation of a casino hotel in Atlantic City and in connection with the operation of a casino hotel in New York State (if gaming were to be authorized in New York State). Pursuant to such agreement, the Company has registered the name under the Lanham Act. Upon the occurrence of certain events, the right to use the name reverts to Tropicana Enterprises.

  Ramada has licensed the Company to use the name "Ramada" in conjunction with the operation of Ramada Express, and will not use or permit the use of the name "Ramada" in Laughlin, Nevada by any other person or entity.

  The Company has registered the following important service marks: Aztar, Trop, TropWorld, Trop Park, Tivoli Pier, TropWorld Casino and Entertainment Resort and The Island of Las Vegas. The Company believes there are no other trademarks or service marks the use of which is material to the conduct of the Company's business as a whole.

                               LEGAL PROCEEDINGS

  Aztar and more than 30 other major casino operators, as well as various suppliers and distributors of video poker and electronic slot machines, have been named as defendants in actions entitled William H. Poulos v. Caesar's World, Inc., et al., (filed on April 26, 1994) and William Ahern v. Caesar's World, Inc., et al., (filed on May 10, 1994) in the United States District Court for the Middle District of Florida, Orlando Division. Both actions were brought under RICO and state common law and seek compensatory and punitive damages in excess of $1 billion from the defendants. The complaints allege that the defendants took part in a scheme intended to induce people to play video poker and electronic slot machines based on false beliefs concerning how those machines actually operate as well as the extent to which there is actually an opportunity to win on any given play.

  The Company intends to file motions to dismiss the complaints and to file motions to transfer the actions to the United States District Court for the District of Nevada. As the cases are at their inception, no discovery has been conducted. The Company intends vigorously to defend these actions.

  The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions filed by the Company. Management believes that its defenses are substantial in each of these matters and that the legal posture of the Company can be successfully defended or satisfactorily settled without material adverse effect on its consolidated financial statements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Set forth below is certain information concerning the individuals who are directors or executive owners of the Company.

                                                                  YEARS WITH
                                                                THE COMPANY AND
              NAME               AGE         POSITIONS              RAMADA
              ----               ---         ---------          ---------------
 Paul E. Rubeli.................  50 Chairman of the Board,            15
                                      President and Chief
                                      Executive Officer, and
                                      Director (Term as
                                      Director expires 1996)
 Robert M. Haddock..............  49 Executive Vice President          13
                                      and Chief Financial
                                      Officer, and Director
                                      (Term as Director
                                      expires 1997)
 Nelson W. Armstrong, Jr. ......  53 Vice President,                   21
                                      Administration and
                                      Secretary
 Joe C. Cole....................  55 Vice President,                    6
                                      Corporate
                                      Communications
 Meridith P. Sipek..............  47 Controller                        16
 Craig F. Sullivan..............  47 Treasurer                         16
 John B. Bohle..................  50 Director (Term expires             2
                                      1996)
 Edward M. Carson...............  64 Director (Term expires            19
                                      1995)
 A. Sam Gittlin.................  79 Director (Term expires            31
                                      1997)
 John R. Norton, III............  65 Director (Term expires            16
                                      1995)
 Robert S. Rosow................  75 Director (Term expires            25
                                      1995)
 Richard Snell..................  63 Director (Term expires            13
                                      1995)
 Vesta Valentine Temen..........  61 Director (Term expires            11
                                      1996)
 Terence W. Thomas..............  63 Director (Term expires            16
                                      1997)
 Carroll V. Willoughby..........  80 Director (Term expires            24
                                      1996)

  Set forth below is a description of the business occupation, position, office or employment of each director and executive officer of the Company for the past five years.

  Paul E. Rubeli. Mr. Rubeli joined Ramada in 1979 as Group Vice President, Industrial Operations. He served as Executive Vice President, Gaming, of Ramada from 1982 to December 1989, when he was appointed President and Chief Operating Officer of the Company in the Restructuring. He was appointed Chief Executive Officer in February 1990 and Chairman of the Board in addition to his other positions in February 1992.

  Robert M. Haddock. Mr. Haddock joined Ramada in 1980 and held various positions before becoming Executive Vice President and Chief Financial Officer in March 1987, serving in that capacity until the Restructuring, when he assumed the same position with the Company.

  Nelson W. Armstrong, Jr. Mr. Armstrong joined Ramada in 1973 as an accounting supervisor and held various positions on the corporate accounting staff, serving as Vice President and Controller of Ramada and then of the Company after the Restructuring until he was appointed Vice President, Administration, and Secretary of the Company in March 1990.

  Joe C. Cole. Mr. Cole joined Ramada in March 1988 as Vice President, Corporate Communications, after having been affiliated with Phoenix Newspapers Inc. for 26 years as a reporter, columnist and editor. He became Vice President, Corporate Communications, of the Company in the Restructuring.

  Meridith P. Sipek. Mr. Sipek joined Ramada's corporate accounting staff in 1977 as a manager and held various positions in corporate and hotel accounting, serving as Hotel Group Controller before being named Assistant Corporate Controller of Ramada and then of the Company after the Restructuring until he was appointed Controller of the Company in March 1990.

  Craig F. Sullivan. Mr. Sullivan joined Ramada in 1978 as a treasury analyst and held various Treasury Department positions before being named Assistant Treasurer in May 1982, serving in that capacity in Ramada and in the Company after the Restructuring until he was appointed Treasurer of the Company in March 1990.

  John B. Bohle. Mr. Bohle is Senior Vice President and Director of Paul R. Ray and Company, Inc. (executive recruiting services) since 1981.

  Edward M. Carson. Mr. Carson has been Chairman of First Interstate Bancorp since 1990 and was President of First Interstate Bancorp from 1985 to 1990. He also is a director of Terra Industries, Inc. (agribusiness products).

  A. Sam Gittlin. Mr. Gittlin has been Chairman and Chief Executive Officer of Gittlin Companies, Inc. (manufacturing, distributing and financial services) since 1946.

  John R. Norton, III. Mr. Norton is Chairman and Chief Executive Officer of J.R. Norton Company (diversified agricultural production). He is also a director of America West Airlines, Inc., Arizona Public Service Company (electric utility), Pinnacle West Capital Corporation (holding company) and Terra Industries, Inc. (agribusiness products).

  Robert S. Rosow. Mr. Rosow has been an independent Certified Public Accountant since 1953.

  Richard Snell. Mr. Snell is Chairman, President and Chief Executive Officer of Pinnacle West Capital Corporation (holding company) and Chairman of Arizona Public Service Company (electric utility) since February 1990. He is also a director of Pinnacle West, Arizona Public Service and Banc One Arizona Corporation (bank holding company). Mr. Snell was previously Chairman, President and Chief Executive Officer of Ramada from 1981 to December 1989, Chairman of the Company from December 1989 to February 1992 and Chairman and Chief Executive Officer of the Company from December 1989 to February 1990.

  Vesta Valentine Temen. Mrs. Temen retired in March 1994 from her position as Vice President of Administration at TropWorld, where she had served in various capacities since 1982.

  Terence W. Thomas. Mr. Thomas has been Chairman of the Board of Arizona Wholesale Supply Company and National Brands, Inc. (wholesale distributors of consumer products) since 1984.

  Carroll V. Willoughby. Mr. Willoughby is retired. He was a Senior Group Vice President of Ramada from 1970 to 1981.

                               SECURITY OWNERSHIP

5% BENEFICIAL OWNERS

  The table below sets forth certain information regarding beneficial owners of more than 5% of the Common Stock as of July 14, 1994, as indicated by documents on file with the Securities and Exchange Commission. The Company knows of no other beneficial owner of more than 5 percent of its outstanding Common Stock.

                                        SHARES OF COMMON STOCK
     NAME OF BENEFICIAL OWNER             BENEFICIALLY OWNED   PERCENT OF CLASS
     ------------------------           ---------------------- ----------------
     Gabelli Funds, Inc. ..............       3,609,325              9.7%
     One Corporate Center
     Rye, NY 10580

     State of Wisconsin Investment
      Board............................       3,435,700              9.2%
     P.O. Box 7842
     Madison, WI 53707

DIRECTORS AND EXECUTIVE OFFICERS

  The table below sets forth certain information regarding Directors' and executive officers' beneficial ownership of Common Stock as of July 14, 1994.

                                        SHARES OF COMMON STOCK
     DIRECTORS                            BENEFICIALLY OWNED*   PERCENT OF CLASS
     ---------                          ----------------------- ----------------
     John B. Bohle....................             8,000               **
     Edward M. Carson.................             9,400               **
     A. Sam Gittlin...................            13,100               **
     Robert M. Haddock................           721,405              1.9%
     John R. Norton, III..............            22,500               **
     Robert S. Rosow..................            29,596               **
     Paul E. Rubeli...................           844,033              2.3%
     Richard Snell....................            49,000               **
     Vesta Valentine Temen............            39,572               **
     Terence W. Thomas................            11,000               **
     Carroll V. Willoughby............            44,000               **
     NAMED EXECUTIVE OFFICERS
     ------------------------
     Nelson W. Armstrong, Jr..........            93,427               **
     Meridith P. Sipek................            55,851               **
     Craig F. Sullivan................            54,535               **
     All Directors and Executive Offi-
      cers
      as a group (15 persons).........         2,041,436              5.4%

- --------

* Including, for Mr. Gittlin, 1,100 shares held by a partnership in which he is a general partner and as to which he has effective voting and investment power and 3,000 shares owned by Mrs. Gittlin and as to which Mr. Gittlin disclaims any beneficial interest; for Mr. Norton, 13,500 shares held by a self directed 401(k) profit sharing plan; for Mr. Rosow, 400 shares held in an estate of which Mr. Rosow is the independent executor and in which he disclaims any beneficial interest; for Messrs. Carson, Gittlin, Norton, Rosow, Snell, Thomas and Willoughby 9,000 shares each; for Mr. Bohle 8,000 shares; and for Mrs. Temen 37,413 shares, which they may acquire by the exercise of stock options within 60 days; for Messrs. Haddock, Rubeli, Armstrong, Sipek, and Sullivan 659,883, 760,416, 86,030, 52,591, and 49,257
   shares, respectively, which they may acquire by the exercise of stock options within 60 days; and for the Directors and executive officers as a group (15 persons), 1,758,329 shares, which they may acquire by the exercise of options within 60 days.

** Less than 1% of the outstanding shares of Common Stock.

                            DESCRIPTION OF THE NOTES

  The Notes will be issued under an indenture to be dated as of     , 1994 (the
"Indenture"), between the Company and American Bank National Association as trustee (the "Trustee"). Capitalized terms used herein not otherwise defined have the respective meanings assigned to them in the Indenture.

  The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of those terms. The statements under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. A copy of the Indenture substantially in the form in which it is to be executed has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.

  The Notes are general unsecured senior subordinated obligations of the Company. They will be issued in fully registered form only, in denominations of $1,000 and integral multiples thereof.

PAYMENT TERMS

  The Notes will mature     , 2004 and will bear interest at a rate of   % per
annum until maturity, payable semi-annually on      and     , of each year,
commencing    , 1995 to the persons who are registered holders thereof at the
close of business on the     or    , immediately preceding such interest
payment date.

  The Indenture provides that interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal and interest will be payable at the office of the Trustee but, at the option of the Company, interest may be paid by check mailed to the registered holders at their registered addresses. Initially, the Trustee will act as Paying Agent and Registrar. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar, which initially will be the Trustee's office.

OPTIONAL REDEMPTION

  The Notes will not be redeemable at the option of the Company prior to    ,
1999. On or after    , 1999, the Notes will be redeemable at the option of the
Company, in whole at any time or in part from time to time, on not less than 30 nor more than 60 days' prior notice, mailed by first-class mail to the Holders' last addresses as they shall appear in the Register, at the redemption prices (expressed as a percentage of principal amount) specified below plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-
month period beginning      of the years indicated below:

          YEAR                                                        PERCENTAGE
          ----                                                        ----------
      1999...........................................................         %
      2000...........................................................
      2001...........................................................
      2002 and thereafter............................................   100.00

  If less than all the Notes are to be redeemed, selection of Notes for redemption will be made by the Trustee, pro rata or by lot or by any other means the Trustee determines to be fair and appropriate. The Indenture provides that if any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount (in integral multiples of $1,000) to be redeemed and that on and after the date fixed for redemption, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof.

SUBORDINATION OF THE NOTES

  The payment of the principal of and interest on the Notes is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter created, incurred, issued, assumed or guaranteed. Upon any distribution of the assets of the Company upon any liquidation, dissolution, bankruptcy, reorganization or similar proceeding, the holders of Senior Indebtedness will be entitled to receive payment in full before the Holders of the Notes are entitled to receive any payment. See "RISK FACTORS-- Subordination."

  In the event of any default in the payment of principal of or interest on Designated Senior Indebtedness pursuant to which the maturity of such Designated Senior Indebtedness may be accelerated, no payment may be made on or in respect of the Notes until such default has been cured or waived. During the continuance of any other event of default with respect to Designated Senior Indebtedness that permits acceleration of the maturity thereof, no payment may be made on or in respect of the Notes for a period of 180 days (the "Payment Blockage Period") commencing on the earlier of (i) the date the Trustee receives notice of such default from the Representative with respect to, or from the holders of a majority in aggregate principal amount of, such Designated Senior Indebtedness then outstanding or (ii) if such event of default results from the acceleration of the Notes, the date of such acceleration. Not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days. In no event will a Payment Blockage Period extend beyond 179 days from the date the payment on the Notes was due, and there must be 180 days in any 360-day period in which no Payment Blockage Period is in effect. For all purposes of this paragraph, no default or event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis for the commencement of a subsequent Payment Blockage Period by the Representative or requisite holders of such Designated Senior Indebtedness whether or not within a period of 360 consecutive days unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days. The failure to make a payment of the principal of or interest on the Notes because of such restrictions shall not be construed as preventing the occurrence of an Event of Default and the right to accelerate the maturity of the Notes upon the occurrence thereof.

REPURCHASE OR REDEMPTION UPON A CHANGE OF CONTROL

  Upon a Change of Control of the Company, unless the Company has exercised its right of redemption as described below, each Holder of the Notes shall have the right to require that the Company repurchase each such Holder's Notes at a purchase price in cash equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of repurchase, as provided in, and subject to the terms of, the Indenture. Within 30 days following any Change of Control, the Company shall mail a notice to each Holder stating, among other things, (1) that such Holder has the right to require the Company to repurchase such Holder's Notes at a purchase price in cash equal to the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase and that all Notes so tendered to the Company by such Holder will be accepted for payment; (2) the repurchase date (which shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed); and (3) the instructions determined by the Company consistent with this covenant that a Holder must follow in order to have its Notes repurchased.

  Notwithstanding the foregoing, at the option of the Company, upon a Change of Control, the Company will have the right to redeem all but not part of the Notes at a purchase price in cash equal to the prices (expressed as a percentage of principal amount) specified below plus accrued and unpaid interest, if any, to the date of redemption, if redeemed during the 12-month
period beginning     of the years indicated below:

            YEAR                               PERCENTAGE
            ----                               ----------
            1994..............................         %
            1995..............................
            1996..............................
            1997..............................
            1998..............................
            1999..............................
            2000..............................
            2001..............................
            2002 and thereafter...............   100.00

  The Company must notify the Trustee of its intent to exercise this right within 20 Business Days, and must complete the redemption of the Notes within 60 days, after such Change of Control.

  In the event of a Change of Control, each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at par, plus accrued interest. Under the terms of certain Indebtedness of the Company, the holders thereof may require repayment or its acceleration upon a Change of Control. The Proposed Credit Facility is expected to constitute senior debt and to contain similar provisions regarding a Change of Control. In the event that holders of the Notes exercised the right to require repurchase of the Notes upon a Change of Control, such right would be subordinated to the right of the banks that are party to the Proposed Credit Facility to receive payment, if such banks exercise their right to require repayment upon a Change of Control. The subordination of the Notes may limit the ability of the Company to repurchase the Notes, depending upon the funds available to the Company at such time. The Change of Control provision may also have the effect of deterring or delaying certain unsolicited acquisition attempts.

  The conveyance, transfer or lease of all or substantially all of the Company's assets, among other things, would constitute a Change of Control. Although the amount of assets that will constitute "all or substantially all" of the Company's assets is not readily quantifiable, a determination as to whether a Change of Control has occurred will depend on the percentage of operating assets and total assets transferred, among other measurements, and the other facts and circumstances of the transaction. In any particular transfer, the determination of whether a Change of Control has occurred will be made by the Company, and the Company shall give notice to the Holders of the Notes of the occurrence of a Change of Control.

  The Company will comply with all applicable rules governing tender offers for the Notes, including but not limited to, Section 14(e) of the Exchange Act and the rules promulgated thereunder.

MANDATORY DISPOSITION OR REDEMPTION PURSUANT TO GAMING LAWS

  The New Jersey and Nevada gaming authorities currently have the authority to require a Holder or beneficial owner of the Notes to qualify or be found suitable under applicable laws and regulations, and it is possible that gaming authorities in other jurisdictions in which the Company may operate in the future could be granted similar authority. If, at any time, a Holder or beneficial owner of Notes is required to qualify or be found suitable under any gaming laws or regulations applicable to the Company and such Holder or such beneficial owner does not so qualify or is found unsuitable, the Company, at its option, (i) shall require such Holder or such beneficial owner to dispose of the Holder's or beneficial owner's Notes within 120 days after such Holder or beneficial owner receives notice that the applicable gaming authorities have found that such Holder or beneficial owner does not so qualify or such different time period as may be prescribed by such authorities or (ii) shall redeem the Notes of such Holder upon not less than 30 nor more than 60 days prior notice by the Company or such different period as may be prescribed by such applicable gaming authorities. Any such redemption by the Company shall be without premium and at the lower of (i) the Holder's or beneficial owner's original purchase price for the Notes and, if permitted, accrued interest to the redemption date, and (ii) the lowest closing sale price of the Notes between the date of the notice given by the applicable gaming authorities and the date ten days after such date unless some other price or terms are required by such gaming authorities. See "REGULATION--Regulation and Licensing--Nevada" and "--Regulation and Licensing--New Jersey."

CERTAIN DEFINITIONS

  Set forth is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

  "Affiliate" means, with respect to any Person, a Person (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, (ii) which beneficially owns or holds 10% or more of any class of the Voting Stock of such Person (or a 10% or greater equity interest in a Person which is not a corporation) or (iii) of which 10% or more of any class of the Voting Stock (or in the case of a Person which is not a corporation, 10% or more of the equity interest) is beneficially owned or held by such Person or any Subsidiary of such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

  "Asset Sale" means the sale or other disposition (including, without limitation, dispositions pursuant to Sale and Leaseback Transactions) by the Company or one of its Subsidiaries to any Person other than the Company or one of its Subsidiaries of (i) any of the Capital Stock of any of the Subsidiaries of the Company or (ii) any other assets of the Company or any assets of its Subsidiaries outside the ordinary course of business of the Company or such Subsidiary.

  "Average Life" means, as of the date of determination, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of
(x) the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such debt security multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

  "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of capital stock of such Person and any rights (other than debt securities convertible into capital stock), warrants or options to acquire such capital stock.

  "Capitalized Lease Obligation" means, with respect to any Person, the obligation of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal Property, which obligation is required to be classified and accounted for as a capital lease obligation on a balance sheet of such Person under generally accepted accounting principles. For purposes of the Indenture, the amount of such obligation at any date shall be the outstanding amount thereof at such date, determined in accordance with generally accepted accounting principles.

  "Change of Control" means any one or more of the following:

    (A) the Company shall consolidate with or merge into any other corporation or any other corporation shall consolidate with or merge into the Company (in either case, other than a consolidation or merger with a Wholly Owned Subsidiary in which all of the Voting Stock of the

  Company outstanding immediately prior to the effectiveness thereof is changed into or exchanged for substantially the same consideration), in either case pursuant to a transaction in which substantially all of the Voting Stock of the Company outstanding immediately prior to the effectiveness thereof is changed into or exchanged for cash, securities (other than Voting Stock of the Company) or other property; provided, however, that the term "Change of Control" shall not include any such consolidation or merger if, with respect to such consolidation or merger,
  (x) substantially all of the Voting Stock of the Company outstanding immediately prior to the effectiveness thereof is changed into or exchanged for Voting Stock of the surviving corporation or the ultimate parent of the surviving corporation (the "Merger Common Stock"), (y) the Merger Common Stock, immediately following the effectiveness thereof, is listed for trading on the New York Stock Exchange or the American Stock Exchange or is quoted on the National Association of Securities Dealers Automated Quotation System and is designated as a "national market system security" and (z) immediately after the effectiveness thereof, the Persons who were holders of Voting Stock of the Company immediately prior to the effectiveness thereof (excluding Persons who immediately prior to the effectiveness thereof were Affiliates of the corporation consolidated or merged with the Company in such consolidation or merger (other than Persons who were Affiliates solely as a result of the ownership by the Company of Capital Stock in such consolidated or merged corporation)) hold in the aggregate more than 50% of the then outstanding Voting Stock of the surviving corporation (or the ultimate parent of the surviving corporation);

    (B) the Company shall convey, transfer or lease all or substantially all its assets to any Person or Persons (other than to a Wholly Owned Subsidiary); provided, however, that the term "Change of Control" shall not include any such conveyance, transfer or lease of assets (1) pursuant to a Sale and Leaseback Transaction or (2) if immediately after the effectiveness thereof, the Persons who were holders of Voting Stock of the Company immediately prior to the effectiveness thereof (excluding Persons who immediately prior to the effectiveness thereof were Affiliates of the transferee of such assets (other than Persons who were such Affiliates solely as a result of the ownership by the Company of Capital Stock in such transferee)) hold in the aggregate more than 50% of the then outstanding common stock of such transferee; or

    (C) any Person (other than the Company) or group shall acquire, directly or indirectly, beneficial ownership, in the aggregate, of 50% or more of the outstanding shares of Voting Stock of the Company or securities representing 50% or more of the combined Voting Power of the Company's Voting Stock (the "Controlling Securities"), in either case outstanding on the date immediately prior to the date of the last such acquisition by such Person or group; provided, however, that the term "Change of Control" shall not include any such acquisition that results in the Company ESOP and members of management of the Company who have been employed in a management capacity with the Company for at least eighteen months owning 50% or more of the Voting Stock of the Company or 50% or more of the Controlling Securities.

  "Consolidated Amortization Expense" means, for any period, amortization expense of the Company and its Restricted Subsidiaries, on a consolidated basis, for such period (including, without limitation, any amortization or write-offs of deferred financing costs by the Company and its Restricted Subsidiaries during such period).

  "Consolidated Depreciation Expense" means, for any period, depreciation expense of the Company and its Restricted Subsidiaries, on a consolidated basis, for such period.

  "Consolidated Fixed Charge Coverage Ratio" means, as of any Transaction Date, the ratio of (i) Consolidated Operating Cash Flow for the four consecutive fiscal quarters for which financial information in respect thereof is available immediately prior to such Transaction Date to (ii) Consolidated Fixed Charges which will accrue during the then current fiscal quarter in which such Transaction Date occurs (beginning on the first day of such quarter) and the three fiscal quarters immediately subsequent to the end of such current fiscal quarter, provided that, for the purpose of calculating Consolidated Fixed Charges for the period described in clause (ii) above, (A) the interest rate on any Indebtedness bearing interest at a rate that is adjustable based on market rate levels shall be calculated based on the assumption that the applicable market rate level in effect on the Transaction Date shall remain constant throughout such period at the market rate level in effect on the Transaction Date, (B) adjustments that are reasonably anticipated to occur during such period to Consolidated Fixed Charges shall be included in such calculation (including such adjustments that result from the scheduled maturity of Indebtedness of the Company and its Restricted Subsidiaries) and
(C) Indebtedness shall be included in such calculation that is reasonably anticipated to be created, incurred, assumed or guaranteed by, or to otherwise become the obligation of, the Company or any Restricted Subsidiary; provided, however, that, for purposes of calculating the Consolidated Fixed Charge Coverage Ratio, Consolidated Operating Cash Flow and Consolidated Fixed Charges shall (x) include the consolidated operating cash flow and consolidated fixed charges of any Person to be acquired by the Company or any of its Restricted Subsidiaries as a Restricted Subsidiary in connection with the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio, (y) include the consolidated operating cash flow and consolidated fixed charges of any other Person acquired during the period described in clause (i) above by the Company or by any of its Restricted Subsidiaries as a Restricted Subsidiary and (z) exclude the consolidated operating cash flow of any Person directly attributable to the Property of such Person that was the subject of an Asset Sale, on a pro forma basis for the four consecutive fiscal quarters for which financial information in respect thereof is available immediately prior to such Transaction Date, in the case of calculating Consolidated Operating Cash Flow, and for the then current fiscal quarter in which such Transaction Date occurs and the three fiscal quarters immediately subsequent to the end of such fiscal quarter (on the same basis as described in clause (ii) above), in the case of calculating Consolidated Fixed Charges. For purposes of the foregoing proviso, the consolidated operating cash flow and consolidated fixed charges of any such Person shall be determined on the same basis as such items are determined for the Company. For purposes of each pro forma determination of the Consolidated Fixed Charge Coverage Ratio in connection with the "Limitations on Indebtedness" covenant, the proposed new Indebtedness shall be deemed to be incurred on the first day of the fiscal quarter in which the relevant Transaction Date occurs.

  "Consolidated Fixed Charges" means, for any period, the sum of Consolidated Interest Expense plus the Tropicana Payments.

  "Consolidated Income Tax Expense" means, for any period, the income tax expense of the Company and its Restricted Subsidiaries, on a consolidated basis, for such period (other than income tax expense attributable to Asset Sales).

  "Consolidated Interest Expense" means, for any period, without duplication,
(A) the sum of (i) the aggregate amount of interest recognized by the Company and its Restricted Subsidiaries during such period in respect of Indebtedness of the Company and its Restricted Subsidiaries (including, without limitation, all interest capitalized by the Company and its Restricted Subsidiaries during such period and all commissions, discounts and other fees and charges owed by the Company and its Restricted Subsidiaries with respect to letters of credit and bankers' acceptance financing and the net costs associated with Interest Swap Obligations of the Company and its Restricted Subsidiaries), (ii) the aggregate amount of the interest component of rentals in respect of Capitalized Lease Obligations recognized by the Company and its Restricted Subsidiaries during such period, (iii) to the extent any Indebtedness of any Person is guaranteed by the Company or any of its Restricted Subsidiaries, the aggregate amount of interest paid or accrued by such Person during such period attributable to any such Indebtedness, (iv) one-third of the rent expense incurred under noncancelable operating leases (excluding the Tropicana Lease) during such period and (v) the aggregate amount of Redeemable Dividends recognized by the Company and its Restricted Subsidiaries, whether or not declared during such period, less (B) any amortization or write-off of deferred financing costs by the Company and its

Restricted Subsidiaries during such period; in each case after elimination of intercompany accounts among the Company and its Restricted Subsidiaries and as determined in accordance with generally accepted accounting principles.

  "Consolidated Interest Income" means, for any period, interest income from all sources of the Company and its Restricted Subsidiaries, on a consolidated basis, for such period.

  "Consolidated Net Income" means, for any period, the aggregate net income of the Company and its Subsidiaries for such period on a consolidated basis, determined in accordance with generally accepted accounting principles, provided that there shall be excluded therefrom (i) gains and losses from Asset Sales or reserves relating thereto, (ii) items classified as extraordinary or nonrecurring, (iii) the income (or loss) of any Unrestricted Subsidiary or Joint Venture, except to the extent that the aggregate amount of cash dividends or other distributions actually paid during such period to the Company or any Restricted Subsidiary by such Unrestricted Subsidiary or Joint Venture in respect of its Capital Stock out of funds legally available therefor exceeds the aggregate amount of new Investments in such Unrestricted Subsidiary or Joint Venture by the Company or any Restricted Subsidiary during such period,
(iv) except to the extent includable pursuant to clause (iii), the income (or loss) of any Person accrued or attributable to any period prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or that Person's assets (or a portion thereof) are acquired by the Company or any of its Restricted Subsidiaries and (v) the income of any Restricted Subsidiary to the extent that such Restricted Subsidiary is prevented by any Legal Requirement from paying such income to the Company or another Restricted Subsidiary. Notwithstanding the foregoing, Consolidated Net Income as used in the "Limitation on Restricted Payments" covenant shall include gains (or losses) on the sale by the Company or a Restricted Subsidiary of an Unrestricted Subsidiary.

  "Consolidated Net Rent" means, for any period, without duplication, an amount equal to the total of: (A) the rent expense, net of intercompany rent, incurred by HRN pursuant to the Tropicana Lease plus (B) two-thirds of the rent expense incurred under other noncancelable operating leases.

  "Consolidated Net Worth" means, as of any date, with respect to any Person, the sum of the Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of such Person and its Subsidiaries on a consolidated basis at such date, each item determined in accordance with generally accepted accounting principles, less amounts attributable to Redeemable Stock of such Person and its Subsidiaries.

  "Consolidated Operating Cash Flow" means, for any period, without duplication, Consolidated Net Income, plus (i) Consolidated Interest Expense, plus (ii) Consolidated Income Tax Expense, plus (iii) Consolidated Depreciation Expense, plus (iv) Consolidated Amortization Expense, plus (v) Consolidated Net Rent, plus (vi) equity in unconsolidated partnerships' losses, minus (vii) Consolidated Interest Income, plus (viii) other non-cash items reducing such Consolidated Net Income, minus (ix) other non-cash items increasing such Consolidated Net Income, for such period, all as determined in accordance with generally accepted accounting principles.

  "Credit Facility" means any agreement between the Company and/or any of its Restricted Subsidiaries and one or more banks or other financial institutions providing for the making of term loans or loans on a revolving basis (including, in either case, construction loans and lines of credit), the issuance of letters of credit and the creation of bankers' acceptances, as any such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified, including any agreement extending the maturity, refinancing or restructuring of all or any portion of the Indebtedness and other obligations under such agreement or any successor agreement.

  "Currency Agreement" means, with respect to any Person, any foreign exchange contract, currency swap agreement, option or futures contract or other similar agreement or arrangement designed to protect such Person or any of its Subsidiaries against fluctuations in currency values.

  "Designated Senior Indebtedness" means each issue of Senior Indebtedness that
(i) has an outstanding principal amount of not less than $25,000,000 and (ii) has been designated as Designated Senior Indebtedness pursuant to an Officers' Certificate of the Company received by the Trustee.

  "Effective Date" means    , 1994.

  "Gaming Jurisdiction Law" means any law, statute, ordinance, code, regulation, constitutional provision, rule, order, directive or other enforceable requirement now or hereafter in existence of the United States federal government or any state, county, municipality or other political subdivision or any agency or other governmental authority thereof that now or hereafter has jurisdiction over all or any portion of the gaming activities of the Company or any of its Subsidiaries.

  "Indebtedness" means, with respect to any Person, without duplication, (i) any obligation, contingent or otherwise, for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) any obligation evidenced by bonds, debentures, notes or other similar instruments, (iii) any obligation owed for all or any part of the purchase price of Property, other assets or services or for the cost of Property or other assets constructed or of improvements thereto (including any obligation under or in connection with any letter of credit related thereto), other than accounts payable included in current liabilities and incurred in respect of Property or services purchased in the ordinary course of business,
(iv) any obligation of such Person under or in connection with any letter of credit issued for the account of such Person and all drafts drawn or demands for payment honored thereunder, (v) any obligation under conditional sale or other title retention agreements relating to purchased Property, (vi) any obligation issued or assumed as the deferred purchase price of Property (other than accounts payable incurred in the ordinary course of business), (vii) any obligation, contingent or otherwise, as set forth in subclauses (i), (ii) and
(iii) of this definition of any other Person secured by any Lien in respect of Property of such Person even though such Person has not assumed or become liable for payment of such obligation, (viii) any Capitalized Lease Obligation or any other obligation pursuant to any Sale and Leaseback Transaction, (ix) any note payable or draft accepted representing an extension of credit (other than extensions of credit for Property and services purchased in the ordinary course of business) whether or not representing an obligation for borrowed money, (x) the maximum fixed repurchase price of any Redeemable Stock, (xi) obligations in respect of Interest Swap Obligations and Currency Agreements and
(xii) any obligation which is a guarantee with respect to Indebtedness (of a kind otherwise described in this definition) of another Person. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such contingent obligations at such date and, in the case of clause (vii), the lesser of the fair market value at such date of any asset subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured.

  "Investment" means, with respect to any Person (such Person being referred to in this definition as the "Investor"), any amount paid by the Investor, directly or indirectly, or any transfer of Property, directly or indirectly (such amount to be the fair market value of such Property at the time of transfer as determined in good faith by the Board of Directors of the Investor, whose determination shall be conclusive) by the Investor to any other Person (i) for Capital Stock of, or other equity interest in, or as a capital contribution to, such other Person or
(ii) as a direct or indirect loan or advance to such other Person (other than accounts receivable of the Investor arising in the ordinary course of business).

  "Jaffe Partnership Interest" means the general partnership interest in Tropicana Enterprises held by members of the Jaffe Family pursuant to the Amended and Restated Partnership Agreement dated as of November 19, 1984 between the Jaffe Family and Adamar of Nevada, as amended.

  "Joint Venture" means any Person (other than a Subsidiary of the Company) in which any Person other than the Company or any of its Subsidiaries has a joint or shared equity interest with the Company or any of its Subsidiaries.

  "Permitted Liens" means, with respect to any Person, (i) Liens for taxes, assessments, governmental charges or claims which are not yet due and payable or are being contested in good faith by such Person by appropriate proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in accordance with generally accepted accounting principles shall have been made by such Person;
(ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in accordance with generally accepted accounting principles shall have been made by such Person; (iii) Liens incurred or deposits made by such Person in the ordinary course of business in connection with worker's compensation, unemployment insurance, medical insurance and other types of social security and deposits made by such Person in the ordinary course of business in connection with other kinds of insurance; (iv) Liens incurred or deposits made by such Person to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of such Person or any of its Subsidiaries incurred in the ordinary course of business; (vi) Liens (including extensions and renewals thereof) upon real or tangible personal property acquired by such Person after the date of the Indenture; provided that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, all costs (including the cost of construction) of the item of Property subject thereto, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost, (c) such Lien does not extend to or cover any other Property other than such item of Property and any improvements on such item and (d) the incurrence of such Indebtedness is permitted by Section 705; (vii) Liens upon specific items of inventory or other goods and proceeds of such Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person in the ordinary course of business to facilitate the purchase, shipment or storage of such inventory or other goods; (viii) Liens securing reimbursement obligations with respect to commercial letters of credit issued for the account of such Person which encumber documents and other Property relating to such commercial letters of credit and the products and proceeds thereof; (ix) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods by such Person; (x) licenses, leases or subleases granted to others not interfering in any material adverse respect with the business of such Person or any of its Subsidiaries;
(xi) Liens encumbering Property or assets of such Person under construction arising from progress or partial payments by a customer of such Person or one of its Subsidiaries relating to such Property or assets; (xii) Liens encumbering customary initial deposits and margin accounts, and other Liens incurred in the ordinary course of business and which are within the general parameters customary in the gaming industry, in each case securing Interest Swap Obligations or Currency Agreements; (xiii) Liens encumbering deposits made to secure obligations arising from statutory or regulatory requirements of

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such Person or its Subsidiaries; (xiv) any interest or title of a lessor in the
Property subject to any Capitalized Lease Obligation or operating lease which, in each case, is permitted under the Indenture; (xv) Liens securing obligations to the Trustee pursuant to the compensation and indemnity provisions of the Indenture; (xvi) purchase money liens securing payables arising from the purchase by such Person or any of its Subsidiaries of any equipment or goods in the ordinary course of business, provided that such payables do not constitute Indebtedness; (xvii) Liens arising out of consignment or similar arrangements for the sale of goods entered into by such Person or any of its Subsidiaries in the ordinary course of business; (xviii) Liens for judgments or orders not giving rise to a Default or Event of Default; and (xix) Liens not specified in the foregoing and not otherwise permitted by the covenant on "Limitation on Liens," provided that the aggregate Indebtedness secured by the Liens under this clause (xix) shall not exceed $5,000,000 at any time.

  "Property" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

  "Qualified Capital Stock" means Capital Stock not constituting Redeemable
Stock.

  "Redeemable Dividend" means, for any dividend payable with respect to Redeemable Stock, the quotient of the dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Redeemable Stock.

  "Redeemable Stock" means, with respect to any Person, any equity security issued by such Person that by its terms or otherwise is required to be redeemed (other than a security that is required to be redeemed only in the event that a holder of such security fails to qualify or to be found suitable or otherwise eligible under a Gaming Jurisdiction Law to remain as a holder of such security) or is redeemable at the option of the holder of such security at any time prior to the maturity of the Notes.

  "Restricted Subsidiary" means any Subsidiary of the Company that (i) has not been designated by the Board of Directors of the Company as an Unrestricted Subsidiary or (ii) was an Unrestricted Subsidiary but has been redesignated by the Board of Directors of the Company as a Restricted Subsidiary, in each case as provided under the definition of Unrestricted Subsidiary.

  "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of the Company of any Property, whether owned at the date of the Indenture or thereafter acquired, which has been or is to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such Property if, after giving effect to such arrangement, the Company or a Subsidiary of the Company operates the business, if any, located on such Property.

  "Senior Indebtedness" means the principal of, interest (including without limitation, interest at the contract rate subsequent to the commencement of any bankruptcy, insolvency or similar proceeding with respect to the Company) on and other amounts due on or in connection with any Indebtedness of the Company for money borrowed from others, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed, which, at the date of the Indenture or at the time of any such creation, incurrence, assumption or guarantee, (i) is by its terms expressly senior to and not subordinate or subject in right of payment to any other Indebtedness of the Company, or (ii) is secured by a lien on any Property of the Company or any of its Subsidiaries; provided, however, that Senior Indebtedness shall not include any such Indebtedness if (A) the value of the collateral securing such Indebtedness at time of incurrence is less than the amount of such Indebtedness or (B) the value of any Property substituted for the collateral securing such Indebtedness is less than the value of the collateral so released, in either case as determined by the Company and set forth in an Officer's

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

Certificate of the Company received by the Trustee, which certificate shall be conclusive evidence of the correctness of the matters set forth herein, or
(iii) has been designated Senior Indebtedness pursuant to an Officer's Certificate of the Company received by the Trustee. Notwithstanding anything herein to the contrary, Senior Indebtedness shall not mean (a) Indebtedness of the Company to a Subsidiary of the Company for money borrowed or advances from such Subsidiary, (b) Indebtedness representing the maximum fixed repurchase price of any Capital Stock of the Company which by its terms or otherwise is or may be required to be redeemed or repurchased prior to the Stated Maturity of the Notes or at the option of the holder thereof, (c) Indebtedness of the Company to any officer or director thereof, (d) obligations owing under judgments arising out of obligations that are not Indebtedness for borrowed money, (e) accounts payable or any other Indebtedness to trade creditors created or assumed by the Company in the ordinary course of business in connection with the obtaining of materials or services and (f) any liability for federal, state, local or other taxes owed or owing by the Company.

  "Significant Subsidiary" means any Subsidiary of the Company (i) the revenues attributable to which for the then most recently completed four fiscal quarters constituted 5% or more of the consolidated revenues of the Company and its Subsidiaries for such period, (ii) the assets of which as of the end of such period constituted 5% or more of the consolidated assets of the Company and its Subsidiaries as of the end of such period or (iii) that operates, owns or leases any Property that is material to the business operations of the Company or any Restricted Subsidiary.

  "Stated Maturity" means, with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed day on which the principal on such Note or such installment of interest is due.

  "Subsidiary" means, with respect to any Person, (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, one or more Subsidiaries thereof, or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof has at least majority ownership interest and the power to direct the policies, management and affairs thereof. For purposes of this definition, any directors' qualifying shares mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

  "Transaction Date" means the date of the transaction giving rise to the need to calculate Consolidated Fixed Charge Coverage Ratio or to make any other determination for purposes of complying with the provisions of the Indenture, provided that if such transaction is related to or in connection with any acquisition of any Person, the Transaction Date shall be the date on which the Company or any of its Subsidiaries enters into an agreement with such Person to effect such acquisition; provided, however, that if subsequent to the entering of such agreement the Company or any of its Subsidiaries shall amend the terms of such acquisition with respect to the consideration payable by the Company or any of its Subsidiaries in connection with such acquisition, the Transaction Date shall be the date on which the Company or any of its Subsidiaries enters into an agreement with such Person to effect such amendment. The second proviso above shall not be applicable if, as of the Transaction Date with respect to any acquisition, the Company could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the "Limitation on Indebtedness" covenant when the Consolidated Fixed Charge Coverage Ratio of the Company is calculated on the basis of the amended terms of such acquisition and the Indebtedness to be incurred by the Company and its Restricted Subsidiaries in connection therewith.

  "Tropicana Loan Refinancings" means any refinancings or financings of, or related to, the Tropicana Loan or any refinancings thereof (including, but not limited to, any Indebtedness owed to the Company or any Restricted Subsidiary in connection with the Tropicana Loan or any refinancings thereof), to the extent that the aggregate amount of such Indebtedness incurred pursuant to such refinancings or financings or does not exceed the outstanding principal amount under the Tropicana Loan at the Effective Date.

  "Tropicana Payments" means, for any period, that portion of the lease payments made by HRN to Tropicana Enterprises pursuant to the Tropicana Lease that represents the sum of interest expense on Indebtedness of Tropicana Enterprises payable to Persons other than the Company plus amounts distributed in respect of the Jaffe Partnership Interest.

  "Tropicana Security Deposit" means the additional security deposit that HRN may be required to provide from time to time pursuant to the Tropicana Lease (as defined under "CERTAIN CONTRACTUAL ARRANGEMENTS--Tropicana Lease") as in effect on the Effective Date.

  "Unrestricted Subsidiary" means (1) any Subsidiary of the Company which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary (unless such Subsidiary owns any Capital Stock of or owns or holds any Lien on any Property of the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated), provided that either (x) the Subsidiary to be so designated has total assets of $1,000 or less or (y) immediately after giving pro forma effect to such designation the Company could incur $1.00 of additional Indebtedness pursuant to the first paragraph of the "Limitation on Indebtedness" covenant; and provided, further, that a Subsidiary shall not be designated as an Unrestricted Subsidiary if the Company or a Restricted Subsidiary creates, incurs, issues, assumes, guarantees or in any other manner becomes liable with respect to any obligation of such Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that immediately after giving pro forma effect to such redesignation, the Company could incur $1.00 of additional Indebtedness pursuant to the first paragraph of the "Limitation on Indebtedness" covenant. Any such designation or elimination thereof by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions.

  "U.S. Government Obligations" are direct noncallable obligations of the United States of America or guaranteed by the United States of America for the payment of which the full faith and credit of the United States is pledged.

  "Wholly Owned Subsidiary" means any Restricted Subsidiary of the Company of which 100% of the Capital Stock of, or other ownership interest in, such Restricted Subsidiary is at the time owned by the Company or a Wholly Owned Subsidiary.

COVENANTS

  The Indenture contains covenants including, among others, the following:

  Limitation on Indebtedness. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume, guarantee or otherwise become liable with respect to, or become responsible for the payment of, any Indebtedness unless, after giving effect thereto, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 1.9 to
1. (As of March 31, 1994, calculated on a pro forma basis after giving effect to the offering of the Notes and the use of proceeds therefrom but without giving effect to the proposed entry by the Company into the Credit Facility and any refinancings with the proceeds therefrom, the Consolidated Fixed Charge Coverage Ratio would have been 2.0 to 1.)

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

  Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may incur, create, assume, guarantee, or otherwise become liable with respect to, any or all of the following: (i) Indebtedness not otherwise permitted pursuant to clauses (ii) through (xi) below in an aggregate amount at any time outstanding of up to $20,000,000, (ii) Indebtedness evidenced by the Notes or the 11% Notes, (iii) Indebtedness of the Company and its Restricted Subsidiaries remaining outstanding immediately after the issuance of the Notes and application of the proceeds thereof, (iv) Indebtedness to the Company or to a Restricted Subsidiary, (v) Indebtedness incurred by the Company or any Restricted Subsidiary in connection with (a) the construction of any new facility or facilities related to the gaming business or any related business of the Company or any Restricted Subsidiary or in connection with the expansion by the Company or any Restricted Subsidiary of any of its existing facilities, provided, however, that the aggregate principal amount of all such Indebtedness incurred on and subsequent to the Effective Date shall not exceed $100,000,000,
(b) the maintenance, refurbishment or replacement by the Company or any Restricted Subsidiary in the ordinary course of business of assets related to the gaming business or any related business of the Company or any Restricted Subsidiary or (c) the acquisition of slot machines, gaming tables or other similar gaming equipment, (vi) Indebtedness under any Credit Facilities in an aggregate amount of up to $212,300,000 (vii) Indebtedness incurred to purchase Tropicana or the Jaffe Partnership Interest or in connection with any Tropicana Loan Refinancings, (viii) Indebtedness incurred in respect of the Tropicana Security Deposit, (ix) Indebtedness under Currency Agreements or Interest Swap Obligations (including any Interest Swap Obligation, the purpose of which is to alter or replace, or lengthen or shorten the maturity of, any Interest Swap Obligation previously incurred pursuant to this clause (ix)), provided that such Currency Agreements or Interest Swap Obligations are related to payment obligations on Indebtedness otherwise permitted under the Indenture, (x) Indebtedness incurred in respect of performance bonds, bankers' acceptances, letters of credit and surety bonds provided by the Company or any Restricted Subsidiary in the ordinary course of business and (xi) Indebtedness ("Replacement Indebtedness") the proceeds of which are used to refinance (a) all or a portion of the Notes, (b) any other permitted Indebtedness of the Company and its Restricted Subsidiaries or (c) permitted successor or replacement Indebtedness, in each case in a principal amount (or, if such Replacement Indebtedness does not require cash payments prior to maturity, with an original issue price) not to exceed an amount equal to the aggregate of the principal amount plus any prepayment penalties, premiums and accrued and unpaid interest on the Indebtedness so refinanced and customary fees, expenses and costs related to the incurrence of such Replacement Indebtedness, provided that, in the case of this clause (xi), (1) if the Notes are refinanced in part, such Replacement Indebtedness is expressly made pari passu or subordinate in right of payment to the remaining Notes, (2) if the Indebtedness to be refinanced is subordinate in right of payment to the Notes, such Replacement Indebtedness is subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinate to the Notes, (3) if the Indebtedness to be refinanced is pari passu in right of payment to the Notes, such Replacement Indebtedness is pari passu or subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is pari passu to the Notes and (4) if the Notes are refinanced in part or if the Indebtedness to be refinanced is subordinate in right of payment to the Notes and scheduled to mature after the maturity date of the Notes, such Replacement Indebtedness determined as of the date of incurrence does not mature prior to the final scheduled maturity date of the Notes and the Average Life of such Replacement Indebtedness is equal to or greater than the Average Life of the remaining Notes.

  Limitation on Restricted Payments. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend on or make any distribution or payment on its Capital Stock or to its stockholders (in their capacity as stockholders) (other than dividends or distributions payable solely in its Qualified Capital Stock and, in the case of a Restricted Subsidiary, dividends or distributions payable to the Company or a Wholly Owned Subsidiary), (ii) purchase, redeem or otherwise acquire or retire for value any shares of Capital Stock of the Company or any Subsidiary of the Company (other than a Wholly Owned Subsidiary and, in the case of a Restricted Subsidiary, from the Company), (iii) acquire, retire or redeem any Indebtedness of or otherwise make any Investment in any Affiliate of the Company (other than Investments in a Restricted Subsidiary) or (iv) purchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund or mandatory redemption payment, Indebtedness of the Company or of any Affiliate of the Company that is pari passu or subordinated (whether pursuant to its terms or by operation of law) in right of payment to the Notes and which is scheduled to mature (after giving effect to any and all unconditional (other than as to the giving of notice) options to extend the maturity thereof) on or after the maturity date of the Notes, if at the time of any such declaration, distribution, payment, purchase, redemption, acquisition or retirement (collectively, the "Restricted Payments") and after giving effect thereto (including, without limitation, in calculating on a pro forma basis, as if such proposed Restricted Payment had been made, the Consolidated Fixed Charge Coverage Ratio of the Company for purposes of clause (y) below): (x) any Event of Default shall have occurred and be continuing; or (y) the Company could not incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the "Limitation on Indebtedness" covenant; or (z) the aggregate amount of Restricted Payments for all such purposes made subsequent to the Effective Date would exceed an amount equal to the sum of (i) 50% of aggregate Consolidated Net Income (or if such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) accrued on a cumulative basis in the period commencing on the Effective Date and ending on the last day of the fiscal quarter immediately preceding the relevant Transaction Date, (ii) the aggregate net proceeds, including cash and the fair market value of Property other than cash (as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive, and evidenced by a resolution of such Board of Directors filed with the Trustee) received by the Company from the issuance or sale to any Person (other than a Subsidiary of the Company) during the period commencing on the Effective Date and ending on such Transaction Date of Qualified Capital Stock of the Company (other than Capital Stock of the Company issued upon conversion of or in exchange for securities of the Company, except to the extent of any payment to the Company in addition to the securities of the Company surrendered) and (iii) to the extent not included in
(ii) above, the aggregate net proceeds, including cash and the fair market value of Property other than cash (as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive, and evidenced by a resolution of such Board of Directors filed with the Trustee) received by the Company from the issuance or sale to any Person (other than a Subsidiary of the Company) during the period commencing on the Effective Date and ending on such Transaction Date, of any debt securities evidencing Indebtedness of the Company or of any Redeemable Stock of the Company, if, and to the extent that, as of such Transaction Date such debt securities or Redeemable Stock, as the case may be, have been converted into, exchanged for or satisfied by the issuance of Qualified Capital Stock of the Company; provided, however, that if the Company and its Restricted Subsidiaries have made any Investments during the period commencing on the Effective Date and ending on such Transaction Date, the proceeds of which Investments were used, directly or indirectly, by the recipients thereof to purchase Qualified Capital Stock of the Company or other securities that have been converted into, exchanged for or satisfied by the issuance of Qualified Capital Stock of the Company, the aggregate amount determined under clauses (ii) and (iii) shall be net of the aggregate amount of such Investments.

  The Indenture does not prohibit (a) the Company or any Restricted Subsidiary from paying a dividend on its own Capital Stock within 60 days after the declaration thereof if, on the date when the dividend was declared, the Company or such Restricted Subsidiary, as the case may be, could have paid such dividend in compliance with the other provisions of this covenant, (b) the Company or any Restricted Subsidiary from redeeming or repurchasing its securities in the event that the holder of such securities has failed to qualify or to be found suitable or otherwise eligible under a Gaming Jurisdiction Law to remain as a holder of such securities, (c) Ramada New Jersey Holdings Corporation ("Holdings") from redeeming, or the Company or any Restricted Subsidiary from purchasing, for an amount not exceeding $750,000 in the aggregate, all or a portion of the shares of preferred stock, Series A, of Holdings outstanding on the Effective Date, or (d) the Company and its Restricted

Subsidiaries from acquiring shares of Capital Stock of the Company solely in exchange for other shares of Capital Stock of the Company that is not Redeemable Stock and that is not exchangeable for Redeemable Stock whether upon conversion or otherwise; provided, however, that the aggregate amount of any payment, dividend, acquisition, redemption or distribution made by the Company or any Restricted Subsidiary pursuant to clauses (a) or (b) is included in any computation of the aggregate amount of Restricted Payments made by the Company and its Restricted Subsidiaries, and the aggregate amount of any payment, dividend, acquisition, redemption or distribution made by the Company or any Restricted Subsidiary pursuant to clauses (c) or (d) is not included in any such computation.

  So long as no Event of Default has occurred and is continuing, the Indenture does not prohibit the Company and its Restricted Subsidiaries from (a) acquiring shares of its Capital Stock of the Company, (1) to eliminate fractional shares, (2) from an employee who has purchased or otherwise acquired shares of Capital Stock of the Company under an employee stock option or stock purchase agreement or other plan or agreement reserving to the Company the option to repurchase the shares but in no event for a price greater than the higher of fair market value or the price at which such securities were sold by the Company and (3) pursuant to a court order, provided that the aggregate consideration paid by the Company and its Restricted Subsidiaries pursuant to subclauses (1) and (2) above shall not exceed $250,000 in any fiscal year of the Company, (b) declaring or paying any dividend on, or redeeming or repurchasing, shares of the Series B Preferred Stock, provided that the aggregate amount paid by the Company and its Restricted Subsidiaries in all such redemptions and repurchases from and after the Effective Date does not exceed $10,000,000, (c) redeeming or purchasing the Preferred Share Purchase Rights at a price not exceeding $0.01 per right and $2,000,000 in the aggregate, (d) acquiring, retiring or redeeming any Indebtedness of, or otherwise making any investment in, Tropicana Enterprises in connection with the Tropicana Security Deposit or the Tropicana Loan, except to the extent that the aggregate amount of any such Investment in Tropicana Enterprises in connection with the Tropicana Loan exceeds the outstanding principal amount owed to third parties under the Tropicana Loan at the Effective Date, (e) purchasing Tropicana or the Jaffe Partnership Interest or (f) making any Restricted Payment not otherwise permitted by the foregoing limitations in an aggregate amount not to exceed $30,000,000 from and after the Effective Date; provided, however, that the aggregate amount of any payment, dividend, acquisition, redemption or distribution made by the Company or any Restricted Subsidiary pursuant to clauses (a), (b), (c) and (f) is included in any computation pursuant to the first paragraph of this covenant of the aggregate amount of Restricted Payments made by the Company and its Restricted Subsidiaries, and the aggregate amount of any payment, dividend, acquisition, redemption or distribution made by the Company or any Restricted Subsidiary pursuant to clauses (d) and (e) is not included in any such computation.

  Limitation on Liens. The Company will not, directly or indirectly, create, incur, assume or suffer to exist, or permit any Restricted Subsidiary to create, incur, assume or suffer to exist, any Lien on or with respect to any of its Property or Capital Stock, whether now owned or hereafter acquired, or assign, or permit any Restricted Subsidiary to assign, any right to receive income, other than: (i) Liens existing as of the date of the Indenture or incurred hereafter pursuant to the Credit Facility, (ii) Liens securing Senior Indebtedness, (iii) Liens in favor of the Company, (iv) Liens securing Indebtedness (including, without limitation, any obligation, contingent or otherwise, for borrowed money of any Person secured by any Lien in respect of Property of the Company or any Restricted Subsidiary, even though the Company or such Restricted Subsidiary has not assumed or become liable for the payment of such obligation) of the Company (other than Senior Indebtedness) or any Restricted Subsidiary, provided that, with respect to any Indebtedness that is pari passu with the Notes, the Notes are secured by Liens equal and ratable to such Liens and, with respect to Indebtedness that is subordinated to the Notes, the Notes are secured by Liens that are senior to such Liens and (v) Permitted Liens. Notwithstanding the foregoing, this provision shall not be applicable to any Lien on Capital Stock issued by any Restricted Subsidiary that holds, directly or indirectly, a license, or is a holding company, under the Nevada Act. HRN and Express each hold a license under the Nevada Act.

  Limitation on Payment Restrictions Affecting Restricted Subsidiaries. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction which by its terms expressly restricts the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on such Restricted Subsidiary's Capital Stock or pay any Indebtedness owed to the Company or any Restricted Subsidiary except that payment of dividends by Adamar of Nevada may be suspended if required in connection with the Tropicana Lease, (ii) make any loans or advances to the Company or any Restricted Subsidiary or (iii) transfer any of its Property to the Company or any Restricted Subsidiary, except that
(A) clauses (ii) and (iii) shall be deemed not to apply to any such encumbrances or restrictions contained in any agreement or instrument (a) relating to any Indebtedness of the Company or any Restricted Subsidiary existing on the Effective Date or to the Credit Facility, (b) relating to any Property acquired by the Company or any Restricted Subsidiary after the Effective Date, provided that such encumbrance or restriction relates only to the Property which is acquired, (c) relating to (x) any industrial revenue or development bonds, (y) any obligation of the Company or any Restricted Subsidiary incurred in the ordinary course of business to pay the purchase price of Property acquired by the Company or such Restricted Subsidiary and (z) any lease of Property by the Company or any Restricted Subsidiary in the ordinary course of business, provided that such encumbrance or restriction relates only to the Property which is the subject of such industrial revenue or development bond, such Property purchased or such Property leased and any such lease, as the case may be, (d) relating to any Indebtedness of any Restricted Subsidiary at the date of acquisition of such Restricted Subsidiary by the Company or any Restricted Subsidiary, provided that such Indebtedness was not incurred in connection with or in anticipation of such acquisition and (e) replacing or refinancing agreements or instruments referred to in clauses (a),
(b) and (c), provided that the provisions relating to such encumbrance or restriction contained in such replacing or refinancing agreement or instrument are no more restrictive than the provisions relating to such encumbrance or restriction contained in the original agreement or instrument, (B) clauses (i),
(ii) and (iii) shall be deemed not to apply to any such encumbrances or restrictions imposed by the New Jersey Commission, the New Jersey Division, the Nevada Commission, the Nevada Control Board or any other Governmental Authority that may from time to time regulate the Company's gaming operations and (C) clause (iii) shall be deemed not to apply to the transfer of Property that is used to secure Indebtedness, provided that such Indebtedness is permitted to be incurred under the Indenture.

  Restriction on Incurrence of Certain Indebtedness. The Indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to Senior Indebtedness and senior in any respect in right of payment to the Notes. The Indenture also provides that the Notes will not be subordinate in right of payment to any other Indebtedness of the Company, other than Senior Indebtedness.

  Investment Company Act. The Indenture provides that the Company will not, and the Company will not permit any of its Subsidiaries to, become an investment company within the meaning of the Investment Company Act of 1940, unless the Company or such Subsidiary is exempt under such Act from any requirement to register as an "investment company."

  Mergers and Consolidations. The Indenture provides that the Company may not consolidate or merge with or into any Person or transfer, sell, lease or otherwise dispose of all or substantially all of its assets as an entirety to any Person unless (i) the entity formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale or conveyance shall have been made, is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and unconditionally assumes by a supplemental indenture all of the obligations of the Company under the Notes and the Indenture and has all Gaming Licenses required to operate the casino hotels to be owned by the surviving entity; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default (as defined below) exists; (iii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the surviving entity (including the Company) is at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction; and (iv) immediately after giving effect to any such transaction involving the incurrence by the Company or any Subsidiary, directly or indirectly, of additional Indebtedness (and treating any Indebtedness not previously an obligation of the Company or any of its Subsidiaries incurred in connection with or as a result of such transaction as having been incurred at the time of such transaction), the Company (if it is the continuing corporation) or such other entity could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the "Limitation on Indebtedness" covenant.

  In connection with any consolidation, merger, transfer or lease contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel stating that such consolidation, merger, transfer or lease and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction have been complied with and an Accountant's Certificate with respect to the calculation of Consolidated Net Worth and the Company's ability to incur at least $1.00 of additional Indebtedness as described in the preceding paragraph.

  Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture with the same effect as if such successor corporation had been named as the Company in the Indenture. When a successor corporation assumes all of the obligations of the Company under the Notes and the Indenture, the applicable predecessor corporation shall be released from the obligations so assumed.

  Limitation on Capital Stock of Restricted Subsidiaries. The Indenture provides that the Company will not (i) permit any of its Restricted Subsidiaries to issue any Capital Stock to any Person (other than the Company or any Wholly Owned Subsidiary) that shall entitle the holder of such Capital Stock to a preference in right of payment in the event of liquidation, dissolution or winding-up of such Restricted Subsidiary or with respect to dividends of such Restricted Subsidiary or (ii) permit any Person (other than the Company or any Wholly Owned Subsidiary) to hold any such Capital Stock.

  Transactions with Affiliates. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any transaction (including, without limitation, the purchase, sale or exchange of Property, the making of any Investment, the giving of any guarantee or the rendering of any service) with any Affiliate of the Company or any Subsidiary of the Company (other than a Restricted Subsidiary) unless (i) the Board of Directors of the Company believes, in its reasonable good faith judgment, based on full disclosure of all relevant facts and circumstances, that such transaction is in the best interests of the Company or such Restricted Subsidiary and (ii) such transaction is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's length transaction with an entity that is not an Affiliate of the Company or such Restricted Subsidiary; provided, however, that the foregoing limitation shall not apply for so long as the Company's common stock is listed for trading on the New York Stock Exchange or the American Stock Exchange or is quoted on the National Association of Securities Dealers Automated Quotation System and designated as a "national market system security."

EVENTS OF DEFAULT

  The following events are defined in the Indenture as "Events of Default": (i) the failure to pay interest on any Note for a period of 30 days after such interest becomes due and payable, (ii) the failure to pay the principal of any Note when such principal becomes due and payable, at maturity or otherwise,
(iii) a default in the observance of any other covenant contained in the Indenture that continues for

60 days after the Company has received notice of the default from the Trustee or the Holders of 25% in principal amount of the then Outstanding Notes, (iv) a default on Indebtedness of the Company or any of its Restricted Subsidiaries having an outstanding principal amount of more than $5,000,000 individually or in the aggregate if such Indebtedness has been accelerated (or has matured),
(v) judgments in an aggregate amount in excess of $5,000,000 shall have been rendered against the Company or a Restricted Subsidiary and shall have not been discharged and either an enforcement proceeding shall have been commenced by any creditor upon any such judgment or there shall be a period of 90 consecutive days during which a stay of enforcement of any such judgment shall not be in effect, (vi) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary and (vii) any Gaming License of the Company or any of its Subsidiaries is revoked, terminated or suspended or otherwise ceases to be effective, resulting in the cessation or suspension of operation for a period of more than 90 days of the casino business of any casino-hotel owned, leased or operated directly or indirectly by the Company or any of its Subsidiaries (other than any voluntary relinquishment of a Gaming License if such relinquishment is, in the reasonable, good faith judgment of the Board of Directors of the Company, evidenced by a resolution of such Board, both desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and not disadvantageous in any material respect to the holders).

  The Indenture provides that the Trustee, within 90 days after the occurrence of any continuing Default or Event of Default that is known to the Trustee, will give notice thereof to the Holders of the Notes; provided, however, that, except in the case of a default in payment of principal of or interest on the Notes, the Trustee may withhold such notice as long as it in good faith determines that such withholding is in the interest of the Holders of the Notes.

  In case an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization) shall have occurred and be continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes, by notice in writing to the Company, may declare the principal amount of the Notes, plus accrued but unpaid interest, to be due and payable immediately. In case an Event of Default resulting from bankruptcy, insolvency or reorganization shall occur, such amount shall be due and payable without any declaration or any act on the part of the Trustee or the Holders of the Notes. Such declaration or acceleration may be rescinded and certain past defaults may be waived (except, unless theretofore cured or waived, a default in payment of principal of or interest on the Notes) by the Holders of a majority in principal amount of the Notes upon conditions provided in the Indenture. In the event of a declaration of acceleration because an Event of Default set forth in clause (iv) above has occurred, and is continuing, such declaration and its consequences shall be automatically rescinded and annulled if (1) within 10 days of such declaration or maturity, the holders of such Indebtedness shall have rescinded such declaration and its consequences or such matured Indebtedness shall have been discharged in full, (2) the Company shall have delivered a notice of such rescission or discharge to the Trustee and (3) no other Event of Default shall have occurred and be continuing. Except to enforce the right to receive payment of principal or interest when due, no Holder of a Note may institute any proceeding with respect to the Indenture or for any remedy thereunder unless such Holder has previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in principal amount of the Notes have requested the Trustee to pursue remedies in respect of such Event of Default and have offered the Trustee reasonable indemnity against loss, liability or expense to be thereby incurred and the Trustee has failed so to act for 60 days after receipt of the same. Subject to certain restrictions, the Holders of a majority in principal amount of the Notes are given the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture, that is unduly prejudicial to the rights of any Holder of a Note or that would subject the Trustee to personal liability.

  The Company is required to deliver to the Trustee, within 90 days after the end of each fiscal quarter and within 120 days after the end of each fiscal year, a certificate indicating whether the Company has complied with the terms of the Indenture and whether an Event of Default exists. In addition, the Company shall promptly deliver to the Trustee notice of any Default or Event of Default.

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

  The Company may terminate its obligations under the Indenture at any time by delivering all Outstanding Notes to the Trustee for cancellation and paying all other sums payable by the Company under the Indenture. The Company, at its option, (i) will be discharged, from any and all obligations with respect to the Notes (except for certain obligations of the Company to register the transfer or exchange of the Notes, replace stolen, lost or mutilated Notes, maintain paying agencies, and hold moneys for payment in trust) on the 123rd day after the satisfaction of the conditions set forth below or (ii) need not comply with certain restrictive covenants and will not be subject to certain nonpayment defaults in the Indenture (including those described under "Covenants" and "Events of Default"), in each case if the Company transfers to the Trustee, in trust, money or U.S. Government Obligations which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money, or a combination of money and U.S. Government Obligations, in an amount sufficient to pay all the principal of, premium, if any, and interest on the Notes not later than one day before the dates such payments are due in accordance with the terms of the Notes. To exercise any such option, the Company is required to deliver to the Trustee (a) irrevocable instructions to apply such money or the proceeds of such U.S. Government Obligations to the payment of principal of, premium, if any, and interest on the Notes, (b) an Officers' Certificate and an Opinion of Counsel to the effect that all conditions precedent to the discharge or defeasance have been complied with, (c) an Opinion of Counsel to the effect that, among other things, the transfer and related defeasance would not cause the Holders of the Notes to recognize income, gain or loss for federal income tax purposes and, in the case of a discharge pursuant to clause (i) above, accompanied by a revenue or private ruling to such effect received from or published by the Internal Revenue Service and (d) an Opinion of Counsel regarding certain matters, including a bankruptcy of the Company and, in the case of a discharge pursuant to clause (i), the irrevocability of the trust.

REPORTS TO HOLDERS OF THE NOTES

  The Company will file with the Trustee copies of the annual reports and of the information, documents and other reports that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act within five days after such annual reports, information, documents and other reports are required to be filed with the Commission. Upon the request of any Holder, the Company shall promptly mail such annual reports, information, documents and other reports to the requesting Holder. In the event the Company is not required to file any annual reports, information or documents with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, the Company shall nonetheless file such annual reports, information or documents, with the Commission and the Trustee on a timely basis, and upon the request of any Holder shall promptly mail such annual reports, information or documents to the requesting Holder.

MODIFICATION OF THE INDENTURE

  From time to time, the Company and the Trustee, without the consent of the Holders of the Notes, may amend the Indenture or the Notes for certain specified purposes, including curing ambiguities, defects or inconsistencies and making any change that does not adversely affect the rights of any Holder. Other modifications and amendments of the Indenture or the Notes may be made with the consent of the Holders of a majority in principal amount of the Notes, except that, without the consent of each Holder of Notes affected thereby, no amendment may reduce the remaining principal amount of or rate of interest on any Note, change the date on which payment of principal or interest is due or the currency in which it is payable, change the date on which any Note may be subject to redemption, reduce the redemption price or reduce the amount of Notes whose Holders must consent to modify, alter or waive any provision of the Indenture or the Notes.

THE TRUSTEE

  The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs.

  The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act) it must eliminate such conflict or resign.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement between the Company and the Underwriter (the "Underwriting Agreement"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed
to purchase, $       principal amount of the Notes.

  In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase the entire principal amount of the Notes if any Notes are purchased.

  The Company has been advised by the Underwriter that the Underwriter initially proposes to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of   % of the principal amount with
respect to the Notes. After the initial public offering, the public offering prices and such concessions may be changed from time to time by the Underwriter.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriter that the Underwriter currently intends to make a market in the Notes; however, the Underwriter is not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to the development or liquidity of any trading markets for the Notes.

  The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriter may be required to make in respect thereof.

  The Underwriter has performed various investment banking services for the Company and its affiliates from time to time (in addition to the services specifically described above), for which it has received customary fees.

                                    EXPERTS

  The consolidated balance sheets as of December 30, 1993 and December 31, 1992, and the consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 30, 1993 of the Company and its subsidiaries included in this Prospectus have been audited by Coopers & Lybrand, independent accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

  The combined balance sheets of Ambassador Real Estate Investors, L.P. as of December 31, 1992 and 1991, and the related combined statements of operations, cash flows and partners' deficit for each of the three years in the period ended December 31, 1992 incorporated by reference in this Prospectus from the Company's Current Report on Form 8-K dated July 9, 1993 have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included herein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon by Latham & Watkins, Los Angeles, California, for the Company, and by Cleary, Gottlieb, Steen & Hamilton, New York, New York, for the Underwriter. Certain legal matters with respect to Nevada, New Jersey, Indiana and Missouri will be passed upon by Lionel Sawyer & Collins; Hankin, Sandson & Sandman; McHale, Cook & Welch; and Thompson & Mitchell, respectively.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.........................................  F-2
Consolidated Balance Sheets at December 30, 1993 and December 31, 1992....  F-3
Consolidated Statements of Operations for the years ended December 30,
 1993, December 31, 1992 and January 2, 1992..............................  F-4
Consolidated Statements of Cash Flows for the years ended December 30,
 1993, December 31, 1992 and January 2, 1992..............................  F-5
Consolidated Statements of Shareholders' Equity for the years ended
 December 30, 1993, December 31, 1992 and January 2, 1992.................  F-6
Notes to Consolidated Financial Statements................................  F-7
Consolidated Balance Sheets at March 31, 1994 and December 30, 1993
 (unaudited)..............................................................  F-22
Consolidated Statements of Operations for the three months ended March 31,
 1994 and April 1, 1993 (unaudited).......................................  F-23
Consolidated Statements of Cash Flows for the three months ended March 31,
 1994 and April 1, 1993 (unaudited).......................................  F-24
Consolidated Statements of Shareholders' Equity for the three months ended
 March 31, 1994 and April 1, 1993 (unaudited).............................  F-25
Notes to Consolidated Financial Statements (unaudited)....................  F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Aztar Corporation

  We have audited the consolidated balance sheets of Aztar Corporation and Subsidiaries as of December 30, 1993 and December 31, 1992, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aztar Corporation and Subsidiaries as of December 30, 1993 and December 31, 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 1993 in conformity with generally accepted accounting principles.

  As discussed in Note 16 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1992.

Coopers & Lybrand

Phoenix, Arizona
February 11, 1994

                       AZTAR CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                    DECEMBER 30, 1993 AND DECEMBER 31, 1992

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              1993      1992
                                                            --------  --------
ASSETS
Current assets:
  Cash and cash equivalents................................ $ 39,551  $100,403
  Accounts and notes receivable, net.......................   19,170    28,601
  Refundable income taxes..................................    2,062     2,062
  Inventories..............................................    5,564     5,144
  Prepaid expenses.........................................    9,206     8,208
  Deferred income taxes....................................    6,566    13,353
                                                            --------  --------
    Total current assets...................................   82,119   157,771
Investments in and advances to unconsolidated partnership..   13,776    15,225
Other investments..........................................   22,131    19,250
Notes receivables..........................................      --    246,310
Property and equipment:
  Buildings and equipment, net.............................  648,139   287,228
  Land.....................................................   81,795    78,853
  Construction in progress.................................    6,701    15,718
  Leased under capital leases, net.........................    1,043     9,262
                                                            --------  --------
                                                             737,678   391,061
Other assets...............................................   21,467    19,948
                                                            --------  --------
                                                            $877,171  $849,565
                                                            ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accruals............................ $ 39,515  $ 39,749
  Accrued payroll and employee benefits....................   15,823    17,854
  Accrued interest payable.................................   13,714    13,365
  Income taxes payable.....................................    2,633     2,757
  Current portion of long-term debt........................    2,499     3,508
                                                            --------  --------
    Total current liabilities..............................   74,184    77,233
Long-term debt.............................................  404,086   378,058
Other long-term liabilities................................   21,882    23,334
Deferred income taxes......................................   26,126    34,193
Contingencies and commitments..............................
Series B ESOP convertible preferred stock
 (redemption value $4,295 and $3,118)......................    3,905     2,998
Shareholders' equity:
  Common stock, $.01 par value (37,359,011 and 36,977,662
   shares outstanding).....................................      414       410
  Paid-in capital..........................................  346,965   344,574
  Retained earnings........................................   16,559     5,787
  Less:Treasury stock......................................  (16,885)  (16,885)
  Unearned compensation....................................      (65)     (137)
                                                            --------  --------
    Total shareholders' equity.............................  346,988   333,749
                                                            --------  --------
                                                            $877,171  $849,565
                                                            ========  ========

   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

  FOR THE YEARS ENDED DECEMBER 30, 1993, DECEMBER 31, 1992 AND JANUARY 2, 1992

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    1993      1992      1991
                                                  --------  --------  --------
REVENUES
  Casino........................................  $439,294  $431,831  $392,917
  Rooms.........................................    32,248    32,651    36,577
  Food and beverage.............................    36,357    37,519    42,040
  Other.........................................    10,863    10,044     9,751
                                                  --------  --------  --------
                                                   518,762   512,045   481,285
COSTS AND EXPENSES
  Casino........................................   217,087   202,747   187,189
  Rooms.........................................    19,495    19,527    21,598
  Food and beverage.............................    34,773    35,008    39,229
  Other.........................................     6,737     6,827     7,211
  Marketing.....................................    45,427    45,705    41,385
  General and administrative....................    46,849    46,399    46,190
  Utilities.....................................    12,328    11,617    11,227
  Repairs and maintenance.......................    19,953    18,544    18,064
  Provision for doubtful accounts...............     1,566     2,622     4,763
  Property taxes and insurance..................    16,729    16,108    15,391
  Net rent......................................    27,747    45,653    47,193
  Depreciation and amortization.................    32,652    28,679    28,191
                                                  --------  --------  --------
                                                   481,343   479,436   467,631
                                                  --------  --------  --------
Operating income................................    37,419    32,609    13,654
  Interest income...............................    24,172    28,655    26,245
  Interest expense..............................   (45,363)  (31,132)  (32,101)
                                                  --------  --------  --------
Income from continuing operations before other
 items, income taxes, extraordinary items and
 cumulative effect of accounting change.........    16,228    30,132     7,798
  Equity in unconsolidated partnership's loss...    (3,822)   (4,125)   (5,030)
                                                  --------  --------  --------
Income from continuing operations before income
 taxes, extraordinary items and cumulative ef-
 fect of accounting change......................    12,406    26,007     2,768
  Income taxes..................................    (1,024)   (9,629)      (60)
                                                  --------  --------  --------
Income from continuing operations before ex-
 traordinary items and cumulative effect of
 accounting change..............................    11,382    16,378     2,708
  Discontinued operations.......................       --      1,262     2,553
  Extraordinary items...........................       --     (5,335)    1,237
  Cumulative effect of accounting change........       --      7,500       --
                                                  --------  --------  --------
Net income......................................  $ 11,382  $ 19,805  $  6,498
                                                  ========  ========  ========
Earnings per common and common equivalent share:
  Income from continuing operations before ex-
   traordinary items and cumulative effect of
   accounting change............................  $    .28  $    .41  $    .05
  Discontinued operations.......................       --        .03       .07
  Extraordinary items...........................       --       (.14)      .03
  Cumulative effect of accounting change........       --        .20       --
                                                  --------  --------  --------
  Net income....................................  $    .28  $    .50  $    .15
                                                  ========  ========  ========
Earnings per common share assuming full
 dilution:
  Income from continuing operations before ex-
   traordinary items and cumulative effect of
   accounting change............................  $    .27  $    .40  $    .05
  Discontinued operations.......................       --        .03       .06
  Extraordinary items...........................       --       (.13)      .03
  Cumulative effect of accounting change........       --        .19       --
                                                  --------  --------  --------
  Net income....................................  $    .27  $    .49  $    .14
                                                  ========  ========  ========
Weighted average common shares applicable to:
  Earnings per common and common equivalent
   share........................................    38,367    38,212    38,782
  Earnings per common share assuming full dilu-
   tion.........................................    39,429    39,311    39,939

   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

  FOR THE YEARS ENDED DECEMBER 30, 1993, DECEMBER 31, 1992 AND JANUARY 2, 1992
                                 (IN THOUSANDS)

                                                     1993      1992     1991
                                                   --------  --------  -------
Cash Flows from Operating Activities
Net income........................................ $ 11,382  $ 19,805  $ 6,498
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation and amortization....................   34,577    30,639   31,048
 Provision for losses on accounts receivable......    1,566     2,622    4,763
 Loss on reinvestment obligation..................      991     1,103    1,060
 Interest income..................................    1,889    (4,389)  (2,144)
 Rent expense.....................................     (880)   (2,537)  (2,527)
 Distribution in excess of equity in income of
  partnership.....................................    1,449     1,355    1,393
 Deferred income taxes............................   (1,280)   (1,556)     (41)
 Change in assets and liabilities:
   (Increase) decrease in accounts receivable.....   (1,442)   (1,372)     (15)
   (Increase) decrease in refundable income taxes.      --     (2,062)     --
   (Increase) decrease in inventories and prepaid
    expenses......................................   (1,969)   (1,582)  (1,332)
   Increase (decrease) in accounts payable,
    accrued expenses and income taxes payable.....    1,955   (12,745)  (2,776)
   Other items, net...............................    2,087     2,502    3,245
                                                   --------  --------  -------
     Net cash provided by (used in) operating
      activities..................................   50,325    31,783   39,172
                                                   --------  --------  -------
Cash Flows from Investing Activities
 Reduction (increase) in invested funds...........      --      5,075   (5,075)
 Payments received on TropWorld second mortgage...   24,400    51,450   45,900
 Payments received on other notes receivable......    2,191     2,383    3,075
 Increase in TropWorld second mortgage............  (24,400)  (51,450) (45,900)
 Increase in other notes receivable...............     (419) (174,678)  (3,252)
 Purchases of property and equipment..............  (77,804)  (20,607) (18,400)
 Acquisition of AREI/AGP partnership interests,
  net of cash acquired............................  (61,859)      --       --
 Additions to other long-term assets..............   (7,360)  (10,893)  (3,489)
                                                   --------  --------  -------
     Net cash provided by (used in) investing
      activities.................................. (145,251) (198,720) (27,141)
                                                   --------  --------  -------
Cash Flows from Financing Activities
 Proceeds from issuance of long-term debt.........   35,000   200,000      --
 Proceeds from issuance of common stock...........    2,149       261       35
 Principal payments on long-term debt.............   (2,157)   (3,787)  (3,902)
 Repurchase of common stock.......................      --     (5,364)    (224)
 Preferred stock dividend.........................     (787)     (797)    (800)
 Redemption of preferred stock....................     (131)      (90)     (24)
 Redemption of Holdings preferred stock...........      --        --    (4,131)
                                                   --------  --------  -------
     Net cash provided by (used in) financing
      activities..................................   34,074   190,223   (9,046)
                                                   --------  --------  -------
Net increase (decrease) in cash and cash
 equivalents......................................  (60,852)   23,286    2,985
Cash and cash equivalents at beginning of year....  100,403    77,117   74,132
                                                   --------  --------  -------
 Cash and cash equivalents at end of year......... $ 39,551  $100,403  $77,117
                                                   ========  ========  =======
Supplemental Cash Flow Disclosures
Acquisition of AREI/AGP partnership interests:
 Working capital, other than cash................. $  3,370  $    --   $   --
 Notes receivable.................................  242,605       --       --
 Building and equipment........................... (307,582)      --       --
 Capital lease assets, net........................    6,703       --       --
 Long-term debt...................................   (5,682)      --       --
 Other long-term liabilities......................   (1,273)      --       --
                                                   --------  --------  -------
     Net cash used in acquisition.................  (61,859)      --       --
Summary of non-cash investing and financing
 activities:
 Capital lease obligations incurred for property
  and equipment................................... $    385  $  3,687  $ 3,282
 Note received in sale of property and equipment..      --        225      --
 Tax benefit from stock options and preferred
  stock dividend..................................      431       290      --
 Issuance of restricted stock.....................      --        --       210
 Forfeiture of restricted stock...................      --         30      --
Cash paid (refunded) during the year for the
 following for continuing and discontinued
 operations:
 Interest, net of amount capitalized.............. $ 43,160  $ 31,905  $28,883
 Income taxes.....................................    1,997     8,165     (408)

   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

  FOR THE YEARS ENDED DECEMBER 30, 1993, DECEMBER 31, 1992 AND JANUARY 2, 1992
                                 (IN THOUSANDS)

                                         RETAINED
                         COMMON PAID-IN  EARNINGS   TREASURY    UNEARNED
                         STOCK  CAPITAL  (DEFICIT)   STOCK    COMPENSATION  TOTAL
                         ------ -------- ---------  --------  ------------ --------
Balance, January 3,
 1991...................  $409  $343,990 $(19,130)  $(11,267)   $(1,231)   $312,771
  Stock options
   exercised............              35                                         35
  Issuance of restricted
   stock................             210                           (210)        --
  Repurchase of common
   stock................                                (224)                  (224)
  Preferred stock
   dividend.............                     (800)                             (800)
  Amortization of
   unearned
   compensation.........                                            620         620
  Net income............                    6,498                             6,498
                          ----  -------- --------   --------    -------    --------
Balance, January 2,
 1992...................   409   344,235  (13,432)   (11,491)      (821)    318,900
  Stock options
   exercised............     1       260                                        261
  Tax benefit from stock
   options exercised....              79                                         79
  Repurchase of common
   stock................                              (5,364)                (5,364)
  Preferred stock
   dividend, net of
   income tax benefit...                     (586)                             (586)
  Forfeitures of
   restricted stock.....                                 (30)        30         --
  Amortization of
   unearned
   compensation.........                                            654         654
  Net income............                   19,805                            19,805
                          ----  -------- --------   --------    -------    --------
Balance, December 31,
 1992...................   410   344,574    5,787    (16,885)      (137)    333,749
  Stock options
   exercised............     4     2,145                                      2,149
  Tax benefit from stock
   options exercised....             246                                        246
  Preferred stock
   dividend, net of
   income tax benefit...                     (610)                             (610)
  Amortization of
   unearned
   compensation.........                                             72          72
  Net income............                   11,382                            11,382
                          ----  -------- --------   --------    -------    --------
Balance, December 30,
 1993...................  $414  $346,965 $ 16,559   $(16,885)   $   (65)   $346,988
                          ====  ======== ========   ========    =======    ========


   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATED STATEMENTS

  Aztar Corporation ("Aztar" or the "Company") was incorporated in Delaware in June 1989 to operate the gaming business of Ramada Inc. ("Ramada") after the restructuring of Ramada (the "Restructuring"). The Restructuring involved the disposition of Ramada's hotel and restaurant businesses with Ramada's shareholders retaining their interest in the gaming business. As part of the Restructuring, the gaming business and certain other assets and liabilities of Ramada were transferred to Aztar, and a wholly-owned subsidiary of New World Hotels (U.S.A.), Inc. was merged with Ramada (the "Merger"). In the Merger, each share of Ramada common stock was converted into the right to receive $1.00 and one share of Aztar common stock. For accounting purposes Aztar is treated as the continuing accounting entity that is the successor to the historical Ramada and that has discontinued the hotel and restaurant businesses.

  The consolidated financial statements include the accounts of Aztar and all of its controlled subsidiaries and partnerships. All subsidiary companies are wholly owned. Ramada New Jersey Holdings Corporation ("Holdings") was majority owned until January 4, 1991, when it redeemed its outstanding shares of Convertible Class A Preferred Stock and became wholly owned. In consolidating, all material intercompany transactions are eliminated. The Company uses a 52/53 week fiscal year ending on the Thursday nearest December 31, which includes 52 weeks in 1993, 1992 and 1991.

CASH AND CASH EQUIVALENTS

  Highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents. These instruments are stated at cost, which approximates fair value because of their short maturity.

INVENTORIES

  Inventories, which consist primarily of food, beverage and operating supplies, are stated at the lower of cost or market value. Costs are determined using the first-in, first-out method.

PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. During construction, the Company capitalizes interest and other direct and indirect development costs. Interest is capitalized monthly by applying the effective interest rate on certain borrowings to the average balance of expenditures. Capitalized interest was $3,491,000 in 1993, $1,061,000 in 1992 and $253,000 in 1991.

  Depreciation and amortization are computed by the straight-line method based upon the following useful lives: buildings and improvements, 3-40 years; furniture and equipment, 3-15 years; and leasehold improvements, shorter of lease term or asset useful life. Accumulated depreciation and amortization on buildings and equipment was $139,690,000 at December 30, 1993 and $112,442,000 at December 31, 1992.

  Improvements, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss, if any, on disposition is recognized in income as realized.

                       AZTAR CORPORATION AND SUBSIDIARIES

DEFERRED CHARGES

  Note and loan issuance costs are amortized using the interest method.

  Costs incurred to obtain initial gaming licenses to operate a casino are capitalized and amortized over ten years; subsequent renewal costs are amortized over the renewal period.

  Preopening costs directly related to the opening of a gaming operation or major addition to a gaming operation are capitalized as incurred and expensed in the period the related facility commences operations.

REVENUE RECOGNITION

  Casino revenue consists of gaming win net of losses. Revenues exclude the retail value of complimentary food and beverage, accommodations and other goods and services provided to customers. The estimated costs of providing such complimentaries have been classified as casino expenses through interdepartmental allocations as follows (in thousands):

                                                          1993    1992    1991
                                                         ------- ------- -------
   Rooms...............................................  $18,992 $14,930 $12,130
   Food and beverage...................................   33,287  30,568  26,795
   Other...............................................    6,666   6,509   6,033
                                                         ------- ------- -------
                                                         $58,945 $52,007 $44,958
                                                         ======= ======= =======

INTEREST RATE SWAP AGREEMENT

  The differential to be paid or received is recognized in interest expense as incurred.

INCOME TAXES

  Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER SHARE

  Earnings per common and common equivalent share are computed based on the weighted average number of common shares outstanding after consideration of the dilutive effect of stock options. Earnings per common share, assuming full dilution, are computed based on the weighted average number of common shares outstanding after consideration of the dilutive effect of stock options and the assumed conversion of the preferred stock at the stated rate.

  In calculating the 1993, 1992 and 1991 earnings per share for both computations, dividends of $610,000, $586,000 and $800,000, respectively, on the Series B ESOP Convertible Preferred Stock are deducted in arriving at income applicable to the common stock. The 1993 and 1992 dividends are net of income tax benefits of $185,000 and $211,000, respectively.

                       AZTAR CORPORATION AND SUBSIDIARIES

RECLASSIFICATIONS

  Certain reclassifications have been made in the 1992 Consolidated Balance Sheet in order to be comparable with the 1993 presentation.

NOTE 2. ACCOUNTS RECEIVABLE

  The Company's principal operations are conducted in Atlantic City, New Jersey, at TropWorld and in Las Vegas and Laughlin, Nevada, at Tropicana and Ramada Express. TropWorld has a concentration of credit risk in the northeast region of the U.S. Approximately 50% of the receivables at the Nevada operations are concentrated in Asian and Latin American customers and the remainder of their receivables are concentrated in California and the southwest region of the U.S. As a general policy, the Company does not require collateral for these receivables. At December 30, 1993 and December 31, 1992, the net receivables at TropWorld were $8,948,000 and $10,372,000, respectively, and the net receivables at Tropicana and Ramada Express combined were $10,175,000 and $10,575,000, respectively.

  An allowance for doubtful accounts is maintained at a level considered adequate to provide for possible future losses. At December 30, 1993 and December 31, 1992, the allowance for doubtful accounts was $9,908,000 and $13,124,000, respectively.

NOTE 3. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED PARTNERSHIP

  The Company's investment in unconsolidated partnership is a noncontrolling partnership interest of 50% in Tropicana Enterprises, a Nevada general partnership that owns the real property and certain personal property that the Company leases in the operation of Tropicana. The Company uses the equity method of accounting for this investment and in connection with the lease expensed rents of $12,684,000 in 1993, $12,815,000 in 1992 and $14,545,000 in
1991, of which 50% was eliminated in consolidation.

  Summarized balance sheet information and operating results for the unconsolidated partnership are as follows (in thousands):

                                                       1993     1992
                                                      -------  -------
   Current assets...................................  $   270  $   272
   Noncurrent assets................................   81,220   83,504
   Current liabilities..............................    1,516    1,320
   Noncurrent liabilities...........................   73,033   73,713

                                                       1993     1992     1991
                                                      -------  -------  -------
   Revenues.........................................  $12,815  $12,980  $14,717
   Operating expenses...............................   (2,755)  (2,836)  (2,837)
                                                      -------  -------  -------
   Operating income.................................   10,060   10,144   11,880
   Interest expense.................................   (3,793)  (4,318)  (6,129)
                                                      -------  -------  -------
   Net income.......................................  $ 6,267  $ 5,826  $ 5,751
                                                      =======  =======  =======

  The Company's share of the above operating results, after intercompany eliminations, is as follows (in thousands):

                                                      1993     1992     1991
                                                     -------  -------  -------
   Equity in unconsolidated partnership's loss...... $(3,822) $(4,125) $(5,030)

                       AZTAR CORPORATION AND SUBSIDIARIES

NOTE 4. OTHER INVESTMENTS

  The Company satisfies a New Jersey assessment based upon its casino revenues by purchasing bonds issued by the Casino Reinvestment Development Authority ("CRDA"). Deposits with the CRDA bear interest at two-thirds of market rates resulting in a fair value lower than cost. At December 30, 1993 and December 31, 1992, other investments consisted of the Company's deposit with the CRDA of $31,726,000 and $27,853,000, respectively, net of a valuation allowance of $9,595,000 and $8,603,000, respectively.

NOTE 5. NOTES RECEIVABLE

  At December 30, 1993 and December 31, 1992, notes receivable consisted of (in thousands):

                                                                1993     1992
                                                               ------- --------
      First Mortgage.........................................  $  --   $171,000
      Second Mortgage........................................     --     69,859
      FF&E Mortgage..........................................     --     24,855
                                                               ------- --------
                                                                  --    265,714
      Less:
        Deferred gain........................................     --    (12,966)
        Current portion......................................     --     (6,438)
                                                               ------- --------
                                                               $  --   $246,310
                                                               ======= ========

  In July 1993, the Company acquired the partnership interests in Ambassador Real Estate Investors, L.P. ("AREI") and Ambassador General Partnership ("AGP"). AREI owned a 99.9% general partnership interest in AGP, which acquired a substantial interest in TropWorld in a sale-leaseback transaction in 1984. The above notes receivable from AGP together with the cash paid by Aztar were replaced on Aztar's balance sheet by the assets acquired.

  In November 1992, the Company loaned $171,000,000 principal amount (the "First Mortgage") to AGP. AGP used the funds to redeem $171,000,000 of its outstanding 12% First Mortgage Notes Due 1996. As modified by another agreement, the First Mortgage bore interest at a rate of 16% and was payable quarterly. The Second Mortgage bore interest at 16 1/2% payable annually. Under the terms of the Second Mortgage, the Company advanced funds to AGP and AREI for cash flow shortfalls, including any unpaid interest on the Second Mortgage. The Company funded AGP's purchase of replacement furniture, fixtures and equipment by 5-year loans collateralized by the FF&E Mortgage from AGP. Each loan accrued interest at the rate of 16 1/2% compounded annually. No principal or interest payments were made on such loans until maturity. The furniture, fixtures and equipment were leased back to the Company by AGP under 5-year leases. At December 31, 1992, the estimated cost for AGP to raise debt in the public bond markets was approximately 13%. Based on a 13% interest rate, the approximate fair values as of December 31, 1992 were $179,326,000 for the First Mortgage, $81,129,000 for the Second Mortgage and $26,274,000 for the FF&E Mortgage.

                      AZTAR CORPORATION AND SUBSIDIARIES

NOTE 6. LONG-TERM DEBT

  At December 30, 1993 and December 31, 1992, long-term debt included (in thousands):

                                                              1993      1992
                                                            --------  --------
   13 1/2% First Mortgage Notes Due 1996 ($170,000
    principal amount, 13.7% effective interest rate);
    redeemable beginning September 15, 1994 at 100.00%;
    net of unamortized discount...........................  $169,133  $168,882
   11% Senior Subordinated Notes Due 2002; redeemable
    beginning October 1, 1997 at 103.143%.................   200,000   200,000
   $50 million revolving credit note; floating rate, 6.44%
    at December 30, 1993; matures June 30, 1996...........    25,000       --
   $10 million revolving credit note; floating rate, 6
    1/4% at December 30, 1993; matures December 31, 1994..    10,000       --
   Other mortgage loans; 7%; maturities to 1999...........       907     1,037
   Notes payable, other; 7%; maturities to 1999...........       168       196
   Obligations under capital leases.......................     1,377    11,451
                                                            --------  --------
                                                             406,585   381,566
   Less current portion...................................    (2,499)   (3,508)
                                                            --------  --------
                                                            $404,086  $378,058
                                                            ========  ========

  Maturities of long-term debt for the five years subsequent to December 30, 1993 are as follows (in thousands):

      YEAR
      ----
      1994............................................................. $  2,499
      1995.............................................................   12,527
      1996.............................................................  191,357
      1997.............................................................      311
      1998.............................................................      331

  On December 20, 1989, the Company, through a wholly-owned, special-purpose subsidiary, issued $170,000,000 principal amount of 13 1/2% First Mortgage Notes Due September 15, 1996 (the "First Mortgage Notes"). Interest on the First Mortgage Notes is payable semiannually on March 15 and September 15. The First Mortgage Notes are redeemable at par at the option of the Company, in whole or in part, on or after September 15, 1994. Mandatory annual sinking fund payments of $2,000,000, commencing September 15, 1994, are calculated to retire $4,000,000 principal amount of the First Mortgage Notes prior to maturity. Upon change of control of the Company, the holders of the First Mortgage Notes would have the right to require the First Mortgage Notes to be repurchased at par plus accrued interest. Payment of principal and interest on the First Mortgage Notes is unconditionally guaranteed by the Company and is collateralized by TropWorld.

  On October 8, 1992, the Company issued $200,000,000 principal amount of the 11% Senior Subordinated Notes Due October 1, 2002 (the "Subordinated Notes"). Interest on the Subordinated Notes is payable semiannually on April 1 and October 1. The Subordinated Notes are redeemable at the option of the Company, in whole or in part, on or after October 1, 1997, at prices from 103.143% of the principal amount plus interest declining to 100% plus interest beginning October 1, 1999. The Subordinated Notes are general unsecured obligations of the Company and are subordinated in right of payment to all present and future Senior indebtedness (as defined) of the Company. Upon change

                       AZTAR CORPORATION AND SUBSIDIARIES
of control of the Company, the holders of the Subordinated Notes would have the right to require repurchase of the Subordinated Notes at par plus accrued interest but their rights would be subordinated to the right of the holders of the First Mortgage Notes to receive payment if the holders of the First Mortgage Notes exercise their right to require repurchase.

  In connection with an expansion of Ramada Express that was completed in September 1993, the Company converted its construction and term loan credit facility into a $50 Million Revolving Credit Note pursuant to the terms of the First Amended and Restated Credit Agreement, dated December 28, 1993 (the "$50 Million Credit Facility"). The maximum principal amount that can be outstanding may not exceed $50,000,000 at any one time. Interest is payable monthly on the outstanding principal balance at a rate of prime plus 1/2%. The Company may elect to pay interest based on a one, two or three month LIBOR rate plus 2 1/4%. The Company incurs a commitment fee of 0.5% per annum on the unused portion of this credit facility. The $50 Million Credit Facility matures on June 30, 1996 and is collateralized by Ramada Express. The Company may request that the maturity date be extended for one-year periods at the lenders' discretion. At the Company's option, the credit facility can be converted to a three-year reducing revolving credit facility whereby the maximum principal amount that can be outstanding will be reduced by 1/12 each quarter.

  In connection with the AREI/AGP acquisition, the Company borrowed $10,000,000 under a $10 million Revolving Credit Note pursuant to the Revolving Credit Loan Agreement, dated July 29, 1993 (the "$10 Million Credit Facility"). Borrowings under the $10 Million Credit Facility may not exceed $10,000,000 principal amount at any one time. Interest is payable monthly on the unpaid principal balance at a rate of prime plus 1/4%. The $10 Million Credit Facility matures on December 31, 1994.

  Certain covenants in the First Mortgage Notes and the Subordinated Notes limit the ability of the Company to incur indebtedness, sell or encumber any of the applicable collateral or engage in mergers, consolidations or sales of assets. A covenant related to the First Mortgage Notes limits the amount of cash dividends that the Company may pay to $3,814,000 as of December 30, 1993.

  At December 30, 1993 and December 31, 1992, based on the bid prices in the public bond markets, the fair value of the First Mortgage Notes was 105.125% and 107.25%, respectively, of the principal amount and the fair value of the Subordinated Notes was 101.75% and 100%, respectively, of the principal amount. The estimated fair value of both revolving credit notes approximates the carrying amount due to the short maturity of these notes.

  Substantially all of the Company's properties are pledged as collateral under long-term debt agreements.

NOTE 7. INTEREST RATE SWAP AGREEMENT

  The Company had outstanding an interest rate swap agreement with a commercial bank. This agreement had a notional principal amount of $50,000,000 and matured on December 31, 1991. Under the terms of the agreement, the Company made annual interest payments to the bank based on a fixed rate of 12.41%, and the bank made quarterly interest payments to the Company based on the LIBOR rate.

                       AZTAR CORPORATION AND SUBSIDIARIES

NOTE 8. LEASE OBLIGATIONS

  The Company is a lessee under a number of noncancelable lease agreements involving land, buildings, leasehold improvements and equipment, some of which provide for contingent rentals based on the consumer price index and/or interest rate fluctuations. The leases extend for various periods up to 18 years and generally provide for the payment of executory costs (taxes, insurance and maintenance) by the Company. Certain of these leases have provisions for renewal options ranging from 3 to 10 years, primarily under similar terms, and/or options to purchase at various dates.

  Properties leased under capital leases are as follows (in thousands):

                                                                 1993    1992
                                                                ------  -------
   Furniture and equipment..................................... $9,410  $54,751
   Less accumulated amortization............................... (8,367) (45,489)
                                                                ------  -------
                                                                $1,043  $ 9,262
                                                                ======  =======

  Amortization of furniture and equipment leased under capital leases, computed on a straight-line basis, was $1,899,000 in 1993, $3,533,000 in 1992 and
$3,667,000 in 1991.

  Minimum future lease obligations on long-term, noncancelable leases in effect at December 30, 1993 are as follows (in thousands):

   YEAR                                                       CAPITAL  OPERATING
   ----                                                       -------  ---------
   1994.....................................................  $  425   $  8,147
   1995.....................................................     417      8,000
   1996.....................................................     214      7,856
   1997.....................................................     146      7,469
   1998.....................................................     146      7,347
   Thereafter...............................................     330     87,086
                                                              ------   --------
                                                               1,678   $125,905
                                                                       ========
   Amount representing interest.............................    (301)
                                                              ------
   Net present value........................................   1,377
   Less current portion.....................................    (331)
                                                              ------
   Long-term portion........................................  $1,046
                                                              ======

  The above net present value is computed based on specific interest rates determined at the inception of the leases.

  Net rent expense is detailed as follows (in thousands):

                                                       1993     1992     1991
                                                      -------  -------  -------
   Minimum rentals..................................  $30,565  $51,647  $51,133
   Contingent rentals...............................    7,512   12,377   14,118
   Less: Minimum lease income.......................   (2,773)  (5,544)  (5,544)
   Maintenance reimbursement........................   (7,557) (12,827) (12,514)
                                                      -------  -------  -------
                                                      $27,747  $45,653  $47,193
                                                      =======  =======  =======

                      AZTAR CORPORATION AND SUBSIDIARIES

NOTE 9. OTHER LONG-TERM LIABILITIES

  At December 30, 1993 and December 31, 1992, other long-term liabilities consisted of (in thousands):

                                                                 1993    1992
                                                                ------- -------
   Accrued rent expense.......................................  $13,684 $15,837
   Deferred compensation and retirement plans.................    8,044   7,343
   Deferred income............................................      154     154
                                                                ------- -------
                                                                $21,882 $23,334
                                                                ======= =======

NOTE 10. REDEEMABLE PREFERRED STOCK

  A series of preferred stock consisting of 100,000 shares has been designated Series B ESOP Convertible Preferred Stock (the "ESOP Stock") and those shares were issued on December 20, 1989, to the Company's Employee Stock Ownership Plan (the "ESOP"). The ESOP purchased the shares for $10,000,000 with funds borrowed from a subsidiary of the Company. These funds are repayable in even semiannual payments of principal and interest at 13 1/2% per year over a 10-year term. During 1993, 1992 and 1991, respectively, 1,203 shares, 878 shares and 239 shares were redeemed primarily in connection with employee terminations. The ESOP Stock has an annual dividend rate of $8.00 per share per annum payable semiannually in arrears. These shares have no voting rights except under certain limited, specified conditions. Shares not allocated to participant accounts and those shares not vested may be redeemed at $100 per share. Shares may be converted into common stock at $9.46 and have a liquidation preference of $100 per share.

  The shares that have been allocated to the ESOP participant accounts and have vested are redeemable at the higher of appraised value, conversion value or $100 per share, by the participant upon termination. The excess of the redemption value of the ESOP Stock over the carrying value is charged to retained earnings upon redemption. In the event of default in the payment of dividends on the ESOP Stock for six consecutive semiannual periods, each outstanding share would have one vote per share of common stock into which the preferred stock is convertible.

NOTE 11. CAPITAL STOCK

  The Company is authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share, issuable in series as the Board of Directors may designate. Approximately 40,000 shares of preferred stock have been designated Series A Junior Participating Preferred Stock but none have been issued.

  The Company is authorized to issue 100,000,000 shares of common stock with a par value of $.01 per share. Shares issued were 41,351,153 at December 30, 1993 and 41,012,323 at December 31, 1992. Common stock outstanding was net of 3,992,142 and 4,034,661 treasury shares at December 30, 1993 and December 31, 1992, respectively. One preferred stock purchase right (a "Right") is attached to each share of the Company's common stock. Each Right will entitle the holder, subject to the occurrence of certain events, to purchase a unit with no par value (a "Unit") consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $40.00 per Unit subject to adjustment. The Rights will expire in December 1999 if not earlier redeemed by the Company at $.01 per Right.

                       AZTAR CORPORATION AND SUBSIDIARIES

  The Company issued 42,000 shares of restricted stock in 1991, on which the restrictions will lapse over a three-year period, commencing on the date of issuance, to certain executive officers and key employees. Compensation expense in connection with these and prior issuances, recognized in 1993, 1992 and 1991, respectively, was $72,000, $654,000 and $620,000.

  In accordance with the Merger agreement, 666,572 shares of common stock that had not been claimed by the shareholders of Ramada were returned to the Company in December 1990 to be held as treasury shares until claimed. During 1993, 1992 and 1991, respectively, 42,519, 60,179 and 117,117 shares were claimed; the balance of unclaimed shares was 446,757 as of December 30, 1993.

  During 1990, the Board of Directors authorized the Company to make discretionary repurchases of up to 4,000,000 shares of its common stock from time to time in the open market or otherwise and at December 30, 1993, there remains 591,900 shares that could be repurchased under this authority. During 1992 the Company repurchased 1,025,100 shares of common stock. None were repurchased under this program in 1993 or 1991. During 1991, under a separate odd-lot buyback program, the Company repurchased 49,857 shares of common stock. During 1992, 3,779 shares of restricted stock that were issued in 1989 were forfeited. Repurchased and forfeited shares are stated at cost and held as treasury shares to be used for general corporate purposes.

  Effective July 18, 1990, the Company adopted a stock option plan for directors who are not employees of the Company ("Nonemployee Director Stock Option Plan"). As of December 30, 1993, 71,000 common shares were reserved under the Nonemployee Director Stock Option Plan. During 1993, options were granted for 9,000 shares at $6.75 per share; during 1992, options were granted for 5,000 shares at $6.75 per share and 9,000 shares at $5.50 per share; during 1991, options were granted for 8,000 shares at $6.50 per share. All options granted under the Nonemployee Director Stock Option Plan are immediately exercisable on the date of grant and expire ten years from the date of grant. At December 30, 1993, December 31, 1992 and January 2, 1992, common shares reserved for future grants of options under this plan were 179,000, 188,000 and 202,000, respectively.

  Changes in the number of common shares reserved under the Company's employee stock option plans are as follows (in thousands of shares):

                                                          NUMBER OF PRICE RANGE
                                                           SHARES   OF OPTIONS
                                                          --------- -----------
   Balance, January 3, 1991.............................    2,992   $3.19-$8.15
     Granted............................................      900         $5.00
     Exercised..........................................      (11)        $3.19
     Cancelled, expired or surrendered..................      (14)        $5.83
                                                            -----
   Balance, January 2, 1992.............................    3,867   $3.19-$8.15
     Granted............................................      135         $6.88
     Exercised..........................................      (82)        $3.19
     Cancelled, expired or surrendered..................      (87)  $3.19-$8.15
                                                            -----
   Balance, December 31, 1992...........................    3,833   $3.19-$8.15
     Granted............................................       50         $7.63
     Exercised..........................................     (339)  $3.19-$8.15
     Cancelled, expired or surrendered..................      (42)  $6.49-$8.15
                                                            -----
   Balance, December 30, 1993...........................    3,502   $3.19-$8.15
                                                            =====

                       AZTAR CORPORATION AND SUBSIDIARIES

  At December 30, 1993, December 31, 1992 and January 2, 1992, options exercisable under the Company's employee stock option plans were 3,077,000, 3,118,000 and 2,238,000, respectively; shares reserved for future grants were 1,797,000, 1,805,000 and 1,849,000, respectively.

  In addition to the common shares reserved under stock option plans at December 30, 1993, the Company has 1,033,000 common shares reserved for the conversion of the ESOP Stock. The Company also has 40,563 shares of preferred stock reserved for exercise of the Rights.

NOTE 12. BENEFIT PLANS

  The Company has a defined benefit pension plan, which is not currently funded, for certain former executive employees. The Company has a nonqualified defined benefit retirement plan, which is not required to be funded by the Company, for certain senior executives. The Company has a defined contribution savings plan that covers substantially all employees who are not covered by a collective bargaining unit. Contributions to the savings plan are discretionary. Total pension and savings plan expense was $689,000 for 1993, $662,000 for 1992 and $900,000 for 1991. The Company also contributed $1,990,000, $1,834,000 and $1,881,000 in 1993, 1992 and 1991, respectively, to trusteed pension plans under various collective bargaining agreements.

  The Company has a deferred compensation plan for designated executives and a similar plan for outside directors. The plans provide for the payment of benefits commencing at retirement. The Company is substantially funding the plans through the purchase of life insurance. Net expense recognized in 1993, 1992 and 1991 was $180,000, $184,000 and $103,000, respectively.

  In connection with Restructuring, the Company adopted the ESOP that covers substantially all non-union employees. The Company will make contributions to the ESOP so that, after the dividends are paid on the Company's ESOP Stock, the ESOP can make its debt service payments to the Company. Cash dividends and contributions, respectively, paid to the ESOP were $787,000 and $1,088,000 in 1993, $797,000 and $1,078,000 in 1992, and $800,000 and $1,076,000 in 1991.
Compensation expense recognized in 1993, 1992 and 1991, respectively, was $1,311,000, $1,400,000 and $1,482,000.

NOTE 13. INCOME TAXES

  The (provision) benefit for income taxes for continuing operations before extraordinary items and cumulative effect of accounting change is comprised of (in thousands):

                                                       1993     1992     1991
                                                      -------  -------  -------
   Current:
    Federal.......................................... $(2,231) $(3,685) $ 1,136
    State............................................     (73)     --       --
                                                      -------  -------  -------
                                                       (2,304)  (3,685)   1,136
                                                      -------  -------  -------
   Deferred:
    Federal..........................................     378   (5,303)      41
    State............................................     902     (641)     --
                                                      -------  -------  -------
                                                        1,280   (5,944)      41
                                                      -------  -------  -------
   Charge in lieu of income taxes....................     --       --    (1,237)
                                                      -------  -------  -------
                                                      $(1,024) $(9,629) $   (60)
                                                      =======  =======  =======

                      AZTAR CORPORATION AND SUBSIDIARIES

  The Company is responsible, with certain exceptions, for the taxes of Ramada through December 20, 1989. In 1991, the Company settled the Internal Revenue Service's examination of Ramada's income tax returns for the years 1984 and 1985 and paid taxes and interest of $17,495,000 in January 1992. The tax liability was less than that provided and the Company recorded a continuing operations benefit of $1,264,000 in 1991. The Internal Revenue Service is examining the income tax returns for the years 1986 through 1991. The New Jersey Division of Taxation is examining the income tax returns for the years 1983 through 1988. Management believes that adequate provision for income taxes and interest has been made in the financial statements.

  General business credits are taken as a reduction of the provision for federal income taxes during the year such credits become available. The following table provides a reconciliation between the federal statutory rates and the (provision) benefit for income taxes when both are expressed as a percentage of pretax income.

                                                        1993    1992    1991
                                                        -----   -----   -----
   Tax (provision) benefit at statutory rate..........  (35.0)% (34.0)% (34.0)%
   (Increase) decrease in tax resulting from:
     State income taxes...............................    4.3    (6.1)    --
     Contributions and gifts..........................    (.6)    (.5)   (6.1)
     Disallowance of business meals...................   (4.1)   (2.2)  (11.1)
     Capitalized restructuring costs..................     .8     2.3    13.5
     Restricted stock and non-qualified stock options.     .7     --     (3.1)
     Casino license amortization......................    --      --     (3.1)
     IRS examination..................................   (7.9)    3.6    42.2
     Targeted jobs tax credit.........................    4.2     1.5     --
     Change in valuation allowance....................   30.3     --      --
     Other, net.......................................   (1.0)   (1.6)    (.5)
                                                        -----   -----   -----
                                                         (8.3)% (37.0)%  (2.2)%
                                                        =====   =====   =====

  The income tax effects of loss carryforwards, tax credit carryforwards and temporary differences between financial and income tax reporting that give rise to the deferred income tax assets and liabilities at December 30, 1993 and December 31, 1992, are as follows (in thousands):

                                                              1993      1992
                                                            --------  --------
   Net operating loss carryforward........................  $ 21,902  $ 26,505
   Accrued rent expense...................................     4,818    11,856
   Accrued bad debt expense...............................     3,972     6,081
   Accrued compensation...................................     5,030     4,737
   Accrued liabilities....................................     2,396     1,205
   General business credit carryforward...................     2,887     2,066
                                                            --------  --------
   Gross deferred tax assets..............................    41,005    52,450
                                                            --------  --------
   Deferred tax asset valuation allowance.................   (20,974)  (24,732)
                                                            --------  --------
   Other..................................................    (1,528)   (1,195)
   Partnership investment.................................    (5,328)   (4,704)
   Depreciation and amortization..........................   (12,199)  (20,544)
   Ramada tax sharing agreement...........................   (20,536)  (22,115)
                                                            --------  --------
   Gross deferred tax liabilities.........................   (39,591)  (48,558)
                                                            --------  --------
   Net deferred tax liabilities...........................  $(19,560) $(20,840)
                                                            ========  ========

                       AZTAR CORPORATION AND SUBSIDIARIES

  Included in the valuation allowance is $520,000 that will be allocated to shareholders' equity when recognized.

  The deferred tax amounts were adjusted in 1993 for the effect of legislation that increased the federal income tax rate from 34% to 35%. The net effect of this change was not significant. The December 31, 1992 valuation allowance was reduced during 1993 due to the generation of taxable income that resulted in the utilization of a portion of the net operating loss carryforward. The effect of this reduction was to decrease the 1993 income tax expense by $3,878,000.

  At December 30, 1993, tax benefits are available for federal income tax purposes as follows (in thousands):

      Net operating losses............................................. $40,466
      General business credits.........................................   2,121

  These tax benefits will expire in the years 2003 through 2008 if not used. The Company also has alternative minimum tax credit carryforwards of $766,000 that can be carried forward indefinitely and offset against the regular federal income tax liability. In addition, the Company has net operating loss carryforwards for state income tax purposes that will expire in the following years if not used (in thousands):

      1994.............................................................. $13,705
      1995..............................................................  26,377
      1996..............................................................  13,300
      1997..............................................................  15,962
      1998..............................................................   6,334
      2000..............................................................  10,307

  A valuation allowance has been established for those federal and state tax benefits which are not expected to be realized.

NOTE 14. DISCONTINUED OPERATIONS

  In 1989, the Company disposed of its hotel business and the following items are related to this discontinued operation. In 1992, the Company reached a settlement with Canadian tax authorities in relation to the 1988 and 1989 income tax returns of Ramada Inc. and received a refund of $1,262,000. In 1991, the Company recorded a tax benefit of $1,861,000 in connection with the settlement discussed in "Note 13. Income Taxes". In another matter, but also in 1991, the Company reached a settlement with Canadian tax authorities and received a refund of $692,000.

NOTE 15. EXTRAORDINARY ITEMS

  A substantial portion of the proceeds from the issuance of the Subordinated Notes were loaned to AGP to redeem its 12% First Mortgage Notes Due 1996. In connection with the debt redemption, the Company paid a prepayment premium and expensed its remaining deferred financing costs. These items were reflected in the 1992 Consolidated Statement of Operations as an extraordinary loss of $5,335,000, net of an income tax benefit of $2,749,000.

  The Company has a net operating loss carryforward from 1989. A portion of the tax benefit of the 1989 loss was offset against the 1991 provision for income taxes as an extraordinary item because the tax benefit of the 1989 loss could not have been recorded previously.

                      AZTAR CORPORATION AND SUBSIDIARIES

NOTE 16. CUMULATIVE EFFECT OF ACCOUNTING CHANGE

  In February 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), which superseded Statement of Financial Accounting Standards No. 96 with the same title ("SFAS 96"). SFAS 96 was never adopted by the Company. The Company adopted the provisions of SFAS 109 in the first quarter of 1992 and elected not to restate prior year financial statements. The effect from prior years of adopting SFAS 109 as of the beginning of fiscal 1992 was a net deferred income tax benefit of $7,500,000 and it was reflected in the 1992 Consolidated Statement of Operations as the Cumulative effect of accounting change.

  The income tax effects of loss carryforwards, tax credit carryforwards and temporary differences between financial and income tax reporting that give rise to the deferred income tax assets and liabilities at January 2, 1992, under the provisions of SFAS 109, are as follows (in thousands):

                                                            DEFERRED INCOME TAX
                                                            --------------------
                                                            ASSETS   LIABILITIES
                                                            -------  -----------
   Net operating loss carryforward........................  $26,058
   Accrued rent expense...................................   12,914
   Accrued bad debt expense...............................    5,770
   Accrued compensation...................................    3,572
   Accrued liabilities....................................    2,199
   General business credit carryforward...................    1,407
   Other..................................................      618
   Partnership investment.................................             $ 4,963
   Depreciation and amortization..........................              14,472
   Ramada tax sharing agreement...........................              22,437
                                                            -------    -------
                                                             52,538    $41,872
                                                                       =======
   Valuation allowance....................................  (25,562)
                                                            -------
                                                            $26,976
                                                            =======

  Included in the valuation allowance is $505,000 that will be allocated to shareholders' equity when recognized.

NOTE 17. CONTINGENCIES AND COMMITMENTS

  The Company agreed to indemnify Ramada against all monetary judgments in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the Restructuring on December 20, 1989, as well as all related attorneys' fees and expenses not paid at that time, except for any judgments, fees or expenses accrued on the hotel business balance sheet and except for any unaccrued and unreserved aggregate amount up to $5,000,000 of judgments, fees or expenses related exclusively to the hotel business. Aztar is entitled to the benefit of any crossclaims or counterclaims related to such lawsuits and of any insurance proceeds received. In addition, the Company agreed to indemnify Ramada for various lease guarantees made by Ramada relating to the restaurant business conducted through its Marie Callender Pie Shops, Inc. ("MCPSI") subsidiary. In connection with these matters the Company has an accrued liability of $3,980,000 and $4,256,000 at December 30, 1993 and December 31, 1992,
respectively.

                       AZTAR CORPORATION AND SUBSIDIARIES

  The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions filed by the Company. Management believes that its defenses are substantial in each of these matters and that the Company's legal posture can be successfully defended without material adverse effect on its consolidated financial statements.

  The Company had commitments for capital expenditures of approximately $13,000,000 at December 30, 1993.

NOTE 18. ACQUISITION

  In July 1993, the Company acquired the partnership interests in AREI and AGP. AREI owned a 99.9% general partnership interest in AGP, which acquired a substantial interest in TropWorld in a sale-leaseback transaction in 1984.

  The acquisition has been accounted for as a purchase by the Company. The aggregate consideration, including costs incurred to complete the transaction, was approximately $62,000,000 in cash. The Company obtained the $10 Million Credit Facility to fund a portion of the purchase price. This acquisition did not significantly change Aztar's total assets. The cash paid by Aztar and notes receivable from AGP were replaced on Aztar's balance sheet by the assets acquired, which consisted primarily of building and equipment. The additional $10,000,000 of indebtedness incurred by Aztar was more than offset by a reduction of indebtedness to AGP.

  The Company's consolidated statement of operations for the year ended December 30, 1993 includes the results of AGP since its acquisition. After intercompany eliminations, the acquisition has the following effects on consolidated results: Most of the reduction in Aztar interest income from the replacement of the AGP notes receivable is offset by a reduction in rent expense. Aztar's net income is affected negatively primarily by an increase in depreciation expense.

  If the acquisition had occurred at the beginning of each of the years ended December 30, 1993 and December 31, 1992, the Company's results of operations would have been as follows (in thousands, except per share data):

                                                                1993     1992
                                                              -------- --------
                                                                 (UNAUDITED)
   Revenues.................................................  $518,762 $512,045
   Income from continuing operations before extraordinary
    item and cumulative effect of accounting change.........     7,846    8,332
   Net income...............................................     7,846   11,759
   Earnings per common and common equivalent share:
     Income from continuing operations before extraordinary
      item and cumulative effect of accounting change.......  $    .19 $    .20
     Net income.............................................       .19      .29
   Earnings per common share assuming full dilution:
     Income from continuing operations before extraordinary
      item and cumulative effect of accounting change.......  $    .18 $    .20
     Net income.............................................       .18      .28

                       AZTAR CORPORATION AND SUBSIDIARIES

NOTE 19. UNAUDITED QUARTERLY RESULTS/COMMON STOCK PRICES

  The following unaudited information shows selected items in thousands, except per share data, for each quarter in the years ended December 30, 1993 and December 31, 1992. The Company's common stock is listed on the New York Stock Exchange.

                                          FIRST     SECOND    THIRD     FOURTH
                                         --------  --------  --------  --------
1993
- ----
Revenues...............................  $122,322  $130,781  $144,038  $121,621
Operating income.......................     3,517     6,869    19,576     7,457
Income (loss) before income taxes......     2,542     6,078     8,859    (5,073)
Income taxes...........................      (958)   (2,172)   (3,526)    5,632
Net income.............................     1,584     3,906     5,333       559
Earnings per common and common equiva-
 lent share:
  Net income...........................       .04       .10       .13       .01
Earnings per common share assuming full
 dilution:
  Net income...........................       .04       .09       .13       .01

1992
- ----
Revenues...............................  $117,669  $131,646  $141,225  $121,505
Operating income.......................     2,995    10,400    15,147     4,067
Income from continuing operations be-
 fore income taxes, extraordinary item
 and cumulative effect of accounting
 change................................     1,549     9,210    13,888     1,360
Income taxes...........................      (629)   (3,158)   (5,382)     (460)
Discontinued operations................       --        --        --      1,262
Extraordinary item.....................       --        --        --     (5,335)
Cumulative effect of accounting change.     7,500       --        --        --
Net income (loss)......................     8,420     6,052     8,506    (3,173)
Earnings per common and common equiva-
 lent share:
  Income from continuing operations be-
   fore extraordinary item and cumula-
   tive effect of accounting change....       .02       .16       .22       .02
  Net income (loss)....................       .21       .16       .22      (.09)
Earnings per common share assuming full
 dilution:
  Income from continuing operations be-
   fore extraordinary item and cumula-
   tive effect of accounting change....       .02       .15       .22       .02
  Net income (loss)....................       .21       .15       .22      (.09)

Common Stock Prices

1993--High.............................  $   8.88  $  10.13  $   9.63  $   7.88
    --Low..............................      6.63      6.25      7.00      6.00
1992--High.............................      7.50      6.50      7.13      7.63
    --Low..............................      5.00      4.63      5.00      6.13

                       AZTAR CORPORATION AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                         MARCH 31,  DECEMBER 30,
                                                           1994         1993
                                                         ---------  ------------
ASSETS
Current assets:
  Cash and cash equivalents............................. $ 35,020     $ 39,551
  Accounts receivable, net..............................   19,673       19,170
  Refundable income taxes...............................    1,009        2,062
  Inventories...........................................    5,466        5,564
  Prepaid expenses......................................    7,803        9,206
  Deferred income taxes.................................    6,498        6,566
                                                         --------     --------
    Total current assets................................   75,469       82,119
Investments in and advances to unconsolidated partner-
 ship...................................................   13,460       13,776
Other investments.......................................   22,820       22,131
Property and equipment:
  Buildings and equipment, net..........................  640,639      648,139
  Land..................................................   81,795       81,795
  Construction in progress..............................   19,674        6,701
  Leased under capital leases, net......................      972        1,043
                                                         --------     --------
                                                          743,080      737,678
Other assets............................................   20,527       21,467
                                                         --------     --------
                                                         $875,356     $877,171
                                                         ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accruals......................... $ 32,531     $ 39,515
  Accrued payroll and employee benefits.................   17,209       15,823
  Accrued interest payable..............................   13,489       13,714
  Income taxes payable..................................    2,644        2,633
  Current portion of long-term debt.....................    2,503        2,499
                                                         --------     --------
    Total current liabilities...........................   68,376       74,184
Long-term debt..........................................  404,033      404,086
Other long-term liabilities.............................   22,368       21,882
Deferred income taxes...................................   25,047       26,126
Contingencies and commitments
Series B ESOP convertible preferred stock (redemption
 value $4,335 and $4,295)...............................    4,129        3,905
Shareholders' equity:
  Common stock, $.01 par value (37,368,426 and
   37,359,011 shares outstanding).......................      414          414
  Paid-in capital.......................................  346,965      346,965
  Retained earnings.....................................   20,956       16,559
  Less:Treasury stock...................................  (16,885)     (16,885)
  Unearned compensation.................................      (47)         (65)
                                                         --------     --------
    Total shareholders' equity..........................  351,403      346,988
                                                         --------     --------
                                                         $875,356     $877,171
                                                         ========     ========

   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

          FOR THE THREE MONTHS ENDED MARCH 31, 1994 AND APRIL 1, 1993

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               FIRST QUARTER
                                                             ------------------
                                                               1994      1993
                                                             --------  --------
REVENUES
  Casino.................................................... $106,972  $104,359
  Rooms.....................................................   10,056     7,343
  Food and beverage.........................................   10,577     8,487
  Other.....................................................    2,961     2,133
                                                             --------  --------
                                                              130,566   122,322
COSTS AND EXPENSES
  Casino....................................................   48,610    51,299
  Rooms.....................................................    5,892     4,186
  Food and beverage.........................................    9,421     7,942
  Other.....................................................    1,842     1,485
  Marketing.................................................   11,442    11,550
  General and administrative................................   11,694    11,060
  Utilities.................................................    3,156     2,677
  Repairs and maintenance...................................    4,567     4,463
  Provision for doubtful accounts...........................    1,051       452
  Property taxes and insurance..............................    4,416     4,183
  Net rent..................................................    2,345    12,547
  Depreciation and amortization.............................    9,286     6,961
                                                             --------  --------
                                                              113,722   118,805
                                                             --------  --------
Operating income............................................   16,844     3,517
  Interest income...........................................      556    11,719
  Interest expense..........................................  (11,822)  (11,727)
                                                             --------  --------
Income before other items and income taxes..................    5,578     3,509
  Equity in unconsolidated partnership's loss...............     (940)     (967)
                                                             --------  --------
Income before income taxes..................................    4,638     2,542
  Income taxes..............................................      (85)     (958)
                                                             --------  --------
Net income.................................................. $  4,553  $  1,584
                                                             ========  ========
Net income per common and common equivalent share........... $    .11  $    .04
Net income per common share assuming full dilution.......... $    .11  $    .04
Weighted average common shares applicable to:
  Net income per common and common equivalent share.........   38,261    38,291
  Net income per common share assuming full dilution........   39,292    39,341

   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

          FOR THE THREE MONTHS ENDED MARCH 31, 1994 AND APRIL 1, 1993

                                 (IN THOUSANDS)

                                                                FIRST QUARTER
                                                               ----------------
                                                                1994     1993
                                                               -------  -------
Cash Flows from Operating Activities
Net income.................................................... $ 4,553  $ 1,584
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation and amortization...............................   9,810    7,416
  Provision for losses on accounts receivable.................   1,051      452
  Loss on reinvestment obligation.............................     131      243
  Interest income.............................................     --     1,460
  Rent expense................................................     237     (782)
  Distribution in excess of equity in income of partnership...     316      323
  Deferred income taxes.......................................  (1,011)     585
  Change in assets and liabilities:
    (Increase) decrease in accounts receivable................  (1,754)   1,253
    (Increase) decrease in refundable income taxes............   1,053       90
    (Increase) decrease in inventories and prepaid expenses...   1,417      984
    Increase (decrease) in accounts payable, accrued expenses
     and income taxes payable.................................  (5,010) (17,047)
    Other items, net..........................................     212      368
                                                               -------  -------
      Net cash provided by (used in) operating activities.....  11,005   (3,071)
                                                               -------  -------
Cash Flows from Investing Activities
  Payments received on TropWorld second mortgage..............     --    21,300
  Payments received on other notes receivable.................     454      873
  Increase in TropWorld second mortgage.......................     --   (21,300)
  Increase in other notes receivable..........................     --      (239)
  Purchases of property and equipment......................... (14,140) (16,974)
  Additions to other long-term assets.........................  (1,307)  (1,719)
                                                               -------  -------
      Net cash provided by (used in) investing activities..... (14,993) (18,059)
                                                               -------  -------
Cash Flows from Financing Activities
  Proceeds from issuance of long-term debt....................  10,000      --
  Proceeds from issuance of common stock......................     --     2,048
  Principal payments on long-term debt........................ (10,117)  (1,016)
  Preferred stock dividend....................................    (389)    (395)
  Redemption of preferred stock...............................     (37)     (17)
                                                               -------  -------
      Net cash provided by (used in) financing activities.....    (543)     620
                                                               -------  -------
  Net increase (decrease) in cash and cash equivalents........  (4,531) (20,510)
  Cash and cash equivalents at beginning of period............  39,551  100,403
                                                               -------  -------
      Cash and cash equivalents at end of period.............. $35,020  $79,893
                                                               =======  =======
Supplemental Cash Flow Disclosures
Summary of non-cash investing and financing activities:
  Capital lease obligations incurred for property and
   equipment.................................................. $   --   $   247
  Tax benefit from stock options and preferred stock dividend.      43      277
Cash paid (refunded) during the period for the following:
  Interest, net of amount capitalized......................... $11,542  $22,097
  Income taxes................................................     (11)     122

   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

          FOR THE THREE MONTHS ENDED MARCH 31, 1994 AND APRIL 1, 1993

                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                              FIRST QUARTER
                                                            ------------------
                                                              1994      1993
                                                            --------  --------
Common stock:
  Beginning balance........................................ $    414  $    410
  Stock options exercised for 321,808 shares in 1993.......      --          3
                                                            --------  --------
    Ending balance.........................................      414       413
                                                            --------  --------
Paid-in capital:
  Beginning balance........................................  346,965   344,574
  Stock options exercised..................................      --      2,045
  Tax benefit from stock options exercised.................      --        233
                                                            --------  --------
    Ending balance.........................................  346,965   346,852
                                                            --------  --------
Retained earnings:
  Beginning balance........................................   16,559     5,787
  Preferred stock dividend, net of income tax benefit of
   $43 and $44.............................................     (156)     (154)
  Net income...............................................    4,553     1,584
                                                            --------  --------
    Ending balance.........................................   20,956     7,217
                                                            --------  --------
Treasury stock:
  Beginning and ending balance.............................  (16,885)  (16,885)
                                                            --------  --------
Unearned compensation:
  Beginning balance........................................      (65)     (137)
  Amortization.............................................       18        19
                                                            --------  --------
    Ending balance.........................................      (47)     (118)
                                                            --------  --------
                                                            $351,403  $337,479
                                                            ========  ========


   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1: GENERAL

  The consolidated financial statements reflect all adjustments, such adjustments being normal recurring accruals, which are necessary, in the opinion of management, for the fair presentation of the results of the interim periods; interim results, however, may not be indicative of the results for the full year.

  The notes to the interim consolidated financial statements are presented to enhance the understanding of the financial statements and do not necessarily represent complete disclosures required by generally accepted accounting principles. Capitalized interest was $495,000 and $712,000 for the quarters ended 1994 and 1993, respectively. For additional information regarding significant accounting policies, long-term debt, lease obligations, and other matters applicable to the Company, reference should be made to the Company's Annual Report to Shareholders for the year ended December 30, 1993.

NOTE 2: INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED PARTNERSHIP

  Following are summarized operating results for the Company's unconsolidated partnership, accounted for using the equity method for the three months ended March 31, 1994 and April 1, 1993 (in thousands):

                                                                 FIRST QUARTER
                                                                 --------------
                                                                  1994    1993
                                                                 ------  ------
Revenues........................................................ $3,582  $3,152
Operating expenses..............................................   (683)   (694)
                                                                 ------  ------
Operating income................................................  2,899   2,458
Interest expense................................................   (923)   (967)
                                                                 ------  ------
  Net income.................................................... $1,976  $1,491
                                                                 ======  ======

NOTE 3: OTHER LONG-TERM LIABILITIES

  At March 31, 1994 and December 30, 1993, other long-term liabilities consisted of (in thousands):

                                                                 1994    1993
                                                                ------- -------
Accrued rent expense........................................... $13,921 $13,684
Deferred compensation and retirement plans.....................   8,293   8,044
Deferred income................................................     154     154
                                                                ------- -------
                                                                $22,368 $21,882
                                                                ======= =======

NOTE 4: INCOME TAXES

  The Company is responsible, with certain exceptions, for the taxes of Ramada through December 20, 1989. The Internal Revenue Service has completed its examination of the years 1986 and 1987. Ramada has signed a partial agreement for those two years and has filed a petition with the U.S. Tax Court for two remaining issues. The Internal Revenue Service is examining the income tax returns for the years 1988 through 1991. The New Jersey Division of Taxation is examining the income tax returns for the years 1983 through 1988. Management believes that adequate provision for income taxes and interest has been made in the financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(UNAUDITED)

  The December 30, 1993 valuation allowance was reduced during the 1994 first quarter due to the generation of taxable income that resulted in the utilization of a portion of the net operating loss carryforward. The effect of this reduction was to decrease the 1994 first quarter income tax expense by $1,604,000.

NOTE 5: NET INCOME PER SHARE

  Net income per common and common equivalent share is computed based on the weighted average number of common shares outstanding after consideration of the dilutive effect of stock options. Net income per common share, assuming full dilution, is computed based on the weighted average number of common shares outstanding after consideration of the dilutive effect of stock options and the assumed conversion of the preferred stock at the stated rate. Net income for both computations is adjusted for dividends on the preferred stock.

NOTE 6: CONTINGENCIES AND COMMITMENTS

  The Company agreed to indemnify Ramada against all monetary judgments in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the Restructuring of Ramada on December 20, 1989, as well as all related attorneys' fees and expenses not paid at that time, except for any judgments, fees or expenses accrued on the hotel business balance sheet and except for any unaccrued and unreserved aggregate amount up to $5 million of judgments, fees or expenses related exclusively to the hotel business. Aztar is entitled to the benefit of any crossclaims or counterclaims related to such lawsuits and of any insurance proceeds received. In addition, the Company agreed to indemnify Ramada for various lease guarantees made by Ramada relating to the restaurant business conducted through its MCPSI subsidiary. In connection with these matters, the Company has an accrued liability of $3,978,000 and $3,980,000 at March 31, 1994 and December 30, 1993, respectively.

  The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions filed by the Company. Management believes that its defenses are substantial in each of these matters and that the Company's legal posture can be successfully defended without material adverse effect on its consolidated financial statements.

  The Company had commitments for capital expenditures of approximately $20,000,000 at March 31, 1994.

                                                           [LOGO OF AZTAR]

                                                             [Ramada Express
                                                                Logo]

                                                           Ramada Express'
                                                           Victorian-era
 [Photo of Ramada Express -- train in station]             railroad theme
                                                           includes a train
                                                           that guests can
                                                           ride from parking
                                                           to Casino Station,
                                                           where they can
                                                           enter the casino
                                                           directly.

                                                             [Tropicana Logo]

                                                           The new facades at
                                                           Tropicana utilize a
      [Photo of Tropicana -- new facade]                   colorful Caribbean
                                                           decor, with
                                                           elements that
                                                           elaborate on
                                                           Tropicana's
                                                           tropical island
                                                           theme.

                                                             [TropWorld Logo]

                                                           A four-story high
                                                           Ferris wheel is a
                    [Photo of TropWorld -- Ferris          signature feature
                             wheel]                        of Tivoli Pier,
                                                           TropWorld's two-
                                                           acre indoor
                                                           entertainment
                                                           attraction.

NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   3
Incorporation of Certain Documents by Reference...........................   3
Prospectus Summary........................................................   5
Risk Factors..............................................................  11
Use of Proceeds...........................................................  14
Selected Consolidated Financial Information...............................  15
Capitalization............................................................  17
Recent Results of Operations..............................................  18
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................  18
Certain Contractual Arrangements..........................................  27
Business..................................................................  29
Credit Policy and Control Procedures......................................  35
Regulation................................................................  35
Employees.................................................................  47
Trademarks................................................................  47
Legal Proceedings.........................................................  48
Management................................................................  49
Security Ownership........................................................  51
Description of the Notes..................................................  52
Underwriting..............................................................  72
Experts...................................................................  72
Legal Matters.............................................................  72
Index to Financial Statements............................................. F-1

$180,000,000

AZTAR CORPORATION

 % SENIOR SUBORDINATED
NOTES DUE 2004







- -----------------------------------
   SALOMON BROTHERS INC
   -----------------------------------------------

   PROSPECTUS

   DATED         , 1994

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

Securities and Exchange Commission registration fee..................... $62,069
NASD filing fee.........................................................  18,500
Printing and engraving..................................................   **
Accounting fees and expenses............................................   **
Legal fees and expenses (other than Blue Sky)...........................   **
Blue Sky fees and expenses, including legal fees........................   **
Trustee fees and expenses...............................................   **
Miscellaneous...........................................................   **
                                                                         -------
Total ..................................................................   **
                                                                         =======

- --------
*Expenses other than filing fees are estimated

**To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article Eighth of the Company's Restated Certificate of Incorporation, which is incorporated by reference in this Registration Statement, provides that the Company shall indemnify to the full extent authorized or permitted by law any person made, or threatened to be made a party or witness to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was a director or an officer of the Company or by reason of the fact that such person, at the request of the Company, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity.

  Pursuant to Section 145 of the General Corporation Law of Delaware (the "Delaware Corporation Law"), Article VIII of the By-laws of the Company, which are incorporated by reference in this Registration Statement, provides that the Company shall indemnify any person in connection with the defense or settlement of any threatened, pending or completed legal proceeding (other than a legal proceeding by or in the right of the Company) by reason of the fact that he, his testator or intestate, is or was a director or officer of the Company or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such legal proceedings if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the Company, the director or officer may be indemnified by the Company against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such legal proceedings if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company; except that he may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the Company unless a Court determines otherwise.

  Article VIII of the Company's By-laws allows the Company to maintain director and officer liability insurance on behalf of any person who is or was a director or officer of the Company or such person who serves or served as a director, officer, agent or employee, at another corporation, partnership or other enterprise at the request of the Company.

  Pursuant to Section 102(b)(7) of the Delaware Corporation Law, Article Eighth of the Restated Certificate of Incorporation of the Company provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of his fiduciary duty as a director, provided, however, that such clause shall not apply to any liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions that are not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 174 of the Delaware Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16. EXHIBITS

  (a) Exhibits

    EXHIBIT NO.                                    DESCRIPTION
    -----------                                    -----------

         +1.    Form of Underwriting Agreement relating to the Notes.

          4.1   Rights Agreement between Aztar Corporation and First Interstate Bank of
                Arizona, N.A. as Rights Agent, filed as Exhibit 4.1 to Aztar
                Corporation's Registration Statement No. 33-51008 and incorporated herein by reference.

          4.2   Indenture, dated as of December 15, 1989, among Aztar Mortgage Funding,
                Inc., Ramada Inc., as guarantor, and First Interstate Bank of Arizona,
                N.A., as Trustee, relating to the First Mortgage Notes Due 1996, filed as Exhibit 4.2 to Aztar Corporation's Registration Statement No. 33-
                51008 and incorporated herein by reference.

          4.3   Instrument of Appointment and Acceptance of Successor Trustee dated as of January 26, 1993, among Aztar Mortgage Funding, Inc., as Issuer,
                Aztar Corporation, as Guarantor, First Interstate Bank of Arizona,
                N.A., as resigning Trustee, and First Bank National Association, as successor Trustee, filed as Exhibit 4.2(b) to Aztar Corporation's 1993
                Form 10-K and incorporated herein by reference.

          4.4   Indenture dated as of October 8, 1992, between Aztar Corporation and
                Bank of America National Trust and Savings Association, as Trustee,
                relating to the Senior Subordinated Notes Due 2002 of Aztar
                Corporation, filed as Exhibit 4.1 to Aztar Corporation's form 10-Q for the quarter ended October 1, 1992 and incorporated herein by reference.

         +4.5   Form of Indenture to be entered into between Aztar Corporation and
                American Bank National Association, as Trustee, relating to the Senior
                Subordinated Notes Due 2004 of Aztar Corporation.

       ***5.    Opinion of Latham & Watkins as to the validity of the securities being registered hereby.

        +12.    Computation of Ratio of Earnings to Fixed Charges.

      ***23.1 Consent of Latham & Watkins. Reference is hereby made to Exhibit 5 hereto.

       **23.2   Consent of Coopers & Lybrand with respect to financial statements of the Company.

       **23.3 Consent of Ernst & Young with respect to financial statements of Ambassador Real Estate Investors, L.P.

       +24.1    Powers of Attorney for John B. Bohle, Edward M. Carson, A. Sam Gittlin,
                John R. Norton, III, Robert S. Rosow, Richard Snell, Carroll V.
                Willoughby and Meridith P. Sipek (included in the signature page on page II-4 of this Registration Statement).

    EXHIBIT NO.                                    DESCRIPTION
    -----------                                    -----------
       **24.2   Power of Attorney for Terence W. Thomas.
       **25.    Statement of Eligibility and Qualification Under the Trust Indenture
                Act of 1939.

- --------

    +   Previously filed

  **   Filed herewith

 ***   To be filed by amendment

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona on the 20th day of July, 1994.
                                          AZTAR CORPORATION

                                          By         PAUL E. RUBELI
                                            -----------------------------------
                                                     Paul E. Rubeli
                                                   Chairman of the Board
                                                    President and Chief
                                                     Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----

           PAUL E. RUBELI               Director, Chairman
- -------------------------------------    of the Board,          July 20, 1994
           Paul E. Rubeli                President and Chief
                                         Executive Officer


          ROBERT M. HADDOCK             Director, Executive
- -------------------------------------    Vice President and     July 20, 1994
          Robert M. Haddock              Chief Financial
                                         Officer


               *                        Director                July 20, 1994
- -------------------------------------
            John B. Bohle


               *                        Director                July 20, 1994
- -------------------------------------
          Edward M. Carson


               *                        Director                July 20, 1994
- -------------------------------------
           A. Sam Gittlin


               *                        Director                July 20, 1994
- -------------------------------------
         John R. Norton, III

           SIGNATURE                    TITLE                 DATE
           ---------                    -----                 ----

               *                        Director              July 20, 1994
- -------------------------------------
           Robert S. Rosow


               *                        Director              July 20, 1994
- -------------------------------------
            Richard Snell


                                        Director
- -------------------------------------
     Vesta Valentine Temen


               *                        Director              July 20, 1994
- -------------------------------------
          Terence W. Thomas


               *                        Director              July 20, 1994
- -------------------------------------
        Carroll V. Willoughby


          MERIDITH P. SIPEK             Controller            July 20, 1994
- -------------------------------------
          Meridith P. Sipek


          ROBERT M. HADDOCK
*By: --------------------------------
          Robert M. Haddock

                            GRAPHICS APPENDIX LIST

PAGE WHERE GRAPHIC
    APPEARS            DESCRIPTION OF GRAPHIC OR CROSS-REFERENCE
- ------------------     ---------------------------------------------------------

INSIDE FRONT COVER     Ramada Express Hotel and Casino logo

                       Photograph of exterior of Ramada Express Hotel and Casino at night

                       Tropicana Resort and Casino logo

                       Photograph of exterior of Tropicana Resort and Casino at night

                       TropWorld Casino and Entertainment Resort logo

                       Photograph of TropWorld exterior in daylight

INSIDE BACK COVER      Ramada Express Hotel and Casino logo

                       Photograph of Ramada Express train in station

                       Tropicana Resort and Casino logo

                       Photograph of new facade of Tropicana Resort and Casino

                       TropWorld Casino and Entertainment Resort logo

                       Photograph of indoor Ferris wheel at TropWorld Casino and Entertainment Resort

                                 EXHIBIT INDEX

    EXHIBIT NO.                                    DESCRIPTION
    -----------                                    -----------


         +1.    Form of Underwriting Agreement relating to the Notes.

          4.1   Rights Agreement between Aztar Corporation and First Interstate Bank of
                Arizona, N.A. as Rights Agent, filed as Exhibit 4.1 to Aztar
                Corporation's Registration Statement No. 33-51008 and incorporated herein by reference.

          4.2   Indenture, dated as of December 15, 1989, among Aztar Mortgage Funding,
                Inc., Ramada Inc., as guarantor, and First Interstate Bank of Arizona,
                N.A., as Trustee, relating to the First Mortgage Notes Due 1996, filed as Exhibit 4.2 to Aztar Corporation's Registration Statement No. 33-
                51008 and incorporated herein by reference.

          4.3   Instrument of Appointment and Acceptance of Successor Trustee dated as of January 26, 1993, among Aztar Mortgage Funding, Inc., as Issuer,
                Aztar Corporation, as Guarantor, First Interstate Bank of Arizona,
                N.A., as resigning Trustee, and First Bank National Association, as successor Trustee, filed as Exhibit 4.2(b) to Aztar Corporation's 1993
                Form 10-K and incorporated herein by reference.

          4.4   Indenture dated as of October 8, 1992, between Aztar Corporation and
                Bank of America National Trust and Savings Association, as Trustee,
                relating to the Senior Subordinated Notes Due 2002 of Aztar
                Corporation, filed as Exhibit 4.1 to Aztar Corporation's form 10-Q for the quarter ended October 1, 1992 and incorporated herein by reference.

         +4.5   Form of Indenture to be entered into between Aztar Corporation and
                American Bank National Association, as Trustee, relating to the Senior
                Subordinated Notes Due 2004 of Aztar Corporation.

       ***5.    Opinion of Latham & Watkins as to the validity of the securities being registered hereby.

        +12.    Computation of Ratio of Earnings to Fixed Charges.

      ***23.1 Consent of Latham & Watkins. Reference is hereby made to Exhibit 5 hereto.

       **23.2   Consent of Coopers & Lybrand with respect to financial statements of the Company.

       **23.3 Consent of Ernst & Young with respect to financial statements of Ambassador Real Estate Investors, L.P.

        +24.1   Powers of Attorney for John B. Bohle, Edward M. Carson, A. Sam Gittlin,
                John R. Norton, III, Robert S. Rosow, Richard Snell, Carroll V.
                Willoughby and Meridith P. Sipek (included in the signature page on page II-4 of this Registration Statement).

       **24.2   Power of Attorney for Terence W. Thomas.

       **25.    Statement of Eligibility and Qualification Under the Trust Indenture
                Act of 1939.

- --------

  + Previously filed

  ** Filed herewith

 *** To be filed by amendment